
Downey Savings

DOWNEY FINANCIAL CORP

Growing Places


Downey Savings

DOWNEY FINANCIAL CORP.
2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(Dollars in Thousands, Except Per Share Data) FOR THE YEAR:	2001	2000	1999
Net income	$ 120,181	$ 99,251[1]	$ 63,804
Per common share:			
Basic	4.26	3.52[1]	2.27
Diluted	4.25	3.51[1]	2.26
Cash dividends paid	0.36	0.36	0.35
Profitability ratios:			
Return on average assets	1.11%	0.97%[1]	0.85%
Return on average stockholders' equity	17.81	17.17[1]	12.70
Loans originated for portfolio:			
Residential one-to-four unit real estate	$ 3,224,466	$ 3,254,447	$ 4,609,752
All other	180,498	253,529	530,129
Loans originated for sale	4,823,938	1,729,220	2,042,274
AT DECEMBER 31:			
Total assets	$11,105,030	$10,893,863	$ 9,407,540
Loans receivable and mortgage-backed securities	10,132,413	10,084,353	8,746,063
Allowance for loan losses	36,120	34,452	38,342
Investments and cash equivalents	551,823	439,968	299,698
Deposits:			
Transaction accounts	2,926,736	1,483,486	1,489,939
Certificates of deposit	5,692,830	6,599,203	5,072,822
Total	8,619,566	8,082,689	6,562,761
Stockholders' equity	733,896	624,636	532,418
Shares outstanding	28,213,048	28,205,741	28,148,409
Book value per common share	$ 26.01	$ 22.15	$ 18.91
Bank regulatory capital ratios:			
Core and tangible capital	7.10%	6.42%	6.27%
Risk-based capital	14.53	12.94	12.14
Non-performing assets as a percentage of assets	0.83%	0.50%	0.42%
Number of branches	137	114	104

1. Excluding the gain from the sale of Downey Auto Finance Corp., net income would have been $93.6 million or $3.33 per share on a basic basis and $3.32 per share on a diluted basis and the returns on average assets and average equity would have been 0.92% and 16.20%, respectively.

Certain statements in this document may constitute "forward-looking statements" under the Private Securities Litigation reform Act of 1995, which involve risks and uncertainties. Downey's actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which Downey conducts its operations, fluctuations in interest rates, credit quality and government regulation.

TO OUR FRIENDS AND SHAREHOLDERS:

Downey Financial Corp. had another great year in 2001, our fourth consecutive year of record earnings and the first exceeding $100 million. Despite turbulent markets and plunging interest rates, net income totaled $120.2 million, or $4.25 per share, and was 21.1% higher than in 2000, when results included a $9.8 million pre-tax gain on the sale of a subsidiary.

Besides breaking records in net income and earnings per share, Downey reported record deposits, loan volume and branch openings. Last year's falling interest rates, however, precipitated mortgage refinancings that replaced many adjustable rate mortgages, which we typically retain, with fixed rate mortgages, which we typically sell to others. The result was record loan sales, with assets remaining relatively stable.

We opened 23 branches last year, of which four were traditional or freestanding while 19 were in large supermarkets. One of those new traditional branches was our first in Arizona. Our responsiveness and excellent reputation with retailers enabled us to continue expanding rapidly into high-growth markets. In fact, the Downey Savings branch network more than doubled over the past six years. Although our 137 branches are about evenly divided between traditional and in-store types, most of our growth in the coming years will be through in-store branches, where cost effectiveness is greatest and where retail traffic delivers a reliable stream of new business.

Our efficiency ratio, which relates general and administrative expense to revenue, improved to a new annual low of 43.9% in 2001, attributable in part to substantial technology investments we made over the past several years. Maintaining this level of efficiency and productivity, especially with a record number of branch openings, was a remarkable accomplishment by the skilled and seasoned people who staff Downey at all levels.

The company's capital structure remains in excellent condition, and our low level of borrowings gives us greater borrowing capacity than many competing institutions our size or larger. If future capital financing is desired, a shelf registration of Downey Financial Corp. securities is available.

The moderate increase in mortgage rates in late 2001 portends a return to a more dynamic adjustable rate mortgage market which, when it occurs, should facilitate better asset growth in the new year. We expect that our improved ability to balance our business despite interest rate swings will continue to serve us well as conditions change.

In its first 44 years, our company grew to become one of the 10 largest financial institutions in California. Today, we have the people, the facilities, the resources and the determination to give Downey an even greater presence in the exciting markets we serve.

We invite shareholders to review the enclosed annual Downey Financial Corp. Form 10-K report, as filed with the Securities and Exchange Commission, for additional details on results of the company's operations.

Maurice L. McAlister
Chairman of the Board

Daniel D. Rosenthal
President and Chief Executive Officer

Cheryl E. Olson
Vice Chairman of the Board



Presenting efficient services with a caring touch

For banking customers, good service increasingly has come to mean "access." By employing the latest technology, Downey has made access fast, simple and effective – from anywhere, and at any time.

With **137 branch locations**, Downey Savings makes it possible to do business face-to-face with a friendly expert for those customers who wish to do so. With our **Direct Banking Call Center**, customers can reach a knowledgeable person for answers to every banking question. With more than **400 ATMs**, customers can transact routine deposits and withdrawals at any hour. And with **Online Banking**, Downey has as many access points as its customers have PCs.

Whether they're making a withdrawal on a Sunday, paying bills in the middle of the night or completing a mortgage application at the crack of dawn, customers have come to count on Downey Savings for prompt and friendly access to all their banking needs.


DOWNEY SAVINGS

Expanding our neighborhood

Downey strategically opens branches where retail shopping patterns have already been established. Placing branches in supermarkets takes advantage of the proven appeal of a site, and makes possible the use of parking, cleaning, utilities and other existing facilities and services. Downey's best sites are in stores that receive 15,000 retail customer visits a week. About seven of these in-store branches can be built for the cost of a single traditional branch.

Using Downey's new **SmartApp program**, branch managers are using on-site computer terminals to help customers apply for home loans directly through the Downey Intranet. This program has had excellent results, with the average branch originating four home loans a month. This cost-effective system, which is not dependent on commissioned salespeople, produced 1,916 home mortgages for a total of $297 million in fundings in its first six months. Now, the origination of home mortgages has become one of the performance indicators for Downey Savings' branch managers.

Downey's market reach is expanded even further by means of the Internet, growing the mortgage broker network and the newly formed Correspondent Lending Division. The company also expanded beyond California's borders in 2001, opening its first branch in Arizona.

In 2002, the Downey Savings branch system expects to add 27 sites. All but one will be located in supermarkets.


FREEDOM CHECKING
Free VISA check card

Delivering on the promise of convenience

Downey's customers work long hours, have long commuting times and need time for numerous family activities – all of which means less time for routine banking activities. So, it makes sense to put the bank where people go regularly – the supermarket.

Half of Downey Savings' branches are now located in supermarkets. They are found in selected Ralphs, Albertsons and, more recently, in Gigante supermarkets that serve our growing Hispanic customer population. Last year, 19 of the 23 branches we opened were in stores like these.

Full-service branches in supermarkets offer every service except safe deposit boxes and make it possible for consumers to save time, trips and travel distance. With most families visiting a supermarket at least twice a week, the exposure of Downey services to prospective customers in supermarkets is much greater than in traditional branches.

Downey's supermarket branches are staffed by managers with retailing experience – people who know what consumers are looking for in services, access and convenience.



Helping to realize the American dream

What home loan customers and brokers want most in a lender is quick responsiveness, understandable answers to their questions and access to the status of their mortgage applications. Downey Savings has steadily improved its ability to respond quickly and effectively to loan applicants, including the establishment of 13 branch loan centers in California. In 2001, this responsiveness enabled the company to fund $8 billion in new mortgage loans.

This year, Downey coupled streamlined underwriting and application processes with its updated technology, including an automated underwriting process, to increase capacity and efficiency in both our retail and wholesale lending operations. These technological and operational enhancements enabled Downey to attract, process and originate a high volume of loans rapidly and efficiently. Our technology makes it possible to produce documents and move them instantly by electronic mail to closing agents, removing many of the most frustrating aspects of loan applications for consumers, loan brokers and mortgage bankers.

Recently introduced correspondent lending capabilities make it possible to adjust more rapidly the mix of loans acquired for portfolio and those slated for the secondary market. The Correspondent Lending Division is well-positioned to acquire high-quality residential mortgage loans and associated servicing rights from selected national mortgage lending clients.

Careful execution according to plan


120
90
60
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0
97
98
99
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01
NET INCOME ($ millions)

Net Income

Steady expansion, fiscal discipline and careful execution to the Downey Financial Corp. earnings model enabled the company to report the highest net income and earnings per share in its history. Net income for 2001 totaled $120.2 million, the company's fourth straight year of record earnings.

Efficiency Ratio

Our efficiency ratio, which relates general and administrative expense to revenue, improved to a new annual low in 2001 of 43.9%. Careful control of costs enabled Downey Financial Corp. to maintain a low ratio of costs to revenue even with a record number of branch openings.

Single-Family Loan Originations

Reflecting record refinancings, originations rose to $8 billion in 2001; the portion retained for Downey's portfolio, largely ARMs, remained relatively constant at $3.2 billion.

Loan Mix

Subprime residential mortgages declined to 16% of Downey's $9.5 billion loan portfolio as interest rates fell and refinancings increased.


8
6
4
2
0
97
98
99
00
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SINGLE-FAMILY RESIDENTIAL LOAN ORIGINATION VOLUMES ($ billions)

Non-Performing Assets

While non-performing assets increased due to the slowdown in the economy, the level is manageable and losses have been minimal. Charge-offs were less than 0.01% of average loans.



10
8
6
4
2
0
97
98
99
00
01

YEAR-END DEPOSITS ($ billions)

Deposit Growth

Total deposits reached another record in 2001 as Downey attracted over 28,000 net checking-account additions. Low-cost checking, passbook and money market accounts represented 34% of the year-end total.

Deposits per Branch

Branches in supermarkets have lesser average deposits than traditional branches, although some range up to nearly $70 million.

Branch Openings

19 of Downey's 23 new branches in 2001 were located in supermarkets. In 2002, all but one of the expected 27 openings will be located in supermarkets.

Capital Structure

The capital position of Downey Savings and Loan Association, F.A., remains strong. Its core and tangible capital ratios of 7.10% and risk-based capital ratio of 14.53% easily exceed the "well capitalized" standards defined by regulators. Downey's year-end capital position provides the ability to increase assets safely by as much as $2.6 billion.



150
120
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30
0
97
98
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YEAR-END BRANCHES

BOARD OF DIRECTORS

Maurice L. McAlister
Chairman
Board Member Since 1957

Cheryl E. Olson
Vice Chairman
Board Member Since 1987

Daniel D. Rosenthal
President,
Chief Executive Officer
Board Member Since 1998

Michael B. Abrahams
Managing Director,
Hoefer and Arnett, Inc.
Board Member Since 1999

Dr. Paul Kouri
Physician
Board Member Since 1959

Brent McQuarrie
Real Estate Developer
Board Member Since 1987

Lester C. Smull
Owner,
Business Properties
Development Co.
Board Member Since 1994

Sam Yellen
Consultant
Board Member Since 1992

EXECUTIVE OFFICERS

DOWNEY FINANCIAL CORP.

Daniel D. Rosenthal*
President,
Chief Executive Officer

Thomas E. Prince*
Executive Vice President,
Chief Financial Officer

Gary F. Torrell*
Executive Vice President,
General Counsel &
Corporate Secretary

Jane Wolfe*
Executive Vice President,
Chief Administrative Officer

Stanley M. Tarbell*
Senior Vice President,
Tax Director

DOWNEY SAVINGS

John R. Gatzke
Executive Vice President,
Chief Lending Officer

Lillian E. Gavin
Executive Vice President,
Director of Compliance &
Risk Management

Richard D. Grout
Executive Vice President,
Director of Retail Banking

Cliff J. Piscitelli
Executive Vice President,
Director of Asset Management

Kendice K. Briggs
Senior Vice President,
Director of Human Resources

Kevin W. Hughes
Senior Vice President,
Director of Portfolio &
Secondary Marketing

Kent J. Smith
Senior Vice President,
Controller

Charles Symmonds
Senior Vice President,
Chief Information Officer

DSL SERVICE COMPANY

Daniel D. Rosenthal
President,
Chief Executive Officer

SHAREHOLDER INFORMATION

REGISTRAR AND
TRANSFER AGENT
American Stock Transfer &
Trust Company
6201 15th Avenue
Brooklyn, New York 11219
(718) 921-8200

INDEPENDENT AUDITORS
KPMG LLP
Los Angeles, California

These executives serve in the same capacity for Downey Savings and Downey Affiliated Insurance Agency.

DOWNEY FINANCIAL CORP.

CORPORATE HEADQUARTERS
3501 Jamboree Road
Newport Beach, CA 92660
(949) 854-0300
http://www.downeysavings.com

Form 10-K


Downey Savings

DOWNEY FINANCIAL CORP.

2001

Securities And Exchange Commission
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______________ to ______________.

Commission File Number 1-13578

DOWNEY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

3501 Jamboree Road, Newport Beach, California (Address of principal executive offices)	92660 (Zip Code)

I.R.S. Employer Identification No.: 33-0633413

Registrant's telephone number, including area code: (949) 854-0300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
Common Stock, $0.01 par value	New York Stock Exchange Pacific Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of its Common Stock on February 28, 2002, on the New York Stock Exchange was $1,018,509,053.

At February 28, 2002, 28,213,048 shares of the Registrant's Common Stock, $0.01 par value were outstanding.

Documents Incorporated by Reference: Portions of the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held April 24, 2002 are incorporated by reference in Part III hereof.

TABLE OF CONTENTS

ITEM		PAGE

PART I

PART II

TABLE OF CONTENTS

PART I

Certain matters discussed in this Annual Report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and, as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which Downey Financial Corp. ("Downey," "we," "us" and "our") operates, projections of future performance, perceived opportunities in the market and statements regarding Downey's mission and vision. Downey's actual results, performance or achievements may differ significantly from the results, performance or achievements expressed or implied in such forward-looking statements. For discussion of the factors that might cause such a difference, see Business—Factors That May Affect Future Results on page 17.

ITEM 1. BUSINESS

GENERAL

We were incorporated in Delaware on October 21, 1994. On January 23, 1995, after we obtained necessary stockholder and regulatory approvals, we acquired 100% of the issued and outstanding capital stock of Downey Savings and Loan Association (the "Bank") and the Bank's stockholders became holders of our stock. Downey was thereafter funded by the Bank and presently operates as the Bank's holding company. Our stock is traded on the New York Stock Exchange and Pacific Exchange under the trading symbol "DSL."

The Bank was formed in 1957 as a California-licensed savings and loan association and converted to a federal charter in 1995. As of December 31, 2001, it conducts its business through 137 retail deposit branches, including 68 full-service in-store branches. Residential loans are originated or purchased:

- by branch managers in our branches;
- by loan officers who solicit loans from realtors and other business sources, to include via the internet from two California call centers;
- by wholesale loan representatives who obtain loans submitted by mortgage brokers; and
- by purchases of loans from correspondent banking institutions or mortgage bankers.

The Bank is regulated or affected by the following governmental entities and laws:

- As a federally chartered savings association, the Bank's activities and investments are generally governed by the Home Owners' Loan Act, as amended, and regulations and policies of the Office of Thrift Supervision (the "OTS").
- The Bank and Downey are subject to the primary regulatory and supervisory jurisdiction of the OTS.
- As a federally insured depository institution, the Bank is regulated and supervised by the Federal Deposit Insurance Corporation (the "FDIC") with respect to some of its activities and investments.
- The Bank is a member of the Federal Home Loan Bank (the "FHLB") of San Francisco, which is one of the 12 regional banks for federally insured depository institutions comprising the Federal Home Loan Bank System.
- The Bank's savings deposits are insured through the Savings Association Insurance Fund ("SAIF") of the FDIC, an instrumentality of the United States government.
- The Bank is regulated by the Federal Reserve with respect to reserves the Bank is required to maintain against deposits and other matters.

General economic conditions, the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities significantly influence our operations. Additionally, interest rates on competing investments and general market interest rates influence our deposit flows and the costs we incur on interest-bearing liabilities, which represents our cost of funds. Similarly, market interest rates and other factors that affect the supply of and demand for housing and the availability of funds affect our loan volume and our yields on loans and mortgage-backed securities.

Our primary business is banking and we are also involved in real estate investments, each of which we discuss further below.

BANKING ACTIVITIES

Our primary business is banking. Our banking activities focus on:

- attracting funds from the general public and institutions; and
- originating and investing in loans, primarily residential real estate mortgage loans, investment securities and mortgage-backed securities.

These mortgage-backed securities include mortgage pass-through securities issued by other entities and securities issued or guaranteed by government-sponsored enterprises like the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association.

Our primary sources of revenue from our banking business are:

- interest we earn on loans, investment securities and mortgage-backed securities;
- fees we earn in connection with loans and deposits;
- gains on sales of our loans, investment securities and mortgage-backed securities; and
- income we earn on loans and mortgage-backed securities we service for investors.

Our principal expenses in connection with our banking business are:

- interest we incur on our interest-bearing liabilities, including deposits, borrowings and capital securities; and
- general and administrative costs.

Our primary sources of funds from our banking business are:

- deposits;
- principal and interest payments on our loans and mortgage-backed securities;
- proceeds from sales of our loans and mortgage-backed securities; and
- borrowings and capital securities.

Scheduled payments we receive on our loans and mortgage-backed securities are a relatively stable source of funds. However, the funds we receive from deposits and prepayment of loans and mortgage-backed securities vary widely. Below is a detailed discussion of our banking activities.

Lending Activities

Historically, our lending activities have primarily emphasized our origination of first mortgage loans secured by residential properties and retail neighborhood shopping centers. To a lesser extent, our lending activities have emphasized our origination of real estate loans secured by multi-family, commercial and industrial properties, including office buildings, land and other properties with income producing capabilities. In addition, we have provided construction loan financing for single family and multi-family residential properties and commercial retail neighborhood shopping center projects. These construction loan financings have included loans to joint ventures, which were being engaged in by DSL Service Company, a wholly owned subsidiary of the Bank, with other participants. We also originate loans to businesses through our commercial banking operations.

We originate automobile loans directly through our branch network. We also conducted an indirect auto-lending program through our purchase of new or used automobile sales contracts from auto dealers in California and other western states. Downey Auto Finance Corp., a previous wholly owned subsidiary of the Bank, operated this indirect auto-lending program, but was sold in February 2000. For more information, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Sale of Subsidiary on page 60.

Our primary focus will continue to be our origination of:

- adjustable rate single family mortgage loans, including subprime loans which carry higher interest rates; and
- consumer loans.

We will also continue our secondary marketing activities of originating and selling single family loans to various investors.

For more information, see below under the caption entitled Secondary Marketing and Loan Servicing Activities on page 5. For additional information on the composition of our loan and mortgage-backed securities portfolio, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Loans and Mortgage-Backed Securities on page 33.

Loan and Mortgage-Backed Securities Portfolio

We carry loans receivable held for investment at cost. Our net loans receivable are adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method. Our investments in mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of the securities. We carry mortgage-backed securities held to maturity at unpaid principal balances, which are adjusted for unamortized premiums and unearned discounts. We amortize premiums and discounts on mortgage-backed securities by using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

We identify loans that may be sold before their maturity. In our balance sheets, we classify these as loans held for sale and record them at the lower of amortized cost or fair value. Amortized cost includes a basis adjustment to the loan at funding resulting from the change in the fair value of the associated interest rate lock derivative from the date of commitment to the date of funding. We recognize net unrealized losses on these loans, if any, in a valuation allowance by making charges to our income.

We carry mortgage-backed securities available for sale at fair value. We report net unrealized gains or losses on these securities net of income taxes in stockholders' equity and as a separate component of our other comprehensive income until realized.

The residential mortgage loans we originate typically have contractual maturities at origination of 15 to 40 years. To limit the interest rate risk associated with these 15- to 40-year maturities, we, among other things, principally originate adjustable rate mortgages for our own loan portfolio. We originate fixed rate loans with the intention to sell the majority of them in the secondary market on a non-recourse basis for cash. However, we occasionally originate fixed rate loans for our own portfolio to facilitate the sale of real estate we acquire in settlement of loans or which meet specific yield and other approved guidelines. For more information, see Asset/Liability Management on page 8. In addition, the average term of these fixed rate mortgage loans we originate for our own portfolio historically has been significantly shorter than their contractual maturity due to loan payoffs as a result of home sales or refinancings and prepayments.

Residential Real Estate Lending

Our primary lending activity is our origination of mortgage loans secured by single family residential properties consisting of one-to-four units located primarily in California. We provide these mortgage loans for borrowers to purchase residences or to refinance their existing mortgages at lower rates or upon different terms. Our primary strategy is to originate adjustable rate mortgages for our portfolio of loans we hold for investment. For more information, see Asset/Liability Management on page 8. We also originate residential fixed rate mortgage loans to meet consumer demand, but we intend to sell the majority of these loans in the secondary market, rather than hold them in our portfolio. We may, however, place residential fixed rate loans in our portfolio of loans held for investment if these fixed rate loans are funded with long-term funds to mitigate interest rate risk. In addition, we originate a small volume of fixed rate loans for our own investment if they meet specific yield and other approved guidelines, or to facilitate our sale of real estate acquired in settlement of loans. For more information, see Secondary Marketing and Loan Servicing Activities on page 5.

Our adjustable rate mortgages generally:

- begin with an incentive interest rate, which is an interest rate below the current market rate, that adjusts to the applicable index plus a defined spread, subject to periodic and lifetime caps, after one, three, six or twelve months;
- provide that the maximum interest rate we can charge borrowers cannot exceed the incentive rate by more than six to nine percentage points, depending on the type of loan and the initial rate offered; and
- limit interest rate adjustments to 1% per adjustment period for those that adjust semi-annually and 2% per adjustment period for those that adjust annually.

Most of our adjustable rate mortgages adjust monthly instead of semi-annually. These monthly adjustable rate mortgages:

- have a lifetime interest rate cap, but no specified periodic interest rate adjustment cap;
- have a periodic cap on changes in required monthly payments, which adjust annually; and
- allow for negative amortization, which is the addition to loan principal of accrued interest that exceeds the required monthly loan payments.

Regarding negative amortization, if a loan incurs significant negative amortization, then there is an increased risk that the fair value of the underlying collateral on the loan would be insufficient to satisfy fully the outstanding principal and interest. We currently impose a limit on the amount of negative amortization for loans with loan-to-value ratios of 80% or less. A loan-to-value ratio is the ratio of the principal amount of the loan to the lower of the sales price or appraised value at origination of the property securing the loan. The limit on negative amortization is that the principal plus the added amount cannot exceed 125% of the original loan amount. This limit does not apply to subprime loans. Rather, for subprime loans the principal plus negative amortization cannot exceed 110% of the original loan amount. At year-end 2001, loans with the higher 125% limit on negative amortization represented about one-fourth of our adjustable rate one-to-four unit residential portfolio. We permit adjustable rate mortgages to be assumed by qualified borrowers.

During 2001, approximately 78% of our one-to-four unit residential real estate loans were obtained by our wholesale loan representatives but originated through outside mortgage brokers. We pay our wholesale loan representatives on a commission basis. We consider the compensation we pay outside mortgage brokers when we set the overall price of our mortgage loan products. These mortgage brokers do not operate from our offices and are not our employees. Our branch mangers and residential loan officers originated approximately 22% of our one-to-four unit residential loans during 2001. We compensate residential loan officers located in our call centers on a salary basis plus a fixed amount per loan they originate. Branch mangers and assistant managers are compensated a fixed amount per loan they originate. Loan officers located outside our call centers are compensated on a commission only basis and typically receive loan referrals from real estate agents, builders and customers.

We require that our residential real estate loans be approved at various levels of management, depending upon the amount of the loan. On a single family residential loan we originate for our portfolio, the maximum amount we generally will lend is $1 million. Our average loan size, however, is much lower. In 2001, our average loan size was $309,000. We generally make loans with loan-to-value ratios not exceeding 80%. We will make loans with loan-to-value ratios of over 80%, if the borrower obtains private mortgage insurance to reduce the effective loan-to-value ratio to between 70% to 78%, consistent with secondary marketing requirements. In addition, we require that borrowers obtain hazard insurance for all residential real estate loans covering the lower of the loan amount or the replacement value of the residence.

In our approval process for the loans we originate or purchase, we assess both the value of the property securing the loan and the applicant's ability to repay the loan. Loan underwriters analyze the loan application and the property involved. Qualified appraisers on our staff or approved outside appraisers establish the value of the collateral through the use of full appraisals or alternative valuation formats that meet regulatory requirements. Appraisal reports prepared by outside appraisers are selectively reviewed by our staff appraisers or by approved fee appraisers. We also obtain information about the applicant's income, financial condition, employment and credit history. Typically, we will verify an applicant's credit information for loans originated by our retail loan representatives. For loans submitted from outside mortgage brokers, we require the mortgage broker to obtain, review and verify the applicant's credit information and employment.

On our adjustable rate mortgages we offer with incentive interest rates, we currently qualify applicants:

- for loan programs with no negative amortization at the higher of:
  - the initial incentive interest rate; or
  - the fully indexed interest rate.
- for loan programs that include negative amortization and are owner occupied, at the minimum qualifying interest rate of 7.00%.
- for loan programs that include negative amortization and are non-owner occupied, at the minimum qualifying interest rate of 7.25%.

Late in 1996, we began offering one-to-four unit residential loans to borrowers who have or, in the case of purchases, will have equity in their homes but whose credit rating contains exceptions which preclude them from qualifying for lower or better market interest rates and terms. We refer to these lower grade credits, which we characterize as "A-," "B" and "C" loans, as subprime loans in our loan portfolio. Our subprime loans are characterized by lower loan-to-value ratios and higher average interest rates than higher credit grade loans or "A" loans. We believe these lower credit grade borrowers represent an opportunity for us to earn a higher net return for the risks we assume. We have developed specific underwriting guidelines for each classification of adjustable subprime credit and qualify these applicants at the fully indexed rate. For further information, see Regulation—Regulation of the Bank—Regulatory Capital Requirements on page 11.

Secondary Marketing and Loan Servicing Activities

As part of our secondary marketing activities, we originate some residential real estate adjustable rate mortgages and fixed rate mortgages, which we intend to sell. Accordingly, we classify these loans as held for sale and carry them at the lower of cost or fair value. Amortized cost includes a basis adjustment to the loan at funding resulting from the change in the fair value of the associated interest rate lock derivative from the date of commitment to the date of funding. These loans are secured by first liens on one-to-four unit residential properties and generally have maturities of 30 years or less.

Generally, we use various hedging programs to manage the interest rate risk of our fixed rate mortgage origination process. For further information, see Asset/Liability Management and Market Risk on page 43.

We believe that servicing loans for others can be an important asset/liability management tool because it produces operating results which, in response to changes in market interest rates, tend to move opposite to changes in net interest income. Because adjustable rate mortgages take longer to adjust to market interest rates, net interest income associated with these loans is expected to decline in periods of rising interest rates and increase in periods of falling rates. In contrast, the value of a loan servicing portfolio normally:

- increases as interest rates rise and loan prepayments decrease; and
- declines as interest rates fall and loan prepayments increase.

In addition, increased levels of servicing activities and the opportunity to offer our other financial services in servicing loans for others can provide us with additional income with minimal additional overhead costs.

Depending upon market pricing for servicing, we sell loans either servicing retained or servicing released. When we sell loans servicing retained, we record gains or losses from these loans at the time of sale. We calculate gains or losses from our sale as the difference between the net sales proceeds and the allocated basis of the loans sold. We capitalize mortgage servicing rights we acquire through either our purchase or origination of mortgage loans we intend to sell with servicing rights retained. We allocate the total cost of the mortgage loans designated for sale to both the mortgage servicing rights and to the mortgage loans without mortgage servicing rights based on their relative fair values. We disclose our mortgage servicing rights in our financial statements and include them as a component of the gain on sale of loans. We recognize impairment losses on the mortgage servicing rights through a valuation allowance and record any associated provision as a component of loan servicing fees. At December 31, 2001, our mortgage servicing rights totaled $57 million and during 2001 we recorded a $10.6 million provision for impairment of our mortgage servicing rights.

We may exchange loans we originate for sale with government agencies for mortgage-backed securities collateralized by these loans. Our cost for the exchange, a monthly guaranty fee, is expressed as a percentage of the unpaid principal balance and is deducted from interest income. We can use the securities we receive to collateralize various types of our borrowings at rates that frequently are more favorable than rates on other types of liabilities and also carry a lower risk-based capital requirement than whole loans. We carry these mortgage-backed securities available for sale at fair value. However, we record no gain or loss on the exchange in our statement of income until the securities are sold to a third party. Before we sell these securities to third parties, we show all changes in fair value as a separate component of stockholders' equity as accumulated other comprehensive income, net of income taxes.

Commercial Real Estate and Multi-Family Lending

We have provided permanent loans secured by retail neighborhood shopping centers and multi-family properties. Our major loan officers conduct our commercial real estate and multi-family lending activities. We compensate these officers on a salary basis.

Commercial real estate and multi-family loans generally entail additional risks as compared to single family residential mortgage lending. We subject each loan, including loans to facilitate the sale of real estate we own, to our underwriting standards, which generally include:

- our evaluation of the creditworthiness and reputation of the borrower; and
- the amount of the borrower's equity in the project as determined on the basis of appraisal, sales and leasing information on the property and cash flow projections.

To protect the value of the security for our loan, we require borrowers to maintain casualty insurance for the loan amount or replacement cost. In addition, for non-residential loans in excess of $500,000, we require the borrower to obtain comprehensive general liability insurance. All commercial real estate loans we originate must be approved by at least two of our officers, one of whom must be the originating loan account officer and the other a designated officer with appropriate loan approval authority.

Construction Lending

We have provided construction loan financing for single family and multi-family residential properties and commercial real estate projects, like retail neighborhood shopping centers. Our major loan officers principally originate these loans. We generally make construction loans at floating interest rates based upon the prime or reference rate of a major commercial bank. Generally, we require a loan-to-value ratio of 75% or less on construction lending and we subject each loan to our underwriting standards.

Construction loans involve risks different from completed project lending because we advance loan funds based upon the security of the completed project under construction. If the borrower defaults on the loan, then we may have to advance additional funds to finance the project's completion before the project can be sold. Moreover, construction projects are affected by uncertainties inherent in estimating:

- construction costs;
- potential delays in construction time;
- market demand; and
- the accuracy of the value on the completed project.

When providing construction loans, we require the general contractor to, among other things, carry contractor's liability insurance equal to specific prescribed minimum amounts, carry builder's risk insurance and have a blanket bond against employee misappropriation.

Commercial Lending

We originate commercial loans and revolving lines of credit and issue standby letters of credit for our middle market commercial customers. We offer the various credit products on both a secured and unsecured basis with interest rates being either fixed or variable. Our portfolio emphasis is toward secured, floating rate credit facilities. Our commercial banking group directs these activities and focuses on our long-term, relationship-based customers. We also utilize our retail branch network as a source of commercial customers, with the lending to these customers being typically managed by the branch manager. We believe our commercial borrowers are desirable because these borrowers generally have lower cost deposit accounts.

Consumer Lending

The Bank originates direct automobile loans, home equity loans and lines of credit, and other consumer loan products. Before we make a consumer loan, we assess the applicant's ability to repay the loan and, if applicable, the value of the collateral securing the loan. The risk involved with home equity loans and lines of credit is similar to the risk involved with residential real estate loans. We offer customers a credit card through a third party, who extends the credit and services the loans made to our customers.

Investment Activities

As a federally chartered savings association, the Bank's ability to make securities investments is prescribed under the OTS regulations and the Home Owners' Loan Act. The Bank's authorized officers make investment decisions within guidelines established by the Bank's Board of Directors. The Bank manages these investments in an effort to produce the highest yield, while at the same time maintaining safety of principal, minimizing interest rate risk and complying with applicable regulations.

We carry securities held to maturity at amortized cost. We adjust these costs for amortization of premiums and accretion of discounts, which we recognize as interest income using the interest method. We carry securities available for sale at fair value. We exclude unrealized holding gains and losses, or valuation allowances established for net unrealized losses, from our earnings and report them as a separate component of our stockholders' equity as accumulated other comprehensive income, net of income taxes, unless the security is deemed other than temporarily impaired. If the security is determined to be other than temporarily impaired, we charge the amount of the impairment to operations. For further information on the composition of our investment portfolio, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Investment Securities on page 37.

Deposit Activities

We prefer to use deposits as our principal source of funds for supporting our lending activities, because the cost of these funds generally is less than that of borrowings or other funding sources with comparable maturities. We traditionally have obtained our savings deposits primarily from areas surrounding the Bank's branch offices. However, we occasionally raise some retail deposits through Wall Street activities.

General economic conditions affect deposit flows. Funds may flow from depository institutions such as savings associations into direct vehicles like government and corporate securities or other financial intermediaries. Our ability to attract and retain deposits will continue to be affected by money market conditions, prevailing interest rates and available competing investment vehicles. Generally, state or federal regulation does not restrict interest rates we pay on deposits.

In 1996, we began establishing full-service branch facilities in selected supermarket locations throughout California. Each in-store branch offers a full range of financial services including checking and savings accounts as well as residential and consumer loans.

When consistent with our maintenance of appropriate capital levels, we may consider opportunities to augment our retail branch system and deposit base through our acquisition of selected branches or deposits.

For further information, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Deposits on page 40.

Borrowing Activities

Our principal source of funds has been and continues to be deposits we raise through our retail branch system. At various times, however, we have utilized other sources to fund our loan origination and other business activities. We have at times relied upon our borrowings from the FHLB of San Francisco as an additional source of funds. The FHLB of San Francisco makes advances to us through several different credit programs it offers.

From time to time, we obtain additional sources of funds by selling some of our securities and mortgage loans under agreements to repurchase. These reverse repurchase agreements are generally short-term and are collateralized by our mortgage-backed or investment securities and our mortgage loans. We only deal with investment banking firms that are recognized as primary dealers in U.S. government securities or major commercial banks in connection with these reverse repurchase agreements. In addition, we limit the amounts of our borrowings from any single institution.

For further information, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Borrowings on page 41.

Capital Securities

On July 23, 1999, we issued $120 million in capital securities through Downey Financial Capital Trust I. The capital securities pay quarterly cumulative cash distributions at an annual rate of 10.00% of the liquidation value of $25 per share. Of the $115 million of net proceeds, we invested $108 million as additional common stock of the Bank thereby increasing the Bank's regulatory core/tangible capital by that same amount. The balance of the net proceeds have been used for general corporate purposes. For further information regarding our capital securities, see Note 18 on page 91 of Notes to Consolidated Financial Statements.

Asset/Liability Management

Savings institutions are affected by interest rate risks to the degree that their interest-bearing liabilities, consisting principally of customer deposits, FHLB advances, other borrowings and capital securities, mature or reprice on a different basis than their interest-earning assets, which consist predominantly of intermediate or long-term real estate loans. While having liabilities that on average mature or reprice more frequently than assets may be beneficial in times of declining interest rates, this asset/liability structure may result in declining net earnings during periods of rising interest rates. One of our principal objectives is to manage the effects of adverse changes in interest rates on our interest income while maintaining our asset quality and an acceptable interest rate spread. To improve the rate sensitivity and maturity balance of our interest-earning assets and liabilities, we have emphasized the origination of loans with adjustable interest rates or relatively short maturities. Loans with adjustable interest rates have the beneficial effect of allowing the yield on our assets to increase during periods of rising interest rates, although these loans have contractual limitations on the frequency and extent of interest rate adjustments.

For further information, see Lending Activities on page 2 and Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset/Liability Management and Market Risk on page 43.

Earnings Spread

We determine our net interest income or the interest rate spread by calculating the difference between:

- the yield we earn on our interest-earning assets like loans, mortgage-backed securities and investment securities; and
- the cost we pay on our interest-bearing liabilities like deposits, borrowings and capital securities.

Our net interest income is also determined by the relative dollar amounts of our interest-earning assets and interest-bearing liabilities.

Our effective interest rate spread, which reflects the relative level of our interest-earning assets to our interest-bearing liabilities, equals:

- the difference between interest income on our interest-earning assets and interest expense on our interest-bearing liabilities, divided by
- our average interest-earning assets for the period.

For information regarding our net income and the components thereof and for management's analysis of our financial condition and results of operations, see Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 23. For information regarding the return on our assets and other selected financial data, see Selected Financial Data on page 21.

Insurance Agency Activities

Downey Affiliated Insurance Agency was incorporated on January 25, 1995, as Downey's wholly owned subsidiary. We capitalized Downey Affiliated Insurance Agency on February 24, 1995 with $400,000. In the 1995 second quarter, Downey Affiliated Insurance Agency commenced operations at which time representatives of Downey Affiliated Insurance Agency were available in our branches to offer annuity products. During 1996, Downey Affiliated Insurance Agency began offering forced-placed casualty insurance policies on mortgage loans and stopped offering annuity products. The offering of forced-placed casualty insurance policies ceased in April 1999.

REAL ESTATE INVESTMENT ACTIVITIES

In addition to our primary business of banking, which has been described above, we are also involved in real estate investment activities, which are conducted primarily through DSL Service Company, a wholly owned subsidiary of the Bank. DSL Service Company is a diversified real estate development company which was established in 1966 as a neighborhood shopping center and residential tract developer, as well as the general contractor for the Bank's branch locations. Today its capabilities include development, construction and property management activities relating to its portfolio of projects primarily within California, but also in Arizona. In addition to DSL Service Company developing its own real estate projects, it associates with other qualified developers to engage in joint ventures. The primary revenue sources of our real estate investment activities include net rental income and gains from the sale of real estate investments. The primary expenses of our real estate investment activities are interest expense and general and administrative expense.

Due to federal law, the Bank is prohibited from making new investments in real estate development and joint venture operations and is required to deduct the full amount of its investment in DSL Service Company in calculating its applicable ratios under the core, tangible and risk-based capital standards. Savings associations generally may invest in service corporation subsidiaries, like DSL Service Company, to the extent of 2% of the association's assets, plus up to an additional 1% of assets for investments which serve primarily community, inner-city or community development purposes. In addition, "conforming loans" by the Bank to DSL's joint venture partnerships are limited to 50% of the Bank's risk-based capital. "Conforming loans" are those generally limited to 80% of appraised value, bear a market rate of interest and require payments sufficient to amortize the principal balance of the loan. We are in compliance with each of these investment limitations.

To the extent Downey or a subsidiary of Downey, other than the Bank or its subsidiaries, makes real estate investments, the above-mentioned capital deductions and limitations do not apply, as they only pertain to the specific investments by savings associations or their subsidiaries.

For further information, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Investments in Real Estate and Joint Ventures on page 38.

COMPETITION

We face competition both in attracting deposits and in making loans. Our most direct competition for deposits has historically come from other savings institutions and from commercial banks located in our principal market areas, including many large financial institutions based in other parts of the country or their subsidiaries. In addition, we face additional significant competition for investors' funds from short-term money market securities and other corporate and government securities. Our ability to attract and retain savings deposits depends, generally, on our ability to provide a rate of return, liquidity and risk comparable to that offered by competing investment opportunities and the appropriate level of customer service.

We experience competition for real estate loans principally from other savings institutions, commercial banks, mortgage banking companies and insurance companies. We compete for loans principally through our interest rates and loan fees we charge and our efficiency and quality of services we provide borrowers and real estate brokers.

EMPLOYEES

At December 31, 2001, we had approximately 1,966 full-time employees and 545 part-time employees. We provide our employees with health and welfare benefits and a retirement and savings plan. Additionally, we offer qualifying employees participation in our stock purchase plan. Our employees are not represented by any union or collective bargaining group, and we consider our employee relations to be good.

REGULATION

General

Federal and state law extensively regulates savings and loan holding companies and savings associations. This regulation is intended primarily for the protection of our depositors and the SAIF and not for the benefit of our stockholders. In the following information, we describe some of the regulations applicable to us and the Bank. We do not claim this discussion is complete and qualify our discussion in its entirety by reference to applicable statutory or regulatory provisions.

Regulation of Downey

General. We are a savings and loan holding company and are therefore subject to regulatory oversight by the OTS. Thus, we are required to register and file reports with the OTS and are regulated and examined by the OTS. In addition, the OTS has enforcement authority over us, which also permits the OTS to restrict or prohibit our activities that it determines to be a serious risk to the Bank.

Activities Restrictions. As a savings and loan holding company with only one savings and loan association subsidiary, we generally are not limited by OTS activity restrictions, provided the Bank satisfies the qualified thrift lender test or meets the definition of a domestic building and loan association in the Internal Revenue Code. If we acquire control of another savings association as a separate subsidiary of Downey, we would become a multiple savings and loan holding company. As a multiple savings and loan holding company, our activities, other than the activities of the Bank or any other SAIF-insured savings association, would become subject to restrictions applicable to bank holding companies unless these other savings associations were acquired in a supervisory acquisition and each also satisfies the qualified thrift lender test or meets the definition of a domestic building and loan association. Furthermore, if we were in the future to sell control of the Bank to any other company, such company would not succeed to our grandfathered status as a unitary thrift holding company and would be subject to the same business activity restrictions as a bank holding company. For more information, see Restrictions on Acquisitions below and Regulation of the Bank—Qualified Thrift Lender Test on page 13.

Restrictions on Acquisitions. We must obtain approval from the OTS before acquiring control of any other SAIF-insured association. The OTS generally prohibits these types of acquisitions if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, the OTS permits interstate acquisitions if the acquisition is authorized by specific state authorization or a supervisory acquisition of a failing savings association.

Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control" of a federally insured savings association unless the person gives at least 60 days written notice to the OTS. The OTS then has the opportunity to disapprove the proposed acquisition. In addition, no company may acquire control of this type of an institution without prior OTS approval. These provisions also prohibit, among other things, any director or officer of a savings and loan holding company, or any individual who owns or controls more than 25% of the voting shares of a savings and loan holding company, from acquiring control of any savings association not a subsidiary of the savings and loan holding company, unless the acquisition is approved by the OTS.

Furthermore, no company may acquire control of an insured savings association, unless that company engages, and continues to engage, only in the financial activities permissible for a Financial Holding Company, unless grandfathered as a unitary savings and loan holding company. Downey is a grandfathered unitary savings and loan holding company.

Financial Holding Company Legislation. On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 (the "Act") was signed into law. This law established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the Bank Holding Company Act framework to permit a holding company to engage in a full range of financial activities through a new entity known as a "Financial Holding Company." "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, related or incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The Act provided that no company may acquire control of an insured savings association, unless that company engages, and continues to engage, only in the financial activities permissible for a Financial Holding Company, unless grandfathered as a unitary savings and loan holding company. Downey is a grandfathered unitary savings and loan holding company and we may continue to operate under present law as long as we continue to control only the Bank and the Bank continues to meet the qualified thrift lender test.

We do not believe that this law will have a material adverse effect on our operations in the near-term. However, to the extent that the Act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. The Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies, such as Downey, already possess. Nevertheless, this Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies offering financial products, many of which may have greater financial resources than we do. In addition, the Act may have an anti-takeover effect because it may tend to limit the range of potential acquirers of Downey to other savings and loan holding companies and Financial Holding Companies.

Regulation of the Bank

General. The OTS and the FDIC extensively regulate the Bank because the Bank is a federally chartered, SAIF-insured savings association. The Bank must ensure that its lending activities and its other investments comply with various statutory and regulatory requirements. The Bank is also regulated by the Federal Reserve.

The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the Bank's Board of Directors to consider with respect to any deficiencies the OTS or the FDIC finds in the Bank's operations. Federal and state laws also regulate the relationship between the Bank and its depositors and borrowers, especially in matters regarding the ownership of savings accounts and the form and content of mortgage documents used by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition. In addition, the Bank must obtain regulatory approvals before entering into some transactions like mergers with or acquisitions of other financial institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the SAIF and our depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in regulations, whether by the OTS, the FDIC or the Congress, could have a material adverse impact on us, the Bank and our operations.

Insurance of Deposit Accounts. The SAIF, as administered by the FDIC, insures the Bank's deposit accounts up to the maximum amount permitted by law. The FDIC may terminate insurance of deposits upon a finding that the institution:

- has engaged in unsafe or unsound practices;
- is in an unsafe or unsound condition to continue operations; or
- has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the institution's primary regulator.

The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to its deposit insurance fund. Under this system as of December 31, 2001, SAIF members paid within a range of 0% to 0.27% of insured domestic deposits, depending upon the institution's risk classification. This risk classification is based on an institution's capital group and supervisory subgroup assignment.

The Bank also pays, in addition to its normal deposit insurance premium as a member of the SAIF, an amount equal to approximately 0.0212% of insured deposits toward the retirement of the Financing Corporation bonds (known as FICO Bonds) issued in the 1980s to assist in the recovery of the savings and loan industry. These assessments will continue until the FICO Bonds mature in 2017.

Regulatory Capital Requirements. The Bank must meet regulatory capital standards to be deemed in compliance with OTS capital requirements. OTS capital regulations require savings associations to meet the following three capital standards:

- tangible capital equal to 1.5% of total adjusted assets;
- leverage capital, or "core capital," equal to 3% of total adjusted assets for institutions such as the Bank; and
- risk-based capital equal to 8.0% of total risk-based assets.

A savings association with a greater than "normal" level of interest rate exposure must deduct an interest rate risk component in calculating its total capital for purposes of determining whether it meets its risk-based capital requirement. Interest rate exposure is measured, generally, as equal to:

- the decline in an institution's net portfolio value that would result from a 200 basis point increase or decrease in market interest rates, whichever would result in a lower net portfolio value, divided by
- the estimated economic value of the savings association's assets.

The interest rate risk component a savings association must deduct from its total capital is equal to:

- one-half of the difference between an institution's measured exposure and "normal" interest rate risk exposure, which the OTS defines as 2%, multiplied by
- the estimated economic value of the institution's assets.

In August 1995, the OTS indefinitely delayed implementation of its interest rate risk regulation. However, based on the asset / liability structure of the Bank at December 31, 2001, the Bank would not have been required to deduct an interest rate component in calculating its total risk-based capital had the OTS's interest rate risk regulation been in effect.

The OTS views its capital regulation requirements as minimum standards, and it expects most institutions to maintain capital levels well above the minimum. In addition, the OTS regulations provide that the OTS may establish minimum capital levels higher than those provided in the regulations for individual savings associations, upon a determination that the savings association's capital is or may become inadequate in view of its circumstances. The OTS regulations provide that higher individual minimum regulatory capital requirements may be appropriate in circumstances where, among others:

- a savings association has a high degree of exposure to interest rate risk, prepayment risk, credit risk, concentration of credit risk, other risks arising from nontraditional activities, or similar risks or a high proportion of off-balance sheet risk;
- a savings association is growing, either internally or through acquisitions, at a rate that presents supervisory issues; or
- a savings association may be adversely affected by activities or condition of its holding company, affiliates, subsidiaries or other persons, or savings associations with which it has significant business relationships.

The Bank is not required to meet any individual minimum regulatory capital requirement. At December 31, 2001, the Bank's regulatory capital exceeded all minimum regulatory capital requirements.

As a result of a number of federally insured financial institutions extending their risk selection standards to attract lower credit quality accounts due to their having higher interest rates and fees, the federal banking regulatory agencies jointly issued Interagency Guidelines on Subprime Lending. Subprime lending involves extending credit to individuals with less than perfect credit histories.

The agencies guidelines consider subprime lending a high-risk activity that is unsafe and unsound if the risks associated with subprime lending are not properly controlled. Specifically, the 2001 guidelines direct examiners to expect regulatory capital one and one-half to three times higher than that typically set aside for prime assets for institutions that:

- have subprime assets equal to 25% or higher of Tier 1 capital, or
- have subprime portfolios experiencing rapid growth or adverse performance trends, are administered by inexperienced management, or have inadequate or weak controls.

Our subprime portfolio, pursuant to our definition, represented 192% of Tier 1 capital as of year-end 2001. Any requirement for us to maintain additional regulatory capital as a result of our activities in subprime lending could have an adverse affect on our future prospects and operations and may restrict our ability to grow. If we are unable to comply with any new capital requirements imposed upon regulatory examination, we may be subject to the prompt corrective action regulations of the OTS. Although we believe we maintain appropriate controls and regulatory capital for our subprime activities, we cannot determine whether, or to what extent, additional capital requirements will be imposed on us after periodic examinations by the OTS.

The Home Owners' Loan Act permits savings associations not in compliance with the OTS capital standards to seek an exemption from penalties or sanctions for noncompliance. The OTS will grant an exemption only if the savings association meets strict requirements. In addition, the OTS must deny the exemption in some circumstances. If the OTS does grant an exemption, the savings association still may be exposed to enforcement actions for other violations of law or unsafe or unsound practices or conditions.

Prompt Corrective Action. The OTS's prompt corrective action regulation requires the OTS to take mandatory actions and authorizes the OTS to take discretionary actions against a savings association that falls within undercapitalized capital categories specified in the regulation.

The regulation establishes five categories of capital classification:

- "well capitalized;"
- "adequately capitalized;"
- "undercapitalized;"

- "significantly undercapitalized;" and
- "critically undercapitalized."

The regulation uses an institution's risk-based capital, leverage capital and tangible capital ratios to determine the institution's capital classification. At December 31, 2001, the Bank exceeded the capital requirements of a well capitalized institution under applicable OTS regulations.

Loans-to-One-Borrower. Savings associations generally are subject to the lending limits applicable to national banks. With limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower, including some related entities of the borrower, at one time may not exceed:

- 15% of the unimpaired capital and surplus of the institution, plus
- an additional 10% of unimpaired capital and surplus if the loans are fully secured by readily marketable collateral.

Savings associations are additionally authorized to make loans to one borrower, for any purpose:

- in an amount not to exceed $500,000; or
- by order of the Director of OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:
  - the purchase price of each single-family dwelling in the development does not exceed $500,000;
  - the savings association is in compliance with its capital requirements;
  - the loans comply with applicable loan-to-value requirements; and
  - the aggregate amount of loans made under this authority does not exceed 15% of unimpaired capital and surplus.

At December 31, 2001, the Bank's loans-to-one-borrower limit was $128 million based upon the 15% of unimpaired capital and surplus measurement.

Qualified Thrift Lender Test. The OTS requires savings associations to meet a qualified thrift lender test. The qualified thrift lender test may be met either by maintaining a specified level of assets in qualified thrift investments as specified in the Home Owners' Loan Act or by meeting the definition of a "domestic building and loan association." Qualified thrift investments are primarily residential mortgages and related investments, including some mortgage-related securities. The required percentage of investments under the Home Owners' Loan Act is 65% of assets while the Internal Revenue Code requires investments of 60% of assets. An association must be in compliance with the qualified thrift lender test or the definition of domestic building and loan association on a monthly basis in nine out of every 12 months. Associations failing to meet the qualified thrift lender test are generally allowed only to engage in activities permitted for both national banks and savings associations.

The FHLB also relies on the qualified thrift lender test. A savings association will only enjoy full borrowing privileges from an FHLB if the savings association is a qualified thrift lender. As of December 31, 2001, the Bank was in compliance with its qualified thrift lender test requirement and met the definition of a domestic building and loan association.

Affiliate Transactions. Transactions between a savings association and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act. Affiliates of a savings association include, among other entities, the savings association's holding company and companies that are under common control with the savings association.

In general, a savings association or its subsidiaries are limited in their ability to engage in "covered transactions" with affiliates:

- to an amount equal to 10% of the association's capital and surplus, in the case of covered transactions with any one affiliate; and
- to an amount equal to 20% of the association's capital and surplus, in the case of covered transactions with all affiliates.

In addition, a savings association and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the savings association or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" includes:

- a loan or extension of credit to an affiliate;
- a purchase of investment securities issued by an affiliate;
- a purchase of assets from an affiliate, with some exceptions;
- the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; or
- the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, under the OTS regulations:

- a savings association may not make a loan or extension of credit to an affiliate unless the affiliate is engaged only in activities permissible for bank holding companies;
- a savings association may not purchase or invest in securities of an affiliate other than shares of a subsidiary;
- a savings association and its subsidiaries may not purchase a low-quality asset from an affiliate;
- covered transactions and other specified transactions between a savings association or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound banking practices; and
- with some exceptions, each loan or extension of credit by a savings association to an affiliate must be secured by collateral with a fair value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

The OTS regulations generally exclude all non-bank and non-savings association subsidiaries of savings associations from treatment as affiliates, except to the extent that the OTS or the Federal Reserve decides to treat these subsidiaries as affiliates. The regulations also require savings associations to make and retain records that reflect affiliate transactions in reasonable detail and provides that specified classes of savings associations may be required to give the OTS prior notice of affiliate transactions.

Capital Distribution Limitations. A savings association that is a subsidiary of a savings and loan holding company, such as the Bank, must file an application or a notice with the OTS at least 30 days before making a capital distribution. Savings associations are not required to file an application for permission to make a capital distribution and need only file a notice if the following conditions are met:

- they are eligible for expedited treatment under OTS regulations;
- they would remain adequately capitalized after the distribution;
- the annual amount of capital distribution does not exceed net income for that year to date added to retained net income for the two preceding years; and
- the capital distribution would not violate any agreements between the OTS and the savings association or any OTS regulations.

Any other situation would require an application to the OTS. The OTS may disapprove an application or notice if the proposed capital distribution would:

- make the savings association undercapitalized, significantly undercapitalized or critically undercapitalized,
- raise safety or soundness concerns or
- violate a statute, regulation or agreement with the OTS (or with the FDIC), or a condition imposed in an OTS approved application or notice.

Privacy. Under the Financial Services Modernization Act, federal banking regulators adopted rules that will limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to those rules, financial institutions must provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to current customers; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

These privacy provisions affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions.

Federal Home Loan Bank System. The Bank is a member of the FHLB system. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB.

As an FHLB member, the Bank is required to own capital stock in an FHLB in an amount equal to the greater of:

- 1% of its aggregate outstanding principal amount of its residential mortgage loans, home purchase contracts and similar obligations at the beginning of each calendar year;
- 5% of its FHLB advances or borrowings; or
- $500.

The Bank's required investment in FHLB stock, based on December 31, 2001 financial data, was $98 million. At December 31, 2001, the Bank had $113 million of FHLB stock.

The Gramm-Leach-Bliley Act made significant reforms to the FHLB system, including:

- Expanded Membership – (i) expands the uses for, and types of, collateral for advances; (ii) eliminates bias toward qualified thrift lenders; and (iii) removes capital limits on advances using real estate related collateral (*e.g.*, commercial real estate and home equity loans).
- New Capital Structure – each FHLB is allowed to establish two classes of stock: Class A is redeemable within six months of notice; and Class B is redeemable within five years notice. Class B is valued at 1.5 times the value of Class A stock. Each FHLB will be required to maintain minimum capital equal to 5% of equity. Each FHLB, including our FHLB of San Francisco, submitted capital plans for review and approval by the Federal Housing Finance Board.
- Voluntary Membership – federally chartered savings associations, such as the Bank, are no longer required to be members of the system.

- REFCorp Payments – changes the amount paid by the system on debt incurred in connection with the thrift crisis in the late 1980s from a fixed amount to 20% of net earnings after deducting certain expenses.

At this time it is not possible to predict the impact, if any, such changes or capital plans will have on our financial condition or results of operation.

Federal Reserve System. The Federal Reserve requires all depository institutions to maintain non-interest-bearing reserves at specified levels against their transaction accounts and non-personal time deposits. These transaction accounts include checking, NOW and Super NOW checking accounts. The balances a savings association maintains to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy the liquidity requirements that are imposed by the OTS. At December 31, 2001, the Bank was in compliance with these requirements.

Proposed Legislation. From time to time, new laws are proposed that could have an effect on the financial institutions industry. For example, legislation is currently being considered in the U.S. House of Representatives Financial Institutions Subcommittee which would:

- Merge the Bank Insurance Fund ("BIF") and the SAIF.
- Increase the current deposit insurance coverage limit for insured deposits to $130,000 and index future coverage limits to inflation.
- Increase deposit insurance coverage limits for municipal deposits.
- Double deposit insurance coverage limits for individual retirement accounts.
- Even out bank deposit insurance premiums to avoid sharp increases during times of recession.

While we cannot predict whether such proposals will eventually become law, they could have an effect on our operations and the way we conduct business.

Regulation of DSL Service Company

DSL Service Company is licensed as a real estate broker under the California Real Estate Law and as a contractor with the Contractors State License Board. Thus, the real estate investment activities of DSL Service Company, including development, construction and property management activities relating to its portfolio of projects, are governed by a variety of laws and regulations. Changes in the laws and regulations or their interpretation by agencies and the courts occur frequently. DSL Service Company must comply with various federal, state and local laws, ordinances, rules and regulations concerning zoning, building design, construction, hazardous waste and similar matters. Environmental laws and regulations also affect the operations of DSL Service Company, including regulations pertaining to availability of water, municipal sewage treatment capacity, land use, protection of endangered species, population density and preservation of the natural terrain and coastlines. These and other requirements could become more restrictive in the future, resulting in additional time and expense in connection with DSL Service Company's real estate activities.

With regard to environmental matters, the construction products industry is regulated by federal, state and local laws and regulations pertaining to several areas including human health and safety and environmental compliance. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, as well as analogous laws in some states, create joint and several liability for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. Among those who may be held jointly and severally liable are:

- those who generated the waste;
- those who arranged for disposal;
- those who owned or operated the disposal site or facility at the time of disposal; and
- current owners.

In general, this liability is imposed in a series of governmental proceedings initiated by the government's identification of a site for initial listing as a "Superfund site" on the National Priorities List or a similar state list and the government's identification of potentially responsible parties who may be liable for cleanup costs. None of the DSL Service Company's project sites are listed as a "Superfund site."

In addition, California courts have imposed warranty-like responsibility upon developers of new housing for defects in structure and the housing site, including soil conditions. This responsibility is not necessarily dependent upon a finding that the developer was negligent.

As a licensed entity, DSL Service Company is also examined and supervised by the California Department of Real Estate and the Contractors State License Board.

TAXATION

Federal. A savings institution is taxed like other corporations for federal income tax purposes, and are required to comply with income tax statutes and regulations similar to those applicable to large commercial banks. The Bank's bad debt deduction is determined under the specific charge-off method, which allows the Bank to take an income tax deduction for these loans only when they have been determined to be wholly or partially worthless.

In addition to the regular income tax, corporations are also subject to an alternative minimum tax. This tax is computed at 20% of the corporation's regular taxable income, after taking certain adjustments into account. The alternative minimum tax applies to the extent that it exceeds the regular income tax liability.

A corporation that incurs alternative minimum tax generally is entitled to take this tax as a credit against its regular tax liability in later years to the extent that the regular tax liability in these later years exceeds the alternative minimum tax.

State. The Bank uses California's financial corporation income tax rate to compute its California franchise tax liability. This rate is higher than the California non-financial corporation income tax rate because the financial corporation income tax rate reflects an amount "in lieu" of local personal property and business license taxes that are paid by non-financial corporations, but not by banks or other financial corporations. The financial corporation income tax rate was 10.84% for both 2001 and 2000.

The Bank files a California franchise tax return on a combined reporting basis. Other income and franchise tax returns are filed on a separate-entity basis in various other states. The Bank anticipates that additional state income and franchise tax returns will be required in future years as its lending business is expanded nationwide.

The Internal Revenue Service and various state taxing authorities have examined our tax returns for all tax years through 1995, and are currently reviewing returns filed for the 1996 and 1997 tax years. The Bank's management believes it has adequately provided for potential exposure with regard to issues that may be raised in the years currently under examination. Our tax years subsequent to 1997 remain open to review by federal and state tax authorities.

FACTORS THAT MAY AFFECT FUTURE RESULTS

The following discusses certain factors which may affect our financial results and operations and should be considered in evaluating Downey.

Economic Conditions and Geographic Concentrations. Downey is headquartered in and its operations are concentrated in California. As a result of this geographic concentration, our results depend largely upon economic conditions in the state. Leading business forecasters and economists predict that economic growth will likely be modest in 2002 and unemployment rates will likely rise. A significant contributor to the projected 2002 forecast is the impact from the terrorist attack occurring on September 11, 2001 resulting in job losses in the travel and entertainment sector and other businesses. A deterioration in economic conditions could have a material adverse impact on the quality of our loan and real estate portfolios and the demand for our products and services.

Interest Rates. We anticipate that short-term interest rate levels will likely remain relatively stable throughout most of 2002, with the possibility rates might increase modestly in the latter part of the year. If interest rates vary substantially from present levels, our results may differ materially from current levels. Changes in interest rates will influence the growth of loans, investments and deposits and affect the rates received on loans and investment securities and paid on deposits. Changes in interest rates also affect the value of our recorded mortgage servicing rights on loans we service for others, generally increasing in value as interest rates rise and declining as interest rates fall. If interest rates were to increase significantly, the economic feasibility of real estate investment activities also could be adversely affected.

Government Regulation and Monetary Policy. The financial services industry is subject to extensive federal and state supervision and regulation. Significant new laws or changes in, or repeals of, existing laws may cause our results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for Downey, primarily through open market operations in United States government securities, the discount rate for borrowings and reserve requirements, and a material change in these conditions would be likely to have a material impact on our results.

Competition. The banking and financial services business in our market areas is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. Our results may differ if circumstances affecting the nature or level of competition change.

Credit Quality. A significant source of risk arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. We have adopted prudent underwriting and loan quality monitoring systems, procedures and credit policies, including the establishment and review of the allowance for loan losses, that management believes are appropriate to minimize this risk by tracking loan performance, assessing the likelihood of nonperformance and diversifying our loan portfolio. Such policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results.

ITEM 2. PROPERTIES

BRANCHES

The corporate offices of Downey, the Bank and DSL Service Company are located at 3501 Jamboree Road, Newport Beach, California 92660. Part of that corporate facility houses a branch office of the Bank. Certain departments (warehousing, record retention, etc.) are located in other owned and leased facilities in Orange County, California. The majority of our administrative operations, however, are located in our corporate headquarters.

At December 31, 2001, we had 137 branches. We owned the building and land occupied by 59 of our branches and we owned one branch building on leased land. We operate branches in 77 locations (including 68 in-store locations) with leases or licenses expiring at various dates through August 2011, with options to extend the term.

The net book value of our owned branches, including the one on leased land, totaled $84 million at December 31, 2001, and the net book value of our leased branch offices totaled $3 million at December 31, 2001. The net book value of our furniture and fixtures, including electronic data processing equipment, was $25 million at December 31, 2001.

For additional information regarding our offices and equipment, see Note 1 on page 68 and Note 9 on page 84 of Notes to Consolidated Financial Statements.

ELECTRONIC DATA PROCESSING

We utilize a mainframe computer system with use of various third-party vendors' software for retail deposit operations, loan servicing, accounting and loan origination functions, including our operations conducted over the Internet. The net book value of our electronic data processing equipment, including personal computers and software, was $13 million at December 31, 2001.

ITEM 3. LEGAL PROCEEDINGS

We have been named as a defendant in legal actions arising in the ordinary course of business, none of which, in the opinion of management, is material.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

No matters were submitted to shareholders during the fourth quarter of 2001.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the New York Stock Exchange ("NYSE") and the Pacific Exchange ("PCX") with the trading symbol "DSL." At February 28, 2002, we had approximately 757 stockholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms) and 28,213,048 outstanding shares of common stock.

The following table sets forth for the quarters indicated the range of high and low sale prices per share of our common stock as reported on the NYSE Composite Tape.

	2001				*2000*			
	4th Quarter	*3rd Quarter*	*2nd Quarter*	*1st Quarter*	*4th Quarter*	*3rd Quarter*	*2nd Quarter*	*1st Quarter*
High	$44.46	$58.81	$48.85	$54.31	$60.88	$40.94	$33.00	$21.44
Low	32.98	40.61	41.44	39.45	33.13	29.94	20.44	18.75
End of period	41.25	44.13	47.26	45.30	55.00	39.50	28.98	21.25

During 2001, we paid quarterly cash dividends totaling $0.36 per share, aggregating $10.2 million compared to $0.36 per share, aggregating $10.1 million during 2000. On February 22, 2002, we paid a $0.09 per share quarterly cash dividend, aggregating $2.5 million.

We may pay additional dividends out of funds legally available therefor at such times as the Board of Directors determines that dividend payments are appropriate. The Board of Directors' policy is to consider the declaration of dividends on a quarterly basis.

The payment of dividends by the Bank to Downey is subject to OTS regulations. For further information regarding these regulations, see Business—Regulation—Regulation of the Bank—Capital Distribution Limitations on page 14.

ITEM 6. SELECTED FINANCIAL DATA

(Dollars in Thousands, Except Per Share Data)	*2001*	*2000*	*1999*	*1998*	*1997*
Income statement data					
Total interest income	$808,381	$784,360	$533,751	$440,404	$420,418
Total interest expense	502,811	521,885	326,273	266,057	266,260
Net interest income	305,570	262,475	207,478	174,347	154,158
Provision for loan losses	2,564	3,251	11,270	3,899	8,640
Net interest income after provision for loan losses	303,006	259,224	196,208	170,448	145,518
Other income, net:					
Loan and deposit related fees	50,486	30,089	20,097	15,645	10,921
Real estate and joint ventures held for investment, net	3,885	8,798	19,302	22,363	14,222
Secondary marketing activities:					
Loan servicing income (loss), net	(11,373)	(3,628)	1,672	259	1,276
Net gains on sales of loans and mortgage-backed securities	22,432	3,297	14,806	6,462	2,675
Net gains on sales of mortgage servicing rights	934	-	-	-	-
Net gains (losses) on sales of investment securities	329	(106)	288	68	-
Gain on sale of subsidiary (1)	-	9,762	-	-	-
Other	1,843	2,342	3,113	2,556	6,094
Total other income, net	68,536	50,554	59,278	47,353	35,188
Operating expense:					
General and administrative expense	162,496	136,189	144,382	115,890	99,556
Net operation of real estate acquired in settlement of loans	239	818	19	260	1,184
Amortization of excess of cost over fair value of net assets acquired	457	462	474	510	532
Total operating expense	163,192	137,469	144,875	116,660	101,272
Net income (1)	$120,181	$ 99,251	$ 63,804	$ 57,973	$ 45,234
Per share data					
Earnings per share—Basic (1)	$ 4.26	$ 3.52	$ 2.27	$ 2.06	$ 1.61
Earnings per share—Diluted (1)	4.25	3.51	2.26	2.05	1.61
Book value per share at end of period	26.01	22.15	18.91	17.08	15.32
Stock price at end of period	41.25	55.00	20.19	25.44	27.08
Cash dividends paid	0.36	0.36	0.35	0.32	0.30
Selected financial ratios					
Effective interest rate spread	2.91%	2.66%	2.88%	3.08%	2.83%
Efficiency ratio (2)	43.93	46.23	58.41	58.16	56.85
Return on average assets (1)	1.11	0.97	0.85	0.98	0.79
Return on average equity (1)	17.81	17.17	12.70	12.71	11.07
Dividend payout ratio	8.45	10.22	15.44	15.33	18.69
Loan activity					
Loans originated	$8,128,285	$5,218,368	$7,132,486	$4,071,262	$2,329,266
Loans and mortgage-backed securities purchased	216,214	18,828	49,669	7,463	35,828
Loans and mortgage-backed securities sold	4,553,944	1,662,600	2,386,958	1,740,416	557,511
Balance sheet summary (end of period)					
Total assets	$11,105,030	$10,893,863	$9,407,540	$6,270,419	$5,835,825
Loans and mortgage-backed securities	10,132,413	10,084,353	8,746,063	5,788,365	5,366,396
Investments and cash equivalents	551,823	439,968	299,698	215,086	221,201
Deposits	8,619,566	8,082,689	6,562,761	5,039,733	4,869,978
Borrowings	1,522,712	1,978,572	2,122,780	703,720	483,735
Capital securities	120,000	120,000	120,000	-	-
Stockholders' equity	733,896	624,636	532,418	480,566	430,346
Loans serviced for others	5,805,811	3,964,462	2,923,778	1,040,264	612,529
Average balance sheet data					
Assets	$10,850,683	$10,217,371	$7,501,228	$5,918,507	$5,693,869
Loans	10,033,155	9,514,978	6,937,342	5,345,380	5,174,767
Deposits	8,701,424	7,290,850	5,697,292	5,102,045	4,588,320
Stockholders' equity	674,972	577,979	502,412	456,237	408,473

(Dollars in Thousands, Except Per Share Data)	*2001*	*2000*	*1999*	*1998*	*1997*
Capital ratios					
Average stockholders' equity to average assets	6.22%	5.66%	6.70%	7.71%	7.17%
Bank only—end of period (3):					
Core and tangible capital	7.10	6.42	6.27	6.83	6.61
Risk-based capital	14.53	12.94	12.14	12.88	12.64
Selected asset quality data (end of period)					
Total non-performing assets	$ 92,632	$ 54,974	$ 39,194	$ 27,419	$ 52,120
Non-performing assets as a percentage of total assets	0.83%	0.50%	0.42%	0.44%	0.89%
Allowance for loan losses:					
Amount	$ 36,120	$ 34,452	$ 38,342	$ 31,517	$ 32,092
As a percentage of non-performing loans	46.76%	76.63%	116.25%	140.86%	76.96%

(1) In 2000, a $5.6 million after-tax gain was recognized from the sale of Downey Auto Finance Corp. Excluding the gain, 2000 net income would have been $93.6 million or $3.33 per share on a basic basis and $3.32 per share on a diluted basis, the return on average assets would have been 0.92% and the return on average equity would have been 16.20%.

(2) The amount of general and administrative expense incurred for each $1 of net interest income plus other income, except for income associated with real estate held for investment and securities gains or losses.

(3) For more information regarding these ratios, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Regulatory Capital Compliance on page 58.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 which involve risks and uncertainties. Our actual results may differ significantly from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, economic conditions, competition in the geographic and business areas in which we conduct our operations, fluctuations in interest rates, credit quality and government regulation. For additional information concerning these factors, see Business—Factors that May Affect Future Results on page 17.

OVERVIEW

Our net income for 2001 totaled a record $120.2 million or $4.25 per share on a diluted basis. This represented the fourth consecutive year of record net income, which increased by $26.6 million or 28.3% from $93.6 million or $3.31 per share for 2000, excluding the $5.6 million or $0.20 per share after-tax gain from the sale of our indirect automobile finance subsidiary from the year-ago results. Including the gain, net income in 2000 totaled $99.2 million or $3.51 per share. On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, ("SFAS 133") and, as a result, recorded an immaterial cumulative effect of change in accounting principle. For further information, see Financial Condition—Newly Adopted Accounting Principles on page 59.

The increase in our adjusted net income between years was due to higher net income from our banking operations, which increased on an adjusted basis by $30.3 million or 33.9% to $119.5 million. That increase more than offset a $3.7 million decline to $0.7 million in net income from our real estate investment activities due primarily to lower net gains from sales of properties. Adjusted net income from our banking operations increased due to the following:

- net interest income increased $43.3 million or 16.5% due to increases in both average earning assets and our effective interest rate spread;
- net gains from sales of loans, mortgage-backed securities and mortgage servicing rights increased $20.1 million due primarily to a record volume of sales;
- loan and deposit related fees increased $19.7 million; and
- provision for loan losses declined $0.7 million.

Those favorable items were partially offset by the following:

- loan servicing losses increased $7.7 million primarily due to higher provisions to the valuation allowance for mortgage servicing rights reflecting the continued decline in market interest rates that increased the expected rate of prepayments on loans we service for others; and
- operating expenses increased $23.6 million reflecting an increased number of branch locations, which expanded our market presence, and higher loan origination activity. Despite the increase in operating expense, our efficiency ratio (the percentage of our net interest income and other income, excluding income from real estate investment activities and investment securities gains or losses used to cover our general and administrative expense) improved from 46.2% in 2000 to 43.9% in 2001.

For 2001, our return on average assets was 1.11% and our return on average equity was 17.81%. Both these performance ratios compare favorably to our adjusted 2000 returns of 0.92% for average assets and 16.20% for average equity.

Our assets increased $211 million or 1.9% during 2001 to $11.1 billion at year-end, following a 15.8% increase during 2000. The slower growth in 2001 reflected a significant increase in loan repayments as borrowers took advantage of record low mortgage interest rates. Our single family loan originations increased from $5.0 billion in 2000 to a record $8.0 billion in 2001, of which $4.8 billion were originated for sale in the secondary market. Of the 2001 total, $3.2 billion represented originations of loans for portfolio, of which $428 million represented subprime credits. In addition to single family loans, we originated $180 million of other loans during the year, including $118 million of construction and land loans.

We funded our asset growth with deposits that increased 6.6% to a record year-end level of $8.6 billion at December 31, 2001.

Non-performing assets totaled $93 million at December 31, 2001, up from $55 million a year ago. This increase was due primarily to a rise in residential non-performers, of which $12 million was in the subprime category. When measured as a percentage of total assets, our non-performing assets rose from 0.50% at year-end 2000 to 0.83% at year-end 2001.

At December 31, 2001, the Bank exceeded all regulatory capital tests, with capital-to-asset ratios of 7.10% for tangible and core capital and 14.53% for risk-based capital. These capital levels are significantly above the "well capitalized" standards defined by the federal banking regulators of 5% for core and tangible capital and 10% for risk-based capital. For further information, see Business—Regulation—Regulation of the Bank—Insurance of Deposit Accounts on page 11, Financial Condition—Investments in Real Estate and Joint Ventures on page 38 and Financial Condition—Regulatory Capital Compliance on page 58.

We have established various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to the Consolidated Financial Statements beginning on page 68. Certain accounting policies require us to make significant estimates and assumptions which have a material impact on the carrying value of certain assets and liabilities, and we consider these to be critical accounting policies. The estimates and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods.

We believe the following are critical accounting policies that require the most significant estimates and assumptions that are particularly susceptible to significant change in the preparation of our financial statements:

- Allowance for losses on loans and real estate. For further information, see Financial Condition—Problem Loans and Real Estate—Allowance for Losses on Loans and Real Estate on page 52 and Note 1 of Notes to the Consolidated Financial Statements on page 68.
- Allowance for mortgage servicing rights. For further information, see Note 1 on page 68 and Note 11 on page 85 of Notes to the Consolidated Financial Statements.

Net Interest Income

Net interest income is the difference between the interest and dividends earned on loans, mortgage-backed securities and investment securities ("interest-earning assets") and the interest paid on deposits, borrowings and capital securities ("interest-bearing liabilities"). The spread between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative dollar amounts of these assets and liabilities principally affects net interest income.

Our net interest income totaled $305.6 million in 2001, up $43.1 million or 16.4% from 2000 and $98.1 million or 47.3% greater than 1999. The 2001 improvement over 2000 primarily reflected increases in both average earning assets and our effective interest rate spread. Our average earning assets increased by $613 million or 6.2% to $10.5 billion. Our effective interest rate spread averaged 2.91% in 2001, up from 2.66% in 2000 and 2.88% in 1999. This improvement was due to our cost of funds declining more rapidly than our yield on earning assets. This is indicative of what typically happens when interest rates decline, as there is an administrative lag in the repricing of our loans which are primarily priced to the Federal Home Loan Bank ("FHLB") Eleventh District Cost of Funds Index ("COFI").

The following table presents for the periods indicated the total dollar amount of:

- interest income from average interest-earning assets and the resultant yields; and
- interest expense on average interest-bearing liabilities and the resultant costs, expressed as rates.

The table also sets forth our net interest income, interest rate spread and effective interest rate spread. The effective interest rate spread reflects the relative level of interest-earning assets to interest-bearing liabilities and equals:

- the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, divided by
- average interest-earning assets for the period.

The table also sets forth our net interest-earning balance—the difference between the average balance of interest-earning assets and the average balance of total deposits, borrowings and capital securities—for the periods indicated. We included non-accrual loans in the average interest-earning assets balance. We included interest from non-accrual loans in interest income only to the extent we received payments and to the extent we believe we will recover the remaining principal balance of the loans. We computed average balances for the year using the average of each month's daily average balance during the periods indicated.

(Dollars in Thousands)	2001 Average Balance	2001 Interest	2001 Average Yield/ Rate	2000 Average Balance	2000 Interest	2000 Average Yield/ Rate	1999 Average Balance	1999 Interest	1999 Average Yield/ Rate
Interest-earning assets:									
Loans	$10,033,155	$782,784	7.80%	$ 9,514,978	$760,538	7.99%	$6,937,342	$519,006	7.48%
Mortgage-backed securities	13,747	726	5.28	15,959	1,060	6.64	26,361	1,638	6.21
Investment securities	443,386	24,871	5.61	346,192	22,762	6.57	232,746	13,107	5.63
Total interest-earning assets	10,490,288	808,381	7.71	9,877,129	784,360	7.94	7,196,449	533,751	7.42
Non-interest-earning assets	360,395			340,242			304,779		
Total assets	$10,850,683			$10,217,371			$7,501,228		
Transaction accounts:									
Non-interest-bearing checking	$ 302,628	$ -	- %	$ 209,221	$ -	- %	$ 165,271	$ -	- %
Interest-bearing checking (1)	406,666	2,057	0.51	381,269	3,520	0.92	336,604	3,517	1.04
Money market	93,964	2,436	2.59	89,495	2,544	2.84	95,282	2,641	2.77
Regular passbook	1,118,287	34,553	3.09	796,212	27,841	3.50	767,238	26,224	3.42
Total transaction accounts	1,921,545	39,046	2.03	1,476,197	33,905	2.30	1,364,395	32,382	2.37
Certificates of deposit	6,779,879	385,809	5.69	5,814,653	345,398	5.94	4,332,897	224,382	5.18
Total deposits	8,701,424	424,855	4.88	7,290,850	379,303	5.20	5,697,292	256,764	4.51
Borrowings	1,219,484	65,793	5.40	2,118,497	130,419	6.16	1,175,704	64,161	5.46
Capital securities	120,000	12,163	10.14	120,000	12,163	10.14	52,903	5,348	10.14
Total deposits, borrowings and capital securities	10,040,908	502,811	5.01	9,529,347	521,885	5.48	6,925,899	326,273	4.71
Other liabilities	134,803			110,045			72,917		
Stockholders' equity	674,972			577,979			502,412		
Total liabilities and stockholders' equity	$10,850,683			$10,217,371			$7,501,228		
Net interest income/interest rate spread		$305,570	2.70%		$262,475	2.46%		$207,478	2.71%
Excess of interest-earning assets over deposits, borrowings and capital securities	$ 449,380			$ 347,782			$ 270,550		
Effective interest rate spread			2.91			2.66			2.88

(1) Included amounts swept into money market deposit accounts.

Changes in our net interest income are a function of both changes in rates and changes in volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth information regarding changes in our interest income and expense for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, we have provided information on changes attributable to:

- changes in volume—changes in volume multiplied by comparative period rate;
- changes in rate—changes in rate multiplied by comparative period volume; and
- changes in rate/volume—changes in rate multiplied by changes in volume.

Interest-earning asset and interest-bearing liability balances used in the calculations represent yearly average balances computed using the average of each month's daily average balance during the periods indicated.

	2001 Versus 2000 Changes Due To				*2000 Versus 1999 Changes Due To*			
(In Thousands)	*Volume*	*Rate*	*Rate/ Volume*	*Net*	*Volume*	*Rate*	*Rate/ Volume*	*Net*
Interest income:								
Loans	$ 41,418	$(18,182)	$ (990)	$ 22,246	$192,842	$35,500	$13,190	$241,532
Mortgage-backed securities	(147)	(217)	30	(334)	(646)	113	(45)	(578)
Investment securities	6,393	(3,345)	(939)	2,109	6,389	2,196	1,070	9,655
Change in interest income	47,664	(21,744)	(1,899)	24,021	198,585	37,809	14,215	250,609
Interest expense:								
Transaction accounts:								
Interest-bearing checking (1)	234	(1,591)	(106)	(1,463)	466	(409)	(54)	3
Money market	127	(224)	(11)	(108)	(161)	68	(4)	(97)
Regular passbook	11,262	(3,240)	(1,310)	6,712	990	604	23	1,617
Total transaction accounts	11,623	(5,055)	(1,427)	5,141	1,295	263	(35)	1,523
Certificates of deposit	57,336	(14,515)	(2,410)	40,411	76,733	32,998	11,285	121,016
Total interest-bearing deposits	68,959	(19,570)	(3,837)	45,552	78,028	33,261	11,250	122,539
Borrowings	(55,386)	(15,373)	6,133	(64,626)	51,433	8,927	5,898	66,258
Capital securities	-	-	-	-	6,815	-	-	6,815
Change in interest expense	13,573	(34,943)	2,296	(19,074)	136,276	42,188	17,148	195,612
Change in net interest income	$ 34,091	$ 13,199	$(4,195)	$ 43,095	$ 62,309	$ (4,379)	$ (2,933)	$ 54,997

(1) Includes amounts swept into money market deposit accounts.

Provision for Loan Losses

Provision for loan losses was $2.6 million in 2001, down from $3.3 million in 2000 and $11.3 million in 1999. The decrease is due primarily to lower growth in our loan portfolio than a year ago.

For further information, see Financial Condition—Problem Loans and Real Estate—Allowance for Losses on Loans and Real Estate on page 52.

Other Income

Our total other income was $68.5 million in 2001, up from $50.6 million in 2000 and $59.3 million in 1999. Other income in 2000 included a $9.8 million pre-tax gain associated with our sale of the indirect automobile finance subsidiary. Excluding that gain, our other income would have increased by $27.7 million in 2001 primarily due to:

- a $20.4 million increase in loan and deposit related fees due primarily to increases of $12.6 million in loan prepayment fees and $4.5 million in deposit related fees; and
- a $20.1 million increase in net gains on sales of loans, mortgage-backed securities and mortgage servicing rights.

Those favorable items were partially offset by an increase of $7.7 million in loan servicing losses as well as a decline of $4.9 million in income from real estate held for investment. Below is a further discussion of the major other income categories.

Loan and Deposit Related Fees

Loan and deposit related fees totaled $50.5 million in 2001, up from $30.1 million in 2000 and $20.1 million in 1999. Our loan related fees accounted for $15.9 million of the increase from 2000, of which $12.6 million represented higher loan prepayment fees. Our deposit related fees increased by $4.5 million or 33.8%, primarily due to higher fees from our checking accounts.

The following table presents a breakdown of loan and deposit related fees during the periods indicated.

(In Thousands)	*2001*	*2000*	*1999*
Loan related fees:			
Prepayment fees	$23,839	$11,195	$ 5,036
Other fees	8,764	5,527	5,553
Deposit related fees:			
Automated teller machine fees	6,524	5,792	3,180
Other fees	11,359	7,575	6,328
Total loan and deposit related fees	$50,486	$30,089	$20,097

Real Estate and Joint Ventures Held for Investment

Income from our real estate and joint ventures held for investment totaled $3.9 million in 2001, down from $8.8 million in 2000 and $19.3 million in 1999.

The $4.9 million decline in income from real estate held for investment primarily reflected two factors. First, our net gains from sales declined by $5.5 million to $0.5 million. Of the decline, $2.7 million was related to joint venture projects reported in the category equity in net income from joint ventures. Second, we reduced our allowance for losses on real estate and joint ventures by $0.3 million in 2001, while we provided $0.9 million to our allowance in 2000.

The table below sets forth the key components comprising our income from real estate and joint venture operations during the periods indicated.

(In Thousands)	2001	2000	1999
Operations, net:			
Rental operations, net of expenses	$2,245	$2,572	$ 3,822
Equity in net income from joint ventures	736	3,224	5,352
Interest from joint venture advances	468	887	1,256
Total operations, net	3,449	6,683	10,430
Net gains on sales of wholly owned real estate	129	2,981	5,206
(Provision for) reduction of losses on real estate and joint ventures	307	(866)	3,666
Income from real estate and joint ventures held for investment, net	$3,885	$8,798	$19,302

For additional information, see Financial Condition—Investments in Real Estate and Joint Ventures on page 38, Financial Condition—Problem Loans and Real Estate—Allowance for Losses on Loans and Real Estate on page 52 and Note 7 of Notes to Consolidated Financial Statements on page 79.

Secondary Marketing Activities

Sales of loans and mortgage-backed securities we originated increased in 2001 to a record $4.6 billion from $1.7 billion in 2000 and $2.4 billion in 1999. Net gains associated with these sales totaled $22.4 million in 2001, up from $3.3 million in 2000 and $14.8 million in 1999. Net gains included the capitalization of mortgage servicing rights of $44.4 million in 2001, $18.5 million in 2000 and $29.3 million in 1999.

In addition to sales of loans and mortgage-backed securities, we also sold during 2001 $602 million of loans serviced for others at an incremental gain of $0.9 million above the carrying value of the associated mortgage servicing rights.

A loss of $11.4 million was recorded in loan servicing from our portfolio of loans serviced for others during 2001, compared to a loss of $3.6 million in 2000 and income of $1.7 million in 1999. The loss in 2001 reflects a $10.6 million provision to the valuation allowance for mortgage servicing rights, up from $6.1 million in 2000, due to the continued drop in interest rates that have increased the expected rate of prepayments on loans serviced for others, as well as reduced the value of associated custodial accounts. At December 31, 2001, we serviced $5.8 billion of loans for others, compared to $4.0 billion at December 31, 2000, and $2.9 billion at December 31, 1999.

The following table presents a breakdown of the components of our loan servicing income (loss) for the periods indicated.

(In Thousands)	2001	2000	1999
Income from servicing operations	$ 9,028	$ 8,414	$ 4,472
Amortization of MSRs	(9,813)	(5,968)	(3,051)
(Provision for) reduction of impairment	(10,588)	(6,074)	251
Total loan servicing income (loss), net	$(11,373)	$(3,628)	$ 1,672

For additional information concerning mortgage servicing rights, see Note 11 of Notes to Consolidated Financial Statements on page 85.

Other Category

The all other category of other income totaled $1.8 million in 2001, down from $2.3 million in 2000 and $3.1 million in 1999.

Operating Expense

Our operating expense totaled $163.2 million in 2001, up from $137.5 million in 2000 and $144.9 million in 1999. The current year increase was due to higher general and administrative expense, which increased by $26.3 million or 19.3%. That increase was primarily due to higher costs associated with an increased number of branch locations that expanded our market presence and higher loan origination activity.

The following table presents a breakdown of key components comprising operating expense during the periods indicated.

(In Thousands)	*2001*	*2000*	*1999*
Salaries and related costs	$ 99,935	$ 82,522	$ 86,163
Premises and equipment costs	26,016	23,220	20,617
Advertising expense	4,410	4,786	8,595
Professional fees	5,452	3,319	2,502
SAIF insurance premiums and regulatory assessments	3,051	2,626	3,937
Other general and administrative expense	23,632	19,716	22,568
Total general and administrative expense	162,496	136,189	144,382
Net operation of real estate acquired in settlement of loans	239	818	19
Amortization of excess of cost over fair value of net assets acquired	457	462	474
Total operating expense	$163,192	$137,469	$144,875

Provision for Income Taxes

Our effective tax rate for 2001 was 42.3%, compared to 42.4% in 2000 and 42.3% in 1999. See Note 1 on page 68 and Note 17 on page 90 of Notes to the Consolidated Financial Statements for a further discussion of income taxes and an explanation of the factors which impact Downey's effective tax rate.

Business Segment Reporting

The previous sections of the Results of Operations discussed our consolidated results. The purpose of this section is to present data and discussion on the results of operations of our two business segments—banking and real estate investment. For a description of these business segments and the accounting policies used, see Business on page 1 and Note 1 on page 68 and Note 25 on page 100 of Notes to Consolidated Financial Statements.

The following table presents by business segment our net income for 2001, 2000 and 1999.

(In Thousands)	*2001*	*2000 (1)*	*1999*
Banking net income	$119,454	$94,822	$53,796
Real estate investment net income	727	4,429	10,008
Total net income	$120,181	$99,251	$63,804

(1) Banking included a $5.6 million after-tax gain related to the sale of subsidiary.

Net income from our banking operations totaled $119.5 million in 2001, up from $94.8 million in 2000 and $53.8 million in 1999. The previously mentioned sale of our indirect automobile finance subsidiary benefited our 2000 net income from banking operations by $5.6 million. Excluding that gain, net income from our banking operations would have increased during 2001 by $30.3 million or 33.9%.

The adjusted increase in our 2001 net income reflected the following:

- a $43.3 million increase in net interest income due to increases in both our average earning assets and effective interest rate spread;
- a $20.1 million increase in net gains from the sales of loans, mortgage-backed securities and mortgage servicing rights;
- a $19.7 million increase in loan and deposit related fees; and
- a $0.7 million decline in provision for loan losses.

Those favorable items were partially offset by the following:

- a $7.7 million increase in loan servicing losses primarily due to higher provisions to the valuation allowance for mortgage servicing rights reflecting the continued decline in market interest rates that increased the expected rate of prepayments on loans we service for others; and
- a $23.6 million increase in operating expenses reflecting an increased number of branch locations and higher loan origination activity.

The table below sets forth banking operational results and selected financial data for the periods indicated.

(In Thousands)	*2001*	*2000 (1)*	*1999*
Net interest income	$305,573	$262,232	$207,784
Provision for loan losses	2,564	3,251	11,270
Other income:			
Gain on sale of subsidiary	-	9,762	-
All other	63,340	31,644	39,755
Operating expense	159,604	135,996	143,081
Net intercompany income	369	397	393
Income before income taxes	207,114	164,788	93,581
Income taxes	87,660	69,966	39,785
Net income	$119,454	$ 94,822	$ 53,796
At December 31			
Assets:			
Loans and mortgage-backed securities	$10,132,413	$10,084,353	$8,746,063
Other	966,942	806,201	654,745
Total assets	11,099,355	10,890,554	9,400,808
Equity	$ 733,896	$ 624,636	$ 532,418

(1) Included a $5.6 million after-tax gain related to the sale of subsidiary.

Real Estate Investment

Net income from our real estate investment operations totaled $0.7 million in 2001, down from $4.4 million in 2000 and $10.0 million in 1999. The decline was primarily attributed to lower gains from sales, lower recapture of valuation allowances and higher operating expenses due to the settlement of litigation matters associated with certain joint venture partners.

The table below sets forth real estate investment operational results and selected financial data for the periods indicated.

(In Thousands)	*2001*	*2000*	*1999*
Net interest income (loss)	$ (3)	$ 243	$ (306)
Other income	5,196	9,148	19,523
Operating expense	3,588	1,473	1,794
Net intercompany expense	369	397	393
Income before income taxes	1,236	7,521	17,030
Income taxes	509	3,092	7,022
Net income	$ 727	$4,429	$10,008
At December 31			
Assets:			
Investments in real estate and joint ventures	$38,185	$17,641	$42,172
Other	2,003	3,584	7,399
Total assets	40,188	21,225	49,571
Equity	$34,513	$17,916	$42,839

For a further discussion regarding income from real estate investment, see Other Income—Real Estate and Joint Ventures Held For Investment on page 28, and for information regarding related assets, see Financial Condition—Investments in Real Estate and Joint Ventures on page 38.

Loans and Mortgage-Backed Securities

Total loans and mortgage-backed securities, including those we hold for sale, increased only $48 million or 0.5% from year-end 2000 to a total of $10.1 billion or 91.2% of assets at December 31, 2001. The increase represents a higher level of single family loans held for sale and mortgage-backed securities available for sale, as loans held for investment declined by $308 million due primarily to an increase in loan prepayments as a result of the low interest rate environment and borrower preference for fixed rate loans during 2001. Our prepayment speed during the year was 37%, compared to 18% during 2000 and 26% during 1999. This increase reflected, in large part, the changing propensity of borrowers to refinance existing loans given the low market interest rates in 2001.

Our loan originations, including loans purchased, totaled a record $8.2 billion in 2001, up from $5.2 billion in 2000 and $7.2 billion in 1999. This current year increase primarily reflects record originations of one-to-four unit residential loans of $8.0 billion, of which approximately $3.2 billion or 40% were for portfolio, with the balance for sale in the secondary market. Our origination of subprime loans totaled $428 million in 2001, down from $492 million in 2000.

The table below presents information regarding interest rates and loan origination costs, net of fees collected on loans originated during the periods indicated.

(Dollars in Thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Average interest rate on new loans	6.18%	6.10%	5.92%	6.45%	6.04%
Total loan origination costs (net of fees) and premiums (net of discounts) deferred during the year	$37,527	$34,797	$53,181	$30,621	$11,505

We originate one-to-four unit residential adjustable rate mortgages both with and without loan origination fees. In adjustable rate mortgage transactions for which we charge no origination fees, we receive a larger margin over the index to which the loan pricing is tied than in those in which we charge fees. In addition, a prepayment fee on these loans is generally required if prepaid within the first three years. This trend towards loans with no origination fees has generally resulted in deferrable loan origination costs exceeding loan origination fees.

Residential one-to-four unit adjustable rate mortgage originations, including loans purchased, were $3.2 billion during 2001, down from $3.5 billion in 2000 and $4.4 billion in 1999. Refinancing activities related to residential one-to-four unit loans, including new loans to refinance existing loans which we or other lenders originated, constituted 75% of originations during the year compared to 42% during 2000 and 63% during 1999. Refinancing activities increased from $2.1 billion in 2000 to $6.0 billion in 2001 as a lower interest rate environment existed throughout most of the year. In addition, the majority of residential originations for our portfolio were adjustable rate mortgages tied to COFI, an index which lags behind the movement in market interest rates. For the year, 63% of one-to-four unit originations for investment represented monthly adjusting COFI rate mortgages which provide for negative amortization. In addition, 15% represented adjustable rate mortgages tied to the London Interbank Offered Rate ("LIBOR") index, and 14% were tied to the Constant Maturity Treasury ("CMT") index, neither of which provide for negative amortization, with the balance represented by a variety of other pricing terms. At December 31, 2001, $6.8 billion of our one-to-four unit adjustable rate mortgages were subject to negative amortization of which $180 million represented the amount of negative amortization included in the loan balance. For further information, see Business—Banking Activities—Lending Activities—Residential Real Estate Lending on page 3.

Our origination of commercial real estate loans, including loans purchased, totaled $7 million in 2001, compared to $24 million in 2000 and $10 million in 1999. Originations of loans secured by multi-family properties, including loans purchased, totaled less than $1 million in 2001, compared to $1 million in both 2000 and 1999.

During 2001, we originated $102 million of construction loans, principally for entry level and first time move-up residential tracts. This compares to $99 million in 2000 and $149 million in 1999. Our origination of land development loans totaled $16 million in 2001, compared to $17 million in 2000 and $57 million in 1999.

Origination of non-mortgage commercial loans totaled $18 million in 2001, down from $19 million in 2000 and $25 million in 1999. A substantial majority of these originations represented secured loans.

Origination of automobile loans totaled $5 million in 2001, compared to $57 million in 2000 and $234 million in 1999. The majority of these originations in prior years represented our indirect lending program that was conducted by Downey Auto Finance Corp., a former subsidiary sold in February 2000, whereby loans to finance the purchase of new or used automobiles were obtained through preapproved automobile dealers. For further information regarding Downey Auto Finance Corp., see Sale of Subsidiary on page 60.

At December 31, 2001, our unfunded loan application pipeline totaled $1.9 billion. Within that pipeline, we had commitments to borrowers for short-term interest rate locks of $683 million, of which $330 million were related to residential one-to-four unit loans being originated for sale in the secondary market. Furthermore, we had commitments on undrawn lines of credit of $84 million and loans in process of $53 million. We believe our current sources of funds will enable us to meet these obligations.

The following table sets forth the origination, purchase and sale activity relating to our loans and mortgage-backed securities during the periods indicated.

(In Thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Investment Portfolio					
Loans originated:					
Loans secured by real estate:					
Residential one-to-four units:					
Adjustable	$ 2,691,481	$ 2,831,596	$ 3,102,810	$ 943,736	$ 1,384,442
Adjustable – subprime	423,777	395,911	1,182,552	372,286	218,399
Total adjustable	3,115,258	3,227,507	4,285,362	1,316,022	1,602,841
Fixed	16,443	9,167	262,923	192,436	22,265
Fixed – subprime	4,708	-	12,238	6,020	2,786
Residential five or more units:					
Adjustable	-	-	247	875	4,600
Fixed	125	678	-	13,229	-
Total residential	3,136,534	3,237,352	4,560,770	1,528,582	1,632,492
Commercial real estate	133	23,720	10,063	10,363	7,830
Construction	101,716	98,330	149,143	111,534	80,014
Land	16,242	16,530	56,851	48,357	20,295
Non-mortgage:					
Commercial	17,581	18,504	24,948	6,376	14,336
Automobile	4,825	56,576	233,948	175,193	259,040
Other consumer	32,953	38,136	54,489	28,274	25,988
Total loans originated	3,309,984	3,489,148	5,090,212	1,908,679	2,039,995
Real estate loans purchased:					
One-to-four units	88,057	9,178	36,317	4,343	32,241
One-to-four units – subprime	-	8,595	12,912	1,833	2,243
Other (1)	6,923	1,055	440	1,287	1,344
Total real estate loans purchased	94,980	18,828	49,669	7,463	35,828
Total loans originated and purchased	3,404,964	3,507,976	5,139,881	1,916,142	2,075,823
Loan repayments	(3,715,163)	(1,981,802)	(1,823,585)	(1,855,157)	(1,130,357)
Other net changes (2)	2,029	(291,935)	(36,794)	(34,145)	(319,183)
Net increase (decrease) in loans held for investment	(308,170)	1,234,239	3,279,502	26,840	626,283
Sale Portfolio					
Residential, one-to-four units:					
Originated whole loans	4,818,301	1,641,099	2,028,402	2,162,583	289,271
Originated whole loans – subprime	-	87,174	13,872	-	-
Loans purchased	5,637	947	-	-	-
Loans transferred from (to) the investment portfolio	(7,454)	54,993	42,570	(3,056)	290,558
Originated whole loans sold	(737,773)	(687,512)	(999,594)	(1,130,303)	(467,989)
Loans exchanged for mortgage-backed securities	(3,816,171)	(970,319)	(1,387,364)	(608,831)	(89,522)
Other net changes	(4,762)	(10,815)	(9,263)	(8,111)	(83)
Capitalized basis adjustment (3)	(10,326)	-	-	-	-
Net increase (decrease) in loans held for sale	247,452	115,567	(311,377)	412,282	22,235
Mortgage-backed securities, net:					
Received in exchange for loans	3,816,171	970,319	1,387,364	608,831	89,522
Purchased	115,597	-	-	-	-
Sold	(3,816,171)	(975,088)	(1,387,364)	(610,113)	(89,522)
Repayments	(6,523)	(7,031)	(9,936)	(15,129)	(12,560)
Other net changes	(296)	284	(491)	(742)	592
Net increase (decrease) in mortgage-backed securities available for sale	108,778	(11,516)	(10,427)	(17,153)	(11,968)
Net increase (decrease) in loans held for sale and mortgage-backed securities available for sale	356,230	104,051	(321,804)	395,129	10,267
Total net increase in loans and mortgage-backed securities	$ 48,060	$ 1,338,290	$ 2,957,698	$ 421,969	$ 636,550

(1) Primarily five or more unit residential loans except for $6.7 million of commercial real estate loans in 2001, $1.1 million of construction loans in 2000 and $0.6 million of commercial real estate loans in 1998.

(2) Primarily included borrowings against and repayments of lines of credit and construction loans, changes in loss allowances, loans transferred to real estate acquired in settlement of loans or from (to) the held for sale portfolio, and the change in interest capitalized on loans (negative amortization). Also included in 2000 was $367 million of net automobile loans sold as part of the sale of subsidiary.

(3) Reflected the change in fair value from date of interest rate lock commitment to date of origination.

The following table sets forth the composition of our loan and mortgage-backed securities portfolio at the dates indicated. At December 31, 2001, approximately 94% of our real estate loans were secured by real estate located in California, principally in Los Angeles, Orange, Santa Clara, San Diego and Alameda counties.

	December 31,				
(In Thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Investment Portfolio					
Loans secured by real estate:					
Residential one-to-four units:					
Adjustable	$ 7,364,677	$ 7,200,400	$5,644,883	$3,721,728	$4,190,160
Adjustable – subprime	1,491,416	1,726,526	1,620,624	580,232	245,749
Fixed	334,384	454,838	510,516	325,454	168,315
Fixed – subprime	15,303	17,388	18,777	8,719	3,321
Total residential one-to-four units	9,205,780	9,399,152	7,794,800	4,636,133	4,607,545
Residential five or more units:					
Adjustable	6,055	14,203	15,889	18,617	29,246
Fixed	5,124	5,257	5,166	21,412	9,032
Commercial real estate:					
Adjustable	40,900	37,374	37,419	39,360	87,604
Fixed	71,609	127,230	110,908	101,430	114,821
Construction	84,942	118,165	176,487	127,761	70,865
Land	22,028	26,880	67,631	44,859	25,687
Non-mortgage:					
Commercial	22,017	21,721	26,667	28,293	26,024
Automobile (1)	24,529	39,614	399,789	357,988	342,326
Other consumer	50,908	60,653	49,344	41,894	47,735
Total loans held for investment	9,533,892	9,850,249	8,684,100	5,417,747	5,360,885
Increase (decrease) for:					
Undisbursed loan funds	(61,280)	(72,328)	(125,159)	(108,414)	(64,884)
Net deferred costs and premiums	77,916	79,109	67,740	31,021	18,088
Allowance for losses	(36,120)	(34,452)	(38,342)	(31,517)	(32,092)
Total loans held for investment, net	9,514,408	9,822,578	8,588,339	5,308,837	5,281,997
Sale Portfolio, Net					
Loans held for sale:					
Residential one-to-four units	509,317	251,014	122,133	447,382	35,100
Residential one-to-four units – subprime	33	558	13,872	-	-
Capitalized basis adjustment (2)	(10,326)	-	-	-	-
Total loans held for sale	499,024	251,572	136,005	447,382	35,100
Mortgage-backed securities available for sale:					
Adjustable	101,562	6,050	7,700	10,996	17,751
Fixed	17,419	4,153	14,019	21,150	31,548
Total mortgage-backed securities available for sale	118,981	10,203	21,719	32,146	49,299
Total loans held for sale and mortgage-backed securities available for sale	618,005	261,775	157,724	479,528	84,399
Total loans and mortgage-backed securities	$10,132,413	$10,084,353	$8,746,063	$5,788,365	$5,366,396

(1) The decline during 2000 primarily reflected the sale of subsidiary.
(2) Reflected the change in fair value from date of interest rate lock commitment to date of origination.

We carry loans for sale at the lower of cost or fair value. At December 31, 2001, no valuation allowance was required as the fair value exceeded book value on an aggregate basis.

At December 31, 2001, our residential one-to-four units subprime portfolio consisted of approximately 79% "A-" credit, 18% "B" credit and 3% "C" credit loans. At year end, the average loan-to-value ratio at origination for these loans was approximately 75%.

We carry mortgage-backed securities available for sale at fair value which, at December 31, 2001, reflected an unrealized loss of $1.3 million. The 2001 year-end unrealized loss, less the associated tax effect, is reflected within a separate component of other comprehensive income (loss) until realized.

The table below sets forth the scheduled contractual maturities of our loan and mortgage-backed securities portfolio at December 31, 2001.

(In Thousands)	*Within 1 Year*	*1-2 Years*	*2-3 Years*	*3-5 Years*	*5-10 Years*	*10-15 Years*	*Beyond 15 Years*	*Total*
Loans secured by real estate:								
Residential:								
One-to-four units:								
Adjustable (1)	$ 83,894	$ 90,064	$ 96,689	$215,239	$692,891	$ 988,087	$6,689,262	$ 8,856,126
Fixed (1)	12,397	13,303	14,274	31,749	102,034	145,157	529,764	848,678
Five or more units:								
Adjustable	238	254	272	604	1,925	2,709	53	6,055
Fixed	215	228	242	531	1,644	2,221	43	5,124
Commercial real estate:								
Adjustable	3,560	3,829	4,117	9,189	20,205	-	-	40,900
Fixed	9,721	10,583	11,522	26,202	13,581	-	-	71,609
Construction – adjustable	84,942	-	-	-	-	-	-	84,942
Land:								
Adjustable	21,162	-	-	-	-	-	-	21,162
Fixed	82	89	98	225	372	-	-	866
Non-mortgage:								
Commercial	21,211	806	-	-	-	-	-	22,017
Automobile	6,990	7,662	8,400	1,477	-	-	-	24,529
Other consumer (2)	3,262	3,538	3,836	3,088	37,184	-	-	50,908
Total loans	247,674	130,356	139,450	288,304	869,836	1,138,174	7,219,122	10,032,916
Mortgage-backed securities, net	1,190	1,254	1,321	2,858	8,601	11,181	92,576	118,981
Total loans and mortgage-backed securities	$248,864	$131,610	$140,771	$291,162	$878,437	$1,149,355	$7,311,698	$10,151,897

(1) Included loans held for sale.
(2) Included home equity line of credit loans, which are interest only, with balances due at the end of the term. All or part of the outstanding balances may be paid off at any time during the term without penalty.

At December 31, 2001, the maximum amount the Bank could have loaned to any one borrower, and related entities, under regulatory limits was $128 million, or $214 million for loans secured by readily marketable collateral, compared to $112 million or $187 million for loans secured by readily marketable collateral at year-end 2000. We do not expect that these regulatory limitations will adversely impact our proposed lending activities during 2002.

Investment Securities

The following table sets forth the composition of our investment securities portfolio at the dates indicated.

(In Thousands)	*December 31, 2001*	*2000*	*1999*	*1998*	*1997*
Federal funds	$ 37,001	$ 19,601	$ 1	$ 33,751	$ 6,095
U.S. Treasury and agency securities available for sale	356,910	284,102	171,823	116,061	159,398
Corporate bonds available for sale	45,445	21,513	-	-	-
Municipal bonds held to maturity	6,388	6,550	6,728	6,764	6,885
Total investment securities	$445,744	$331,766	$178,552	$156,576	$172,378

At December 31, 2001, the maturities of our investment securities and the weighted average yield of those securities were as follows.

	1 Year or Less		After 1 Year Through 5 Years		After 5 Years		Total	
(Dollars in Thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Federal funds	$37,001	0.85%	$ -	- %	$ -	- %	$ 37,001	0.85%
Available for sale:								
U.S. Treasury and agency securities	-	-	275,874	3.76	81,036	2.49	356,910	3.47
Corporate bonds	18,220	5.60	27,225	6.65	-	-	45,445	6.23
Municipal bonds held to maturity (1)	-	-	-	-	6,388	3.73	6,388	3.73
Total	$55,221	2.42%	$303,099	4.02%	$87,424	2.58%	$445,744	3.54%

(1) Yield on a fully tax-equivalent basis is 6.47%.

Investments in Real Estate and Joint Ventures

DSL Service Company participates as an owner of, or a partner in, a variety of real estate development projects, principally retail neighborhood shopping center developments, most of which are located in California. For additional information regarding the location of these real estate investments, see Note 7 of Notes to the Consolidated Financial Statements on page 79. We have completed and substantially leased most of the real estate development projects—with a weighted average occupancy rate of 79% for retail neighborhood shopping centers at December 31, 2001. At December 31, 2001, the Bank had loan commitments of $13 million to these joint ventures, of which $7 million was outstanding.

DSL Service Company is entitled to interest on its equity invested in its joint venture projects on a priority basis after third-party debt and shares profits and losses with the developer partner, generally on an equal basis. DSL Service Company has obtained personal guarantees from the principals of the developer partners in a number of the joint ventures and generally requires the developer partner to secure any outstanding obligations to the joint venture, like its portion of operating losses, when the partner is unable to satisfy such obligations on a current basis. Partnership equity or deficit accounts are affected by current period results of operations, additional partner advances, partnership distributions and partnership liquidations.

As of December 31, 2001, DSL Service Company was involved with two joint venture partners. These partners were operators of one office building, one residential housing development project and one in which land was sold, but the partnership remains until a receivable related to that sale is collected. DSL Service Company had nine wholly owned retail neighborhood shopping centers located in California and Arizona.

Our investment in real estate and joint ventures amounted to $38 million at December 31, 2001, compared to $18 million at December 31, 2000 and $42 million at December 31, 1999. During 2001, our investment increased by $16 million due primarily to a settlement of litigation with former joint venture partners wherein we became the sole owner of two shopping centers.

The following table sets forth the condensed balance sheets of DSL Service Company's joint ventures by property type at December 31, 2001, on a historical cost basis. For further information regarding the establishment of loss allowances, see Problem Loans and Real Estate—Allowance for Losses on Loans and Real Estate on page 52.

(Dollars in Thousands)	*Office Building*	*Residential*	*Note Receivable-Sold Land*	*Total*
Assets				
Cash	$ 3	$ 707	$ 15	$ 725
Projects under development	-	10,817	-	10,817
Completed projects	4,989	-	-	4,989
Other assets	8	224	360	592
	$5,000	$11,748	$375	$17,123
Liabilities and Equity				
Liabilities:				
Notes payable to the Bank	$ -	$ 6,642	$ -	$ 6,642
Notes payable to others	3,407	-	-	3,407
Other	26	1,255	137	1,418
Equity:				
DSL Service Company (1)	702	3,104	135	3,941
Allowance for losses recorded by DSL Service Company (2)	-	-	-	-
Other partners (2)	865	747	103	1,715
Net equity	1,567	3,851	238	5,656
	$5,000	$11,748	$375	$17,123
Number of joint venture projects	1	1	1	3

(1) We included in these amounts interest-bearing joint venture advances with priority interest payments from joint ventures to DSL Service Company.

(2) The aggregate other partners' equity of $2 million represents their equity interest in the accumulated retained earnings of the respective joint ventures. Those results include the net profit on sales and the operating results of the real estate assets, net of depreciation and funding costs. Except for any secured financing which has been obtained, DSL Service Company has provided all other financing. As part of our internal asset review process, we compare the fair value of the joint venture real estate assets to the secured notes payable to the Bank and others and DSL Service Company's equity investment. To the extent the fair value of the real estate assets is less than the aggregate of those amounts, we make a provision to create a valuation allowance. No valuation allowances were required at December 31, 2001.

The following table sets forth by property type our investments in real estate and related allowances for losses at December 31, 2001.

(Dollars in Thousands)	*Residential*	*Retail Neighborhood Shopping Centers*	*Land*	*Total*
Investment in wholly owned projects	$ -	$25,282 (1)	$10,718 (2)	$36,000
Investment in Affordable Housing Funds	934	-	-	934
Allowance for losses	-	(1,657)	(1,033)	(2,690)
Net investment in real estate projects	$934	$23,625	$ 9,685	$34,244
Number of projects	1	9	6	16

(1) Included six free-standing stores that are part of neighborhood shopping centers totaling $1 million, which we counted as one project.

(2) Included three properties totaling $10 million.

Real estate investments entail risks similar to those our construction and commercial lending activities present. In addition, California courts have imposed warranty-like responsibility upon developers of new housing for defects in structure and the housing site, including soil conditions. This responsibility is not necessarily dependent upon a finding that the developer was negligent. Owners of real property also may incur liabilities with respect to environmental matters, including financial responsibility for clean-up of hazardous waste or other conditions, under various federal and state laws.

Deposits

Our deposits increased $537 million or 6.6% in 2001 and totaled a year-end record of $8.6 billion at December 31, 2001. Our lower-rate transaction accounts—*i.e.*, checking, regular passbook and money market—increased $1.4 billion or 97.3%, while our certificates of deposit decreased $906 million or 13.7%. Within transaction accounts, approximately 95% of the increase was in our passbook accounts, as depositors moved monies from certificates of deposit as they seemed more interested in liquidity given the relatively low level of interest rates. Our total checking accounts (non-interest and interest bearing) increased 7.3% between year ends. Of the total increase in our deposits, $79 million was associated with 19 in-store branches and 4 traditional branches we opened during 2001. One of the new traditional branches is located in Arizona, our first in that state. At December 31, 2001, the average deposit size of our traditional branches was $107 million, while the average size of our in-store branches was $18 million, or $24 million excluding the 19 new in-store branches opened within the past 12 months.

The following table sets forth information concerning our deposits and weighted average rates paid at the dates indicated.

	December 31,					
	2001		2000		1999	
(Dollars in Thousands)	*Weighted Average Rate*	*Amount*	*Weighted Average Rate*	*Amount*	*Weighted Average Rate*	*Amount*
Transaction accounts:						
Non-interest-bearing checking	- %	$ 263,165	- %	$ 244,311	- %	$ 182,165
Interest-bearing checking (1)	0.35	423,776	0.78	395,640	1.00	383,973
Money market	2.01	108,747	2.88	89,408	2.91	95,947
Regular passbook	2.46	2,131,048	3.41	754,127	3.62	827,854
Total transaction accounts	1.92	2,926,736	2.12	1,483,486	2.46	1,489,939
Certificates of deposit:						
Less than 3.00%	2.41	970,854	2.41	6,357	2.47	8,717
3.00-3.49	3.20	458,511	3.45	25	3.02	16
3.50-3.99	3.84	532,634	3.97	384	3.92	3,786
4.00-4.49	4.22	892,517	4.19	26,916	4.32	210,127
4.50-4.99	4.76	555,885	4.82	80,844	4.78	939,858
5.00-5.99	5.30	921,510	5.71	1,901,166	5.56	3,623,632
6.00 and greater	6.37	1,360,919	6.63	4,583,511	6.08	286,686
Total certificates of deposit	4.54	5,692,830	6.33	6,599,203	5.39	5,072,822
Total deposits	3.65%	$8,619,566	5.56%	$8,082,689	4.72%	$6,562,761

(1) Included amounts swept into money market deposit accounts.

The following table shows at December 31, 2001 our certificates of deposit maturities by interest rate category.

(Dollars in Thousands)	Less Than 3.50%	3.50% - 3.99%	4.00% - 4.49%	4.50% - 4.99%	5.00% - 5.99%	6.00% and Greater	Total (1)	Percent Of Total
Within 3 months	$ 347,492	$ 69,568	$156,251	$211,040	$604,288	$1,187,901	$2,576,540	45.26%
3 to 6 months	442,551	95,456	304,706	152,235	262,383	107,487	1,364,818	23.97
6 to 12 months	539,844	295,466	253,230	26,332	18,364	49,592	1,182,828	20.78
12 to 24 months	98,882	48,048	134,838	61,061	24,468	9,730	377,027	6.62
24 to 36 months	559	23,297	12,041	2,953	3,984	1,399	44,233	0.78
36 to 60 months	37	799	31,451	102,264	8,023	4,810	147,384	2.59
Over 60 months	-	-	-	-	-	-	-	-
Total	$1,429,365	$532,634	$892,517	$555,885	$921,510	$1,360,919	$5,692,830	100.00%

(1) Includes jumbo ($100,000 and over) certificates of deposit of $1.3 billion with maturities of 3 months or less, $512 million with maturities of 3 to 6 months, $412 million with maturities of 6 to 12 months and $191 million with a remaining term of over 12 months.

Borrowings

At December 31, 2001, borrowings totaled $1.5 billion, down from $2.0 billion at year-end 2000 and $2.1 billion at year-end 1999. The decrease in 2001 primarily occurred in advances from the FHLB.

The following table sets forth information concerning our FHLB advances and other borrowings at the dates indicated.

	December 31,				
(Dollars in Thousands)	2001	2000	1999	1998	1997
Federal Home Loan Bank advances	$1,522,705	$1,978,348	$2,122,407	$695,012	$352,458
Other borrowings:					
Reverse repurchase agreements	-	-	-	-	34,803
Commercial paper	-	-	-	-	83,811
Real estate notes	7	224	373	8,708	12,663
Total borrowings	$1,522,712	$1,978,572	$2,122,780	$703,720	$483,735
Weighted average rate on borrowings during the period	5.40%	6.16%	5.46%	6.07%	6.07%
Total borrowings as a percentage of total assets	13.71	18.16	22.56	11.22	8.29

The following table sets forth certain information with respect to our short-term borrowings.

(Dollars in Thousands)	*2001*	*2000*	*1999*
FHLB advances with original maturities less than one year:			
Balance at end of year	$ 671,300	$1,475,000	$1,590,500
Average balance outstanding during the year	581,868	1,601,732	616,199
Maximum amount outstanding at any month-end during the year	1,260,000	1,942,000	1,590,500
Weighted average interest rate during the year	5.63%	6.38%	5.42%
Weighted average interest rate at the end of year	2.16	6.55	5.88
Securities sold under agreement to repurchase:			
Balance at end of year	$ -	$ -	$ -
Average balance outstanding during the year	-	753	1,987
Maximum amount outstanding at any month-end during the year	-	39,250	24,875
Weighted average interest rate during the year	- %	6.10%	5.42%
Weighted average interest rate at the end of year	-	-	-
Total short-term borrowings:			
Total average short-term borrowings outstanding during the year	$ 581,868	$1,602,485	$ 618,186
Total weighted average rate on short-term borrowings during the year	5.63%	6.38%	5.42%

At year-end 2001, total intermediate and long-term advances totaled $851 million, up from $503 million at December 31, 2000. The weighted average rate on our intermediate and long-term FHLB advances at year-end 2001 was 4.98%.

The following table sets forth the associated maturities at December 31, 2001.

(In Thousands)	
2002	$ 55,921
2003	72,834
2004	172,600
2005	29,750
2006	61,300
Thereafter	459,000
Total intermediate and long-term FHLB advances	$851,405

Capital Securities

On July 23, 1999, we issued $120 million in capital securities through Downey Financial Capital Trust I. The capital securities pay quarterly cumulative cash distributions at an annual rate of 10.00% of the liquidation value of $25 per share. Interest expense, including the amortization of deferred issuance costs, on our capital securities was $12.2 million for 2001. For further information regarding our capital securities, see Note 18 on page 91 of Notes to Consolidated Financial Statements.

Asset/Liability Management and Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. Our market risk arises primarily from interest rate risk in our lending and deposit taking activities. This interest rate risk primarily occurs to the degree that our interest-bearing liabilities reprice or mature on a different basis—generally more rapidly—than our interest-earning assets. Since our earnings depend primarily on our net interest income, which is the difference between the interest and dividends earned on interest-earning assets and the interest paid on interest-bearing liabilities, one of our principal objectives is to actively monitor and manage the effects of adverse changes in interest rates on net interest income while maintaining asset quality.

In addition to the market risk associated with our lending and deposit taking activities, we also have market risk associated with our secondary marketing activities. Changes in mortgage interest rates, primarily fixed rate mortgages, impact the fair value of loans held for sale as well as our off-balance sheet commitments wherein we have committed to an interest rate with a potential borrower for a loan we intend to sell (known as an interest rate lock derivative). Our objective is to hedge against fluctuations in interest rates through use of forward sale and purchase contracts with government-sponsored enterprises and whole loan sale contracts with various parties. These contracts are typically obtained at the time the interest rate lock commitments are made. Therefore, as interest rates fluctuate, the changes in the fair value of our loans held for sale and interest rate lock commitments tend to be offset by changes in the fair value of the hedge contracts. The method used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedge. Although we continue to hedge as previously done, SFAS 133, as applied to our risk management strategies, may increase or decrease reported net income and stockholders' equity, depending on levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on the overall economics of the transactions.

Changes in mortgage interest rates also impact the value of our mortgage servicing rights. Rising interest rates typically result in slower prepayment speeds on the loans being serviced for others which increases the value of mortgage servicing rights, whereas declining interest rates typically result in faster prepayment speeds which decreases the value of mortgage servicing rights. Currently, we do not hedge our mortgage servicing rights against that risk.

Our Asset/Liability Management Committee is responsible for implementing the interest rate risk management policy which sets forth limits established by the Board of Directors of acceptable changes in net interest income and net portfolio value from specified changes in interest rates. The OTS defines net portfolio value as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus the present value of expected cash flows from existing off-balance sheet contracts. Our Asset/Liability Management Committee reviews, among other items, economic conditions, the interest rate outlook, the demand for loans, the availability of deposits and borrowings, and our current operating results, liquidity, capital and interest rate exposure. In addition, our Asset/Liability Management Committee monitors asset and liability maturities and repricing characteristics on a regular basis and performs various simulations and other analyses to determine the potential impact of various business strategies in controlling interest rate risk and the potential impact of those strategies upon future earnings under various interest rate scenarios. Based on these reviews, our Asset/Liability Management Committee formulates a strategy that is intended to implement the objectives set forth in our business plan without exceeding the net interest income and net portfolio value limits set forth in our interest rate risk policy.

We currently do not enter into hedging contracts for speculative purposes.

One measure of our exposure to differential changes in interest rates between assets and liabilities is shown in the following table which sets forth the repricing frequency of our major asset and liability categories as of December 31, 2001, as well as other information regarding the repricing and maturity difference between our interest-earning assets and total deposits, borrowings and capital securities in future periods. We refer to these differences as "gap." We have determined the repricing frequencies by reference to projected maturities, based upon contractual maturities as adjusted for scheduled repayments and "repricing mechanisms"—provisions for changes in the interest and dividend rates of assets and liabilities. We assume prepayment rates on substantially all of our loan portfolio based upon our historical loan prepayment experience and anticipated future prepayments. Repricing mechanisms on a number of our assets are subject to limitations, such as caps on the amount that interest rates and payments on our loans may adjust, and accordingly, these assets do not normally respond to changes in market interest rates as completely or rapidly as our liabilities. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if we used different assumptions or if actual experience differed from the assumptions set forth.

		December 31, 2001					
(Dollars in Thousands)		*Within 6 Months*	*7 - 12 Months*	*1 – 5 Years*	*6 - 10 Years*	*Over 10 Years*	*Total Balance*
Interest-earning assets:							
Investment securities and FHLB stock	(1)	$ 406,598	$ 62,053	$ 89,024	$ 1,208	$ -	$ 558,883
Loans and mortgage-backed securities:	(2)						
Loans secured by real estate:							
Residential:							
Adjustable		7,697,814	274,407	941,060	-	-	8,913,281
Fixed		546,944	40,542	179,945	64,686	19,981	852,098
Commercial real estate		40,349	9,787	53,194	3,967	1,609	108,906
Construction		36,253	-	-	-	-	36,253
Land		14,540	9	66	783	-	15,398
Non-mortgage loans:							
Commercial		12,951	-	-	-	-	12,951
Consumer		56,077	5,050	13,418	-	-	74,545
Mortgage-backed securities		54,335	49,542	6,654	4,490	3,960	118,981
Total loans and mortgage-backed securities		8,459,263	379,337	1,194,337	73,926	25,550	10,132,413
Total interest-earning assets		$8,865,861	$ 441,390	$1,283,361	$ 75,134	$ 25,550	$10,691,296
Transaction accounts:							
Non-interest-bearing checking		$ 263,165	$ -	$ -	$ -	$ -	$ 263,165
Interest-bearing checking	(3)	423,776	-	-	-	-	423,776
Money market	(4)	108,747	-	-	-	-	108,747
Regular passbook	(4)	2,131,048	-	-	-	-	2,131,048
Total transaction accounts		2,926,736	-	-	-	-	2,926,736
Certificates of deposit	(1)	3,941,358	1,182,828	568,644	-	-	5,692,830
Total deposits		6,868,094	1,182,828	568,644	-	-	8,619,566
Borrowings		664,105	63,123	365,484	430,000	-	1,522,712
Capital securities		-	-	-	-	120,000	120,000
Total deposits, borrowings and capital securities		$7,532,199	$1,245,951	$934,128	$ 430,000	$120,000	$10,262,278
Excess (shortfall) of interest-earning assets over deposits, borrowings and capital securities		$1,333,662	$ (804,561)	$349,233	$(354,866)	$ (94,450)	$ 429,018
Cumulative gap		1,333,662	529,101	878,334	523,468	429,018	
Cumulative gap – as a % of total assets:							
December 31, 2001		12.01%	4.76%	7.91%	4.71%	3.86%	
December 31, 2000		28.66	7.13	5.94	3.13	3.13	
December 31, 1999		21.29	10.20	4.97	1.92	2.35	

(1) *Based upon contractual maturity and repricing date.*
(2) Based upon contractual maturity, repricing date and projected repayment and prepayments of principal.
(3) Included amounts swept into money market deposit accounts and is subject to immediate repricing.
(4) *Subject to immediate repricing.*

Our six-month gap at December 31, 2001 was a positive 12.01%. This means that more interest-earning assets reprice within six months than total deposits, borrowings and capital securities. This compares to a positive six-month gap of 28.66% at December 31, 2000 and 21.29% at December 31, 1999. Our primary strategy to manage interest rate risk is to emphasize the origination of adjustable rate mortgages or loans with relatively short maturities. Interest rates on adjustable rate mortgages are primarily tied to COFI. We originated and purchased approximately $3.4 billion during both 2001 and 2000 and $4.7 billion during 1999 of loans and mortgage-backed securities with adjustable interest rates or maturities of five years or less. These loans represented approximately 99% during 2001, 97% during 2000 and 92% during 1999 of all loans and mortgage-backed securities originated and purchased for investment during these periods.

At December 31, 2001, 99% of our interest-earning assets mature, reprice or are estimated to prepay within five years, compared to 98% at December 31, 2000 and 97% at December 31, 1999. At December 31, 2001, loans held for investment and mortgage-backed securities with adjustable interest rates represented 90% of those portfolios. During 2002, we will continue to offer residential fixed rate loan products to our customers to meet customer demand. We primarily originate fixed rate loans for sale in the secondary market and price them accordingly to create loan servicing income and to increase opportunities for originating adjustable rate mortgages. However, we may originate fixed rate loans for investment when funded with long-term funds to mitigate interest rate risk and small volumes to facilitate the sale of real estate acquired through foreclosure or that meet required yield and other approved guidelines. For further information, see Business—Banking Activities—Lending Activities—Secondary Marketing and Loan Servicing Activities on page 5.

We are better protected against rising interest rates with a positive six-month gap. However, we remain subject to possible interest rate spread compression, which would adversely impact our net interest income if interest rates rise. This is primarily due to the lag in repricing of the indices to which our adjustable rate loans and mortgage-backed securities are tied, as well as the repricing frequencies and periodic interest rate caps on these adjustable rate loans and mortgage-backed securities. The amount of such interest rate spread compression would depend upon the frequency and severity of such interest rate fluctuations.

In addition to measuring interest rate risk via a gap analysis, we establish limits on, and measure the sensitivity of, our net interest income and net portfolio value to changes in interest rates. Changes in interest rates are defined as instantaneous and sustained movements in interest rates in 100 basis point increments. We utilize an internally maintained asset/liability management simulation model to make the calculations which, for net portfolio value, are calculated on a discounted cash flow basis. First, we estimate our net interest income for the next twelve months and the current net portfolio value assuming no change in interest rates from those at period end. Once the base case has been estimated, we make calculations for each of the defined changes in interest rates, to include any associated differences in the anticipated prepayment speed of loans. We then compare those results against the base case to determine the estimated change to net interest income and net portfolio value due to the changes in interest rates. The following are the estimated impacts to net interest income and net portfolio value from various instantaneous, parallel shifts in interest rates based upon our asset and liability structure as of year-ends 2001 and 2000. Since we base these estimates upon numerous assumptions, like the expected maturities of our interest-bearing assets and liabilities and the shape of the period-end interest rate yield curve, our actual sensitivity to interest rate changes could vary significantly if actual experience differs from those assumptions used in making the calculations.

	2001		*2000*	
	Percentage Change in		*Percentage Change in*	
Change in Interest Rates (In Basis Points)	*Net Interest Income(1)*	*Net Portfolio Value (2)*	*Net Interest Income (1)*	*Net Portfolio Value (2)*
+200	(11.3)%	6.0%	(7.5)%	(3.0)%
+100	(5.9)	4.6	(3.4)	0.9
(100)	4.9	(5.4)	0.7	(4.8)
(200)	8.8	(5.2)	2.1	(9.9)

(1) The percentage change in this column represents net interest income for 12 months in a stable interest rate environment versus the net interest income in the various rate scenarios.

(2) The percentage change in this column represents the net portfolio value of the Bank in a stable interest rate environment versus the net portfolio value in the various rate scenarios.

The following table shows our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2001. This data differs from that in the gap table as it does not incorporate the repricing characteristics of assets and liabilities. Rather, it only reflects contractual maturities adjusted for anticipated prepayments. Market risk sensitive instruments are generally defined as on and off balance sheet derivatives and other financial instruments. Our assets and liabilities that do not have a stated maturity date, such as certain deposits, are considered to be long term in nature and are reported in the "thereafter" column. We do not consider these financial instruments to be materially sensitive to interest rate fluctuations and historically, the balances have remained fairly constant over various economic conditions. The weighted average interest rates for the various fixed-rate and variable-rate assets and liabilities presented are based on the actual rates that existed at December 31, 2001. The fair value of our financial instruments is determined as follows:

- Fed funds and FHLB Stock equal their book values due to their short maturities.
- Investment securities and mortgage-backed securities are based on the closing market price quotations from financial market monitoring firms.
- Loans held for sale are based on bid quotations from financial market monitoring firms.
- Loans held for investment takes into consideration discounted cash flows through the estimated maturity or repricing dates using estimated market discount rates.
- Demand deposits, money market and savings accounts are equal to their book values.
- Time deposits and borrowings are based on the discounted value of contractual cash flows, which is estimated using wholesale borrowing rates offered for similar terms.

The degree of market risk inherent in loans with prepayment features may not be completely reflected in the disclosures. Although we have taken into consideration our historical prepayment trends to determine expected maturity categories, prepayment features are triggered by changes in the market rates of interest. Unexpected changes may increase the rate of prepayments above those anticipated. As such, the potential loss from such market rate changes may be significantly larger.

	Expected Maturity Date at December 31, 2001 (1)							
(Dollars in Thousands)	2002	2003	2004	2005	2006	Thereafter	Total Balance	Fair Value
Investment securities	$ 462,331	$ 27,225	$ 31,578	$ 18,566	$ 11,655	$ 7,528	$ 558,883	$ 558,868
Average interest rate	3.78%	6.66%	3.77%	3.38%	3.76%	3.56%	3.90%	
Loans held for sale (2)	499,024	-	-	-	-	-	499,024	497,776
Average interest rate	6.47%	- %	- %	- %	- %	- %	6.47%	
Mortgage-backed securities available for sale	32,802	23,352	16,710	11,971	8,627	25,519	118,981	118,981
Average interest rate	5.25%	5.28%	5.31%	5.34%	5.38%	5.40%	5.31%	
Loans held for investment:								
Loans secured by real estate:								
Residential:								
Adjustable	2,445,521	1,503,267	1,170,262	883,559	664,888	2,245,751	8,913,248	9,113,797
Average interest rate	7.09%	7.09%	7.09%	7.10%	7.12%	7.13%	7.10%	
Fixed	86,929	65,296	49,121	36,859	27,805	87,097	353,107	359,627
Average interest rate	7.83%	7.82%	7.80%	7.79%	7.77%	7.77%	7.80%	
Other	67,072	16,282	16,875	17,516	18,207	24,605	160,557	171,726
Average interest rate	8.09%	8.07%	8.04%	7.98%	7.86%	7.73%	7.99%	
Non-mortgage:								
Commercial	10,086	2,865	-	-	-	-	12,951	13,547
Average interest rate	7.22%	8.23%	- %	- %	- %	- %	7.44%	
Consumer	10,980	7,547	5,059	50,959	-	-	74,545	76,313
Average interest rate	7.66%	7.42%	7.21%	7.11%	- %	- %	7.23%	
Interest bearing advances to joint ventures	3,186	-	-	-	-	-	3,186	3,186
Average interest rate	10.00%	- %	- %	- %	- %	- %	10.00%	
Designated forward sale contracts	4,332	-	-	-	-	-	4,332	4,332
MSR's and loan servicing portfolio (3)	12,320	10,823	9,298	7,888	6,648	9,918	56,895	58,880
Total interest-sensitive assets	$3,634,583	$1,656,657	$1,298,903	$1,027,318	$737,830	$2,400,418	$10,755,709	$10,977,033
Transaction accounts:								
Non-interest-bearing checking	$ 48,067	$ 39,287	$ 32,112	$ 26,246	$ 21,453	$ 96,000	$ 263,165	$ 263,165
Interest-bearing checking (4)	77,402	63,265	51,709	42,265	34,545	154,590	423,776	423,776
Money market	19,862	16,235	13,269	10,846	8,865	39,670	108,747	108,747
Regular passbook	389,231	318,139	260,032	212,537	173,718	777,391	2,131,048	2,131,048
Total transaction accounts	534,562	436,926	357,122	291,894	238,581	1,067,651	2,926,736	2,926,736
Average interest rate	1.92%	1.92%	1.92%	1.92%	1.92%	1.92%	1.92%	
Certificates of deposit	5,124,186	377,027	44,233	17,685	129,699	-	5,692,830	5,700,465
Average interest rate	4.57%	4.07%	4.25%	5.18%	4.75%	- %	4.54%	
Interest rate lock commitments	600	-	-	-	-	-	600	600
Undesignated loan forward sale contracts	630	-	-	-	-	-	630	630
Borrowings	727,228	72,834	201,600	29,750	61,300	430,000	1,522,712	1,483,749
Average interest rate	2.37%	4.47%	4.35%	4.61%	4.74%	5.42%	3.73%	
Capital securities	-	-	-	-	-	120,000	120,000	123,840
Average interest rate	- %	- %	- %	- %	- %	10.00%	10.00%	
Total deposits, borrowings and capital securities	$6,387,206	$ 886,787	$ 602,955	$339,329	$429,580	$1,617,651	$10,263,508	$10,236,020

(1) Expected maturities are contractual maturities adjusted for prepayments of principal. We use a number of assumptions to estimate fair values and expected maturities. For assets, we base expected maturities upon contractual maturity, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on our historical experience. Our average projected constant prepayment rate ("CPR") is 47.9% on our fixed-rate and 29.6% on our adjustable rate mortgage portfolio for interest-earning assets, excluding investment securities, which do not have prepayment features. For deposits, in accordance with standard industry practice and our own historical experience, we have applied "decay factors," used to estimate deposit runoff, of 20.0% per year. The actual maturities of these instruments could vary substantially if future prepayments differ from our historical experience.

(2) Included capitalized basis adjustment reflecting the change in fair value from date of interest rate lock commitment to date of origination.

(3) The estimated fair value included mortgage servicing rights acquired prior to January 1, 1996 when Downey began capitalizing the asset.

(4) Included amounts swept into money market deposit accounts.

For further information regarding the sensitivity of our mortgage servicing rights to changes in interest rates, see Note 11 of Notes to Consolidated Financial Statements on page 85.

The following table sets forth the interest rate spread between our interest-earning assets and interest-bearing liabilities at the dates indicated.

	December 31,				
	2001	*2000*	*1999*	*1998*	*1997*
Weighted average yield:					
Loans and mortgage-backed securities	7.15%	8.45%	7.67%	7.72%	7.95%
Federal Home Loan Bank stock	5.31	5.52	5.60	5.44	5.88
Investment securities	3.54	6.45	6.12	5.40	5.63
Interest-earning assets yield	6.98	8.36	7.62	7.65	7.87
Weighted average cost:					
Deposits	3.65	5.56	4.72	4.53	5.00
Borrowings:					
Federal Home Loan Bank advances	3.73	6.26	5.77	5.47	6.11
Other borrowings	7.88	8.12	7.88	8.69	6.15
Total borrowings	3.73	6.26	5.99	5.51	6.12
Capital securities	10.00	10.00	10.00	-	-
Combined funds cost	3.74	5.75	5.05	4.66	5.11
Interest rate spread	3.24%	2.61%	2.57%	2.99%	2.76%

The year-end weighted average yield on our loan portfolio decreased to 7.15% at December 31, 2001, from 8.45% at year-end 2000. The weighted average rate on new loans originated during 2001 was 6.18%, compared to 6.10% during 2000 and 5.92% during 1999. At December 31, 2001, our adjustable rate mortgage portfolio of single family residential loans, including mortgage-backed securities, totaled $9.0 billion with a weighted average rate of 7.11%, compared to $9.0 billion with a weighted average rate of 8.47% at December 31, 2000 and $7.3 billion with a weighted average rate of 7.52% at December 31, 1999.

Problem Loans and Real Estate

Non-Performing Assets

Non-performing assets consist of loans on which we have ceased the accrual of interest, which we refer to as non-accrual loans, loans restructured at a below market rate, real estate acquired in settlement of loans and repossessed automobiles. Non-performing assets totaled $93 million at December 31, 2001, compared to $55 million at December 31, 2000 and $39 million at December 31, 1999. The increase in our non-performing assets during 2001 was primarily attributed to a rise in residential non-performers, of which $12 million was in the subprime category and was likely due to the economic slowdown that began in 2001. Of the total, real estate acquired in settlement of loans, net of allowances, represented $15 million at December 31, 2001, up from $10 million at December 31, 2000 and $6 million at December 31, 1999. When measured as a percentage of total assets, our non-performing assets rose to 0.83% at year-end 2001, compared to 0.50% at year-end 2000 and 0.42% at year-end 1999.

The following table summarizes our non-performing assets at the dates indicated.

(Dollars in Thousands)	December 31, 2001	2000	1999	1998	1997
Non-accrual loans:					
Residential one-to-four units	$43,210	$20,746	$15,590	$15,571	$20,816
Residential one-to-four units – subprime	31,166	22,296	13,914	1,975	-
Other	2,668	1,708	3,477	4,829	20,883
Total non-accrual loans	77,044	44,750	32,981	22,375	41,699
Troubled debt restructure – below market rate (1)	203	206	-	-	-
Real estate acquired in settlement of loans	15,366	9,942	5,899	4,475	9,626
Repossessed automobiles	19	76	314	569	795
Total non-performing assets	$92,632	$54,974	$39,194	$27,419	$52,120
Allowance for loan losses:					
Amount	$36,120	$34,452	$38,342	$31,517	$32,092
As a percentage of non-performing loans	46.76%	76.63%	116.25%	140.86%	76.96%
Non-performing assets as a percentage of total assets	0.83	0.50	0.42	0.44	0.89

(1) Represented a single residential one-to-four unit loan.

It is our policy to take appropriate, timely and aggressive action when necessary to resolve non-performing assets. When resolving problem loans, it is our policy to determine collectibility under various circumstances which are intended to result in our maximum financial benefit. We accomplish this by either working with the borrower to bring the loan current or by foreclosing and selling the asset. We perform ongoing reviews of loans that display weaknesses and maintain adequate loss allowances on the loans. For a discussion on our internal asset review policy, refer to Allowance for Losses on Loans and Real Estate on page 52.

All but $19.8 million of our non-performing assets at December 31, 2001 were located in California, compared to $7.2 million outside of California a year ago.

We evaluate the need for appraisals for non-performing assets on a periodic basis. We will generally obtain a new appraisal when we believe that there may have been an adverse change in the property operations or in the economic conditions of the geographic market of the property securing our loans. Our policy is to obtain new appraisals at least annually for major real estate acquired in settlement of loans. Throughout 2001, we obtained new appraisals for non-performing loans and real estate acquired in settlement of loans.

Non-Accrual Loans. It is our general policy to account for a loan as non-accrual when the loan becomes 90 days delinquent or when collection of interest appears doubtful. In a number of cases, loans may remain on accrual status past 90 days when we determine that continued accrual is warranted because the loan is well-secured and in process of collection. As of December 31, 2001, we had no loans 90 days or more delinquent which remained on accrual status. We reverse and charge against interest income any interest previously accrued with respect to non-accrual loans. We recognize interest income on non-accrual loans to the extent that we receive payments and to the extent that we believe we will recover the remaining principal balance of the loan. We restore these loans to an accrual status only if all past due payments are made by the borrower and the borrower has demonstrated the ability to make future payments of principal and interest. At December 31, 2001, non-accrual loans aggregating $20 million were less than 90 days delinquent relative to their contractual terms. Additional loans aggregating $1 million were not contractually past due, but were deemed non-accrual due to management's assessment of the borrower's ability to pay.

Troubled Debt Restructurings. We consider a restructuring of a debt a troubled debt restructuring when we, for economic or legal reasons related to the borrower's financial difficulties, grant a concession to the borrower that we would not otherwise grant. Troubled debt restructurings may include changing repayment terms, reducing the stated interest rate or reducing the amounts of principal and/or interest due or extending the maturity date. The restructuring of a loan is intended to recover as much of our investment as possible and to achieve the highest yield possible. At December 31, 2001 we had less than $1 million of troubled debt restructurings on accrual status representing a single one-to-four unit residential loan.

Real Estate Acquired in Settlement of Loans. Real estate acquired in settlement of loans consists of real estate acquired through foreclosure or deeds in lieu of foreclosure and totaled $15 million at December 31, 2001.

Potential Problem Loan. We have a commercial real estate loan of $4 million secured by a shopping center in which the principal tenant closed its store several years ago, but continued paying rent pursuant to its lease obligation. The tenant mitigated its cost by sub-leasing its space. The principal tenant filed bankruptcy subsequent to year end which may adversely affect this loan in future periods.

Delinquent Loans

When a borrower fails to make required payments on a loan and does not cure the delinquency within 60 days, we normally record a notice of default to commence foreclosure proceedings, so long as we have given any required prior notice to the borrower. If the loan is not reinstated within the time permitted by law for reinstatement, which is normally five business days prior to the date set for the non-judicial trustee's sale, we may then sell the property at a foreclosure sale. In general, if we have elected to pursue a non-judicial foreclosure, we are not permitted under applicable law to obtain a deficiency judgment against the borrower, even if the security property is insufficient to cover the balance owed. At these foreclosure sales, we generally acquire title to the property.

At December 31, 2001, loans delinquent 30 days or more as a percentage of total loans was 1.10%, up from 0.66% at year-end 2000 and 0.58% at year-end 1999. The increase primarily occurred in our residential one-to-four unit and non-mortgage commercial categories. As a percentage of its loan category, residential one-to-four units increased from 0.46% at year-end 2000 to 0.80% at year-end 2001, while subprime residential one-to-four units increased from 1.68% at year-end 2000 to 2.87% at year-end 2001. A higher incidence of delinquency is expected on these subprime loans as these borrowers have a history of delinquencies for which we charge higher interest rates to compensate for that risk. In addition, the loan-to-value ratio on these loans is generally lower thereby providing more equity protection against loss.

The following table indicates the amounts of our past due loans at the dates indicated.

	December 31,							
	2001				*2000*			
(Dollars in Thousands)	*30-59 Days*	*60-89 Days*	*90+ Days (1)*	*Total*	*30-59 Days*	*60-89 Days*	*90+ Days (1)*	*Total*
Loans secured by real estate:								
Residential:								
One-to-four units	$19,170	$12,797	$33,449	$65,416	$12,400	$ 8,611	$15,246	$36,257
One-to-four units – subprime	13,159	9,104	20,958	43,221	7,300	7,658	14,427	29,385
Five or more units	-	-	-	-	-	-	-	-
Commercial real estate	-	-	-	-	-	-	-	-
Construction	-	-	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-
Total real estate loans	32,329	21,901	54,407	108,637	19,700	16,269	29,673	65,642
Non-mortgage:								
Commercial	-	-	1,163	1,163	-	-	-	-
Automobile	174	85	46	305	393	26	151	570
Other consumer	356	62	173	591	98	29	246	373
Total delinquent loans	$32,859	$22,048	$55,789	$110,696	$20,191	$16,324	$30,070	$66,585
Delinquencies as a percentage of total loans	0.33%	0.22%	0.55%	1.10%	0.20%	0.16%	0.30%	0.66%
	1999				*1998*			
Loans secured by real estate:								
Residential:								
One-to-four units	$ 8,630	$3,889	$12,793	$25,312	$ 9,841	$6,014	$12,832	$28,687
One-to-four units – subprime	7,867	3,069	7,935	18,871	244	784	947	1,975
Five or more units	-	-	-	-	-	-	155	155
Commercial real estate	-	-	-	-	-	-	-	-
Construction	-	-	-	-	-	-	-	-
Land	-	-	-	-	-	-	-	-
Total real estate loans	16,497	6,958	20,728	44,183	10,085	6,798	13,934	30,817
Non-mortgage:								
Commercial	-	-	-	-	-	-	-	-
Automobile	4,758	674	717	6,149	4,650	888	1,048	6,586
Other consumer	679	42	114	835	334	45	344	723
Total delinquent loans	$21,934	$7,674	$21,559	$51,167	$15,069	$7,731	$15,326	$38,126
Delinquencies as a percentage of total loans	0.25%	0.09%	0.24%	0.58%	0.26%	0.13%	0.26%	0.65%
	1997							
Loans secured by real estate:								
Residential:								
One-to-four units	$12,099	$4,101	$18,579	$34,779				
One-to-four units – subprime	185	-	-	185				
Five or more units	-	222	-	222				
Commercial real estate	-	-	279	279				
Construction	-	-	-	-				
Land	-	-	-	-				
Total real estate loans	12,284	4,323	18,858	35,465				
Non-mortgage:								
Commercial	-	-	-	-				
Automobile	4,167	981	961	6,109				
Other consumer	218	54	533	805				
Total delinquent loans	$16,669	$5,358	$20,352	$42,379				
Delinquencies as a percentage of total loans	0.31%	0.10%	0.38%	0.79%				

(1) All 90 day or greater delinquencies are on non-accrual status and we report them as part of non-performing assets.

Allowance for Losses on Loans and Real Estate

We maintain a valuation allowance for losses on loans and real estate to provide for losses inherent in those portfolios. The adequacy of the allowance is evaluated quarterly by management to maintain the allowance at levels sufficient to provide for inherent losses. A key component to our evaluation is our internal asset review process.

Our Internal Asset Review Department conducts independent reviews to evaluate the risk and quality of all our assets. Our Internal Asset Review Committee is responsible for the review and classification of assets. The Internal Asset Review Committee members include the Chief Internal Asset Review Officer, Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Chief Lending Officer, General Counsel and Director of Compliance/Risk Management. The Internal Asset Review Committee meets quarterly to review and to determine asset classifications and to recommend any changes to asset valuation allowances. With the exception of payoffs or asset sales, the classification of an asset, once established, can be removed or upgraded only upon approval of the Internal Asset Review Committee. The Chief Internal Asset Review Officer reports quarterly to the Audit Committee of the Board of Directors regarding overall asset quality, the adequacy of valuation allowances on classified assets and our adherence to policies and procedures regarding asset classification and valuation.

We adhere to an internal asset review system and loss allowance methodology designed to provide for timely recognition of problem assets and adequate general valuation allowances to cover asset losses. Our current asset monitoring process includes the use of asset classifications to segregate the assets, largely loans and real estate, into various risk categories. We use the various asset classifications as a means of measuring risk for determining the valuation allowance at a point in time. We currently use a six grade system to classify our assets. The current grades are:

- pass;
- watch;
- special mention;
- substandard;
- doubtful; and
- loss.

We consider substandard, doubtful and loss assets "classified assets" for regulatory purposes. A brief description of these classifications follows:

- The pass classification represents a level of credit quality which contains no well-defined deficiency or weakness.
- The watch classification is used to identify an asset that currently contains no well-defined deficiency or weakness, but it is determined to be desirable to closely monitor the asset—*e.g.*, loans to facilitate the sale of real estate acquired in settlement of loans. This category may also be used for assets upgraded from lower classifications where continuing monitoring is deemed appropriate.
- A special mention asset does not currently expose us to a sufficient degree of risk to warrant an adverse classification, but does possess a correctable deficiency or potential weakness deserving management's close attention.
- Substandard assets have a well-defined weakness or weaknesses. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.
- An asset classified doubtful has all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. We consider doubtful to be a temporary classification until resolution of pending weakness issues enables us to more clearly define the potential for loss.
- That portion of an asset classified as loss is considered uncollectible and of so little value that its continuance as an asset, without establishment of a specific valuation allowance, is not warranted. A loss classification does not mean that an asset has absolutely no recovery or salvage value, but rather it is not reasonable to defer writing off or providing for all or a portion of an impaired asset even though

partial recovery may be effected in the future. We will generally classify as loss the balance of the asset that is greater than the net fair value of the asset unless we can expect payment from another source. Therefore, the amount of an asset classified as loss reflects the total of specific valuation allowances established for the particular asset. Specific valuation allowances are not includable in determining the Bank's total regulatory capital.

The OTS has the authority to require us to change our asset classifications. If the change results in an asset being classified in whole or in part as loss, a specific allowance must be established against the amount so classified or that amount must be charged off. OTS guidelines set forth quantitative benchmarks as a starting point for the determination of appropriate levels of general valuation allowances. The OTS directs its examiners to rely on management's estimates of adequate general valuation allowances if the Bank's process for determining adequate allowances is deemed to be sound.

Our policy is to provide an allowance for losses on loans and real estate when it is probable that the value of the asset has been impaired and the loss can be reasonably estimated. To comply with this policy, we have established a monitoring system that requires at least an annual review of all assets in excess of $5 million and a semiannual review of all assets considered adversely classified or criticized. The monitoring system requires a review of current operating statements, an evaluation of the property's current and past performance, an evaluation of the borrower's ability to repay and the preparation of a discounted cash flow analysis. Based on the results of the review, we may require a new appraisal.

We utilize the asset classifications from our internal asset review process in the following manner to determine the amount of our allowances:

- General valuation allowances: This element relates to assets with no well-defined deficiency or weakness (i.e., assets classified pass or watch) and takes into consideration loss that is imbedded within the portfolio but has not yet been realized. Generally, we believe that borrowers are impacted by events well in advance of a lender's knowledge that may ultimately result in loan default and eventual loss. Examples of such loss-causing events would be borrower job loss, divorce or medical crisis in the case of single family residential and consumer loans, or loss of a major tenant in the case of commercial real estate loans. General valuation allowances are determined by applying factors that take into consideration past loss experience and asset duration for each major asset type to the associated asset balance.
- Allocated allowances: This element relates to assets with well-defined deficiencies or weaknesses (i.e., assets classified special mention, substandard, doubtful or loss). We calculate on an ongoing basis loss by credit classification for each major asset type. Factors based upon those loss statistics are applied against current classified asset balances to determine the amount of allocated allowances. Included in these allowances are those amounts associated with assets where it is probable that the value of the asset has been impaired and the loss can be reasonably estimated. If we determine the net fair value of the asset exceeds our carrying value, a specific allowance is recorded for the amount of that difference.
- Unallocated allowance: This element is more subjective and is reviewed quarterly to take into consideration estimation errors and economic trends that are not necessarily captured in determining the general valuation and allocated allowances.

Our provision for loan losses was $2.6 million in 2001, down $0.7 million from 2000. The provision for loan losses exceeded our net loan charge-offs by $1.7 million resulting in an increase in the allowance for loan losses to $36.1 million at December 31, 2001. The increase in the allowance reflected an increase of $0.8 million in general valuation allowances to $27.8 million. Allocated allowances increased by $1.8 million in our single-family portfolio and $0.2 million in our commercial non-mortgage portfolio, which was partially offset by a $1.0 million decrease in the commercial real estate mortgage portfolio. There was no change in the unallocated allowance of $2.8 million. During 2000, our provision for loan losses exceeded net loan charge-offs by $1.9 million and our allowance for loan losses declined by $3.9 million to $34.5 million at December 31, 2000. The decline in the allowance reflected a decrease of $3.6 million in general valuation allowances to $27.0 million primarily due to a reduction of $5.5 million associated with the sale of the indirect automobile finance subsidiary which more than offset an increase related to increases in residential one-to-four unit loans. Allocated allowance declined by $0.2 million of which $0.3 million was associated with the subsidiary sale. There was no change in the unallocated allowance.

The following table is a summary of the activity in our allowance for loan losses during the years indicated.

(In Thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Balance at beginning of period	$34,452	$38,342	$31,517	$32,092	$30,094
Provision	2,564	3,251	11,270	3,899	8,640
Charge-offs	(1,348)	(1,749)	(5,535)	(7,372)	(7,773)
Recoveries	452	419	1,090	2,898	1,131
Transfers (1)	-	(5,811)	-	-	-
Balance at end of period	$36,120	$34,452	$38,342	$31,517	$32,092

(1) Reduction in 2000 was due to the sale of subsidiary.

Net loan charge-offs were $0.9 million in 2001, down from $1.3 million in 2000 and $4.4 million in 1999.

The following table presents by category of loan gross charge-offs, gross recoveries and net charge-offs during the periods indicated.

(Dollars in Thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Gross loan charge-offs					
Loans secured by real estate:					
Residential:					
One-to-four units	$ 530	$ 352	$ 393	$ 1,035	$2,389
One-to-four units – subprime	344	383	187	-	-
Five or more units	-	-	-	68	-
Commercial real estate	-	-	-	-	-
Construction	-	-	-	-	-
Land	-	-	-	-	-
Non-mortgage:					
Commercial	-	-	-	-	-
Automobile	197	832	4,795	6,118	5,109
Other consumer	277	182	160	151	275
Total gross loan charge-offs	1,348	1,749	5,535	7,372	7,773
Gross loan recoveries					
Loans secured by real estate:					
Residential:					
One-to-four units	267	19	-	125	224
One-to-four units – subprime	166	-	-	-	-
Five or more units	-	-	-	-	-
Commercial real estate	1	250	250	1,610	261
Construction	-	-	-	-	-
Land	-	-	-	-	-
Non-mortgage:					
Commercial	-	-	-	-	-
Automobile	4	136	831	1,159	641
Other consumer	14	14	9	4	5
Total gross loan recoveries	452	419	1,090	2,898	1,131
Net loan charge-offs					
Loans secured by real estate:					
Residential:					
One-to-four units	263	333	393	910	2,165
One-to-four units – subprime	178	383	187	-	-
Five or more units	-	-	-	68	-
Commercial real estate	(1)	(250)	(250)	(1,610)	(261)
Construction	-	-	-	-	-
Land	-	-	-	-	-
Non-mortgage:					
Commercial	-	-	-	-	-
Automobile	193	696	3,964	4,959	4,468
Other consumer	263	168	151	147	270
Total net loan charge-offs	$ 896	$1,330	$4,445	$ 4,474	$6,642
Net loan charge-offs as a percentage of average loans	0.01%	0.01%	0.06%	0.08%	0.13%

The allocation of the allowance for loan losses at the dates indicated is as shown in the following table.

(Dollars in Thousands)	2001 Allowance	2001 Gross Loan Portfolio Balance	2001 Allowance Percentage to Loan Balance	2000 Allowance	2000 Gross Loan Portfolio Balance	2000 Allowance Percentage to Loan Balance	1999 Allowance	1999 Gross Loan Portfolio Balance	1999 Allowance Percentage to Loan Balance
Loans secured by real estate:									
Residential:									
One-to-four units	$19,033	$7,699,061	0.25%	$15,254	$7,655,238	0.20%	$12,913	$6,155,399	0.21%
One-to-four units – subprime	9,633	1,506,719	0.64	10,157	1,743,914	0.58	9,876	1,639,401	0.60
Five or more units	84	11,179	0.75	146	19,460	0.75	184	21,055	0.87
Commercial real estate	1,848	112,509	1.64	2,935	164,604	1.78	2,439	148,327	1.64
Construction	1,005	84,942	1.18	1,390	118,165	1.18	2,075	176,487	1.18
Land	274	22,028	1.24	332	26,880	1.24	843	67,631	1.25
Non-mortgage:									
Commercial	573	22,017	2.60	442	21,721	2.03	334	26,667	1.25
Automobile (1)	277	24,529	1.13	269	39,614	0.68	6,259	399,789	1.57
Other consumer	593	50,908	1.16	727	60,653	1.20	619	49,344	1.25
Not specifically allocated	2,800	-	-	2,800	-	-	2,800	-	-
Total loans held for investment	$36,120	$9,533,892	0.38%	$34,452	$9,850,249	0.35%	$38,342	$8,684,100	0.44%

(Dollars in Thousands)	1998 Allowance	1998 Gross Loan Portfolio Balance	1998 Allowance Percentage to Loan Balance	1997 Allowance	1997 Gross Loan Portfolio Balance	1997 Allowance Percentage to Loan Balance
Loans secured by real estate:						
Residential:						
One-to-four units	$11,244	$4,047,182	0.28%	$13,396	$4,358,475	0.31%
One-to-four units – subprime	3,055	588,951	0.52	1,256	249,070	0.50
Five or more units	401	40,029	1.00	314	38,278	0.82
Commercial real estate	2,632	140,790	1.87	4,112	202,425	2.03
Construction	1,508	127,761	1.18	847	70,865	1.20
Land	568	44,859	1.27	331	25,687	1.29
Non-mortgage:						
Commercial	218	28,293	0.77	196	26,024	0.75
Automobile	8,344	357,988	2.33	8,016	342,326	2.34
Other consumer	747	41,894	1.78	824	47,735	1.73
Not specifically allocated	2,800	-	-	2,800	-	-
Total loans held for investment	$31,517	$5,417,747	0.58%	$32,092	$5,360,885	0.60%

(1) The decline during 2000 primarily reflects the sale of subsidiary.

Impaired Loans. We consider a loan to be impaired when, based upon current information and events, we believe it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. We carry impaired loans at either the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the net fair value of the collateral securing the loan. Impaired loans exclude large groups of smaller balance homogeneous loans that we collectively evaluate for impairment. For us, loans we collectively review for impairment include all single family loans and performing multi-family and non-residential loans having principal balances of less than $5 million.

In determining impairment, we consider large non-homogeneous loans with the following characteristics: non-accrual loans, debt restructurings and performing loans which exhibit, among other characteristics, high loan-to-value ratios or delinquent taxes. We base the measurement of collateral dependent impaired loans on the fair value of the loan's collateral. We value non-collateral dependent loans based on a present value calculation of expected future cash flows, discounted at the loan's effective rate. We generally use cash receipts on impaired loans not performing according to contractual terms to reduce the carrying value of the loan, unless we believe we will recover the remaining principal balance of the loan. We include impairment losses in the allowance for loan losses through a charge to provision for loan losses. We include adjustments to impairment losses due to changes in the fair value of the collateral of impaired loans in provision for loan losses. Upon disposition of an impaired loan, we record loss of principal through a charge-off to the allowance for loan losses. At December 31, 2001, the recorded investment in loans for which we have recognized impairment totaled $13 million, down from $14 million at December 31, 2000. The total allowance for losses related to these loans was $1 million for both

December 31, 2001 and 2000. During 2001, the total interest recognized on the impaired portfolio was $1.7 million, compared to $2.9 million in 2000. For further information regarding impaired loans, see Note 6 of the Notes to Consolidated Financial Statements on page 77.

The following table is a summary of the activity in our allowance for loan losses associated with impaired loans during the years indicated.

(In Thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Balance at beginning of period	$800	$797	$810	$1,301	$4,402
Provision (reduction)	(41)	3	(13)	(491)	(3,101)
Charge-offs	-	-	-	-	-
Recoveries	-	-	-	-	-
Balance at end of period	$759	$800	$797	$ 810	$1,301

In addition to losses charged against the allowance for loan losses, we have maintained a valuation allowance for losses on real estate and joint ventures held for investment. The provision reductions in all years were, in general, due to a continuing improvement in the real estate market which favorably impacted the valuation of certain neighborhood shopping center investments and to a reduction in the investment in certain joint venture investments.

The following table is a summary of the activity in our allowance for real estate and joint ventures held for investment during the years indicated.

(In Thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Balance at beginning of period	$2,997	$2,131	$ 7,717	$21,244	$30,071
Provision (reduction)	(307)	866	(3,666)	(5,296)	(3,190)
Charge-offs	-	-	(1,920)	(8,231)	(5,637)
Recoveries	-	-	-	-	-
Balance at end of period	$2,690	$2,997	$ 2,131	$ 7,717	$21,244

We have recorded losses on real estate acquired in settlement of loans by direct write-off to net operations of real estate acquired in settlement of loans and against an allowance for losses specifically established for these assets. As of September 30, 1999, we are no longer maintaining an allowance for real estate acquired in settlement of loans as we record the related individual assets at the lower of cost or fair value.

The following table is a summary of the activity of our allowance for real estate acquired in settlement of loans during the years indicated.

(In Thousands)	*2001*	*2000*	*1999*	*1998*	*1997*
Balance at beginning of period	$ -	$ -	$ 533	$ 839	$ 1,078
Provision (reduction)	517	412	(45)	455	1,107
Charge-offs	(583)	(442)	(488)	(761)	(1,346)
Recoveries	66	30	-	-	-
Balance at end of period	$ -	$ -	$ -	$ 533	$ 839

Our sources of funds include deposits, advances from the FHLB and other borrowings; proceeds from the sale of real estate, loans and mortgage-backed securities; payments of loans and mortgage-backed securities and payments for and sales of loan servicing; and income from other investments. Interest rates, real estate sales activity and general economic conditions significantly affect repayments on loans and mortgage-backed securities and deposit inflows and outflows.

Our primary sources of funds generated during 2001 were from:

- principal repayments—including prepayments, but excluding our refinances of our existing loans—on loans and mortgage-backed securities of $2.9 billion;
- a net deposit inflow of $537 million; and
- maturities and sales of U.S. Treasury securities, agency obligations and other investment securities available for sale of $492 million.

We used these funds for the following purposes:

- to originate and purchase loans held for investment, excluding our refinances of our existing loans, of $2.5 billion;
- to purchase U.S. Treasury securities, agency obligations and other investment securities available for sale of $584 million;
- to paydown our borrowings by $456 million;
- to increase our loans held for sale a net $247 million; and
- to purchase mortgage-backed securities available for sale of $116 million.

Our principal source of liquidity is our ability to utilize, as needed, borrowings. Our primary source of borrowings is the FHLB. At December 31, 2001, our FHLB borrowings totaled $1.5 billion, representing 13.7% of assets. We currently are approved by the FHLB to borrow up to 40% of assets to the extent we provide qualifying collateral and hold sufficient FHLB stock. That approved limit would have permitted us, as of year end, to borrow an additional $2.9 billion. To the extent 2002 deposit growth falls short of satisfying ongoing commitments to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans, make investments, and continue branch improvement programs, we will utilize our FHLB borrowing arrangement or possibly other sources. At December 31, 2001, we had commitments to borrowers for short-term rate locks of $683 million, undisbursed loan funds and unused lines and letters of credit of $137 million, and other contingent liabilities of $2 million. We believe our current sources of funds will enable us to meet these obligations while maintaining our liquidity at appropriate levels.

Another measure of liquidity in the savings and loan industry is the ratio of cash and eligible investments to the sum of withdrawable savings and borrowings due within one year. At December 31, 2001 and 2000, the Bank's ratio was 4.3%, compared to 4.2% at December 31, 1999.

Downey currently has liquid assets, including due from Bank—interest bearing balances, of $22 million and can obtain further funds by means of dividends from subsidiaries, subject to certain limitations, or issuance of further debt or equity.

Stockholders' equity totaled $734 million at December 31, 2001, up from $625 million at December 31, 2000 and $532 million at December 31, 1999.

Regulatory Capital Compliance

Our core and tangible capital ratios were 7.10% and our risk-based capital ratio was 14.53% at December 31, 2001. These levels are up slightly from comparable ratios of 6.42% for core and tangible capital and 12.94% for risk-based capital at December 31, 2000, and continue to exceed the "well capitalized" standards of 5.00% for core capital and 10.00% for risk-based capital, as defined by regulation. During 2001, the net investment in our real estate subsidiary increased by $17 million due primarily to the settlement of litigation with former joint venture partners wherein we became the sole owner of two shopping centers. This increase reduces regulatory capital until we decide to sell the shopping centers.

The following table is a reconciliation of the Bank's stockholder's equity to federal regulatory capital as of December 31, 2001.

	Tangible Capital			Core Capital		Risk-Based Capital		
(Dollars in Thousands)	*Amount*	*Ratio*		*Amount*	*Ratio*	*Amount*	*Ratio*	
Stockholder's equity	$827,381			$827,381		$827,381		
Adjustments:								
Deductions:								
Investment in subsidiary, primarily real estate	(34,712)			(34,712)		(34,712)		
Goodwill	(3,150)			(3,150)		(3,150)		
Non-permitted mortgage servicing rights	(5,689)			(5,689)		(5,689)		
Additions:								
Unrealized losses on securities available for sale	239			239		239		
General loss allowance – investment in DSL Service Company	198			198		198		
Allowance for loan losses, net of specific allowances (1)	-			-		35,608		
Regulatory capital	784,267	7.10%		784,267	7.10%	819,875	14.53%	
Well capitalized requirement	165,772	1.50	(2)	552,574	5.00	564,119	10.00	(3)
Excess	$618,495	5.60%		$231,693	2.10%	$255,756	4.53%	

(1) Limited to 1.25% of risk-weighted assets.
(2) Represents the minimum requirement for tangible capital, as no "well capitalized" requirement has been established for this category.
(3) A third requirement is Tier 1 capital to risk-weighted assets of 6.00%, which the Bank met and exceeded with a ratio of 13.90%.

Newly Adopted Accounting Principles

Statement of Financial Accounting Standards No. 133. On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). SFAS 133 required the recognition of all derivative financial instruments at fair value and reported as either assets or liabilities on the balance sheet. Derivative instruments used to hedge the variability of forecasted cash flows attributable to interest rate risk were designated as cash flow hedges. At the time of adoption, Downey designated anew certain derivative instruments used for risk management into hedging relationships in accordance with the requirements of the new standard. With the implementation of SFAS 133, Downey recorded immaterial transition amounts associated with establishing the fair values of the derivative instruments and hedged items on the balance sheet as an increase of $62,000 to net gains on sales of loans and mortgage-backed securities ($36,000 after tax) and a reduction of $388,000 in other comprehensive income. All of the other comprehensive income transition amount was reclassified into earnings during the first quarter of 2001.

Under the provisions of SFAS 133, the method used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedge. Those methods are consistent with the Downey's approach to managing risk.

Although we continue to hedge as previously done, SFAS 133, as applied to our risk management strategies, may increase or decrease reported net income and stockholders' equity, depending on levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on the overall economics of the transactions.

Current Accounting Issues

Statement of Financial Accounting Standards No. 141. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The use of the pooling-of-interests method will be prohibited. It is not anticipated that the financial impact of this Statement will have a material effect on Downey.

Statement of Financial Accounting Standards No. 142. SFAS 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. The Statement supersedes APB Opinion No. 17, "Intangible Assets," and will carry forward provisions in Opinion 17 related to internally developed intangible assets. The Statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill should no longer be amortized, but instead tested for impairment at least annually at the reporting unit level. The accounting provisions are effective for fiscal years beginning after December 31, 2001. For 2001, our amortization of excess of cost over fair value of net assets acquired was $0.5 million and as of December 31, 2001, goodwill amounted to $3.2 million. Our intangible assets and goodwill are related to branch acquisitions and not within the scope of SFAS 142. We recognized an unidentified intangible asset or goodwill because the fair value of the liabilities assumed exceeded the fair value of the assets acquired. According to the provisions of SFAS 142, we will continue to amortize the remaining $3.2 million of goodwill. However, this may change as the Financial Accounting Standards Board is currently reconsidering the exclusion of amortization of goodwill related to branch acquisitions and is expected to issue a final Statement in the fourth quarter of 2002.

Statement of Financial Accounting Standards No. 143. Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. It is not anticipated that the financial impact of this Statement will have a material effect on Downey.

Statement of Financial Accounting Standards No. 144. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This Statement also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The provisions of this Statement generally are to be applied prospectively. It is not anticipated that the financial impact of this Statement will have a material effect on Downey.

Sale of Subsidiary

On February 29, 2000, the Bank sold its indirect automobile finance subsidiary, Downey Auto Finance Corp., to Auto One Acceptance Corp., a subsidiary of California Federal Bank and recognized a pre-tax gain from the sale of $9.8 million. At December 31, 1999, Downey Auto Finance Corp. had loans totaling $366 million and total assets of $373 million. The proceeds from the sale have provided additional capital to further the growth of our residential lending business.

ITEM 8. FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

355 South Grand Avenue
Los Angeles, CA 90071

Independent Auditors' Report

The Board of Directors and Stockholders
Downey Financial Corp.:

We have audited the accompanying consolidated balance sheets of Downey Financial Corp. and subsidiaries ("Downey") as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of Downey's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Downey Financial Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
January 17, 2002

Consolidated Balance Sheets

(Dollars in Thousands, Except Per Share Data)	December 31, 2001	December 31, 2000
Assets		
Cash	$ 106,079	$ 108,202
Federal funds	37,001	19,601
Cash and cash equivalents	143,080	127,803
U.S. Treasury securities, agency obligations and other investment securities available for sale, at fair value	402,355	305,615
Municipal securities held to maturity, at amortized cost (estimated fair value of $6,373 at December 31, 2001 and $6,534 at December 31, 2000)	6,388	6,550
Loans held for sale, at lower of cost or fair value	499,024	251,572
Mortgage-backed securities available for sale, at fair value	118,981	10,203
Loans receivable held for investment	9,514,408	9,822,578
Investments in real estate and joint ventures	38,185	17,641
Real estate acquired in settlement of loans	15,366	9,942
Premises and equipment	111,762	104,178
Federal Home Loan Bank stock, at cost	113,139	106,356
Mortgage servicing rights, net	56,895	40,731
Other assets	85,447	90,694
	$11,105,030	$10,893,863
Liabilities and Stockholders' Equity		
Deposits	$ 8,619,566	$ 8,082,689
Federal Home Loan Bank advances	1,522,705	1,978,348
Other borrowings	7	224
Accounts payable and accrued liabilities	67,431	54,236
Deferred income taxes	41,425	33,730
Total liabilities	10,251,134	10,149,227
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated debentures of the Company ("Capital Securities")	120,000	120,000
Stockholders' equity		
Preferred stock, par value of $0.01 per share; authorized 5,000,000 shares; outstanding none	-	-
Common stock, par value of $0.01 per share; authorized 50,000,000 shares; outstanding 28,213,048 shares at December 31, 2001 and 28,205,741 shares at December 31, 2000	282	282
Additional paid-in capital	93,400	93,239
Accumulated other comprehensive income (loss)	(239)	687
Retained earnings	640,453	530,428
Total stockholders' equity	733,896	624,636
	$11,105,030	$10,893,863

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Data)	Years Ended December 31, 2001	2000	1999
Interest income			
Loans receivable	$782,784	$760,538	$519,006
U.S. Treasury securities and agency obligations	15,392	13,387	8,025
Mortgage-backed securities	726	1,060	1,638
Other investments	9,479	9,375	5,082
Total interest income	808,381	784,360	533,751
Interest expense			
Deposits	424,855	379,303	256,764
Borrowings	65,793	130,419	64,161
Capital securities	12,163	12,163	5,348
Total interest expense	502,811	521,885	326,273
Net interest income	305,570	262,475	207,478
Provision for loan losses	2,564	3,251	11,270
Net interest income after provision for loan losses	303,006	259,224	196,208
Other income, net			
Loan and deposit related fees	50,486	30,089	20,097
Real estate and joint ventures held for investment, net:			
Operations, net	3,449	6,683	10,430
Net gains on sales of wholly owned real estate	129	2,981	5,206
(Provision for) reduction of losses on real estate and joint ventures	307	(866)	3,666
Secondary marketing activities:			
Loan servicing income (loss), net	(11,373)	(3,628)	1,672
Net gains on sales of loans and mortgage-backed securities	22,432	3,297	14,806
Net gains on sales of mortgage servicing rights	934	-	-
Net gains (losses) on sales of investment securities	329	(106)	288
Gain on sale of subsidiary	-	9,762	-
Other	1,843	2,342	3,113
Total other income, net	68,536	50,554	59,278
Operating expense			
Salaries and related costs	99,935	82,522	86,163
Premises and equipment costs	26,016	23,220	20,617
Advertising expense	4,410	4,786	8,595
Professional fees	5,452	3,319	2,502
SAIF insurance premiums and regulatory assessments	3,051	2,626	3,937
Other general and administrative expense	23,632	19,716	22,568
Total general and administrative expense	162,496	136,189	144,382
Net operation of real estate acquired in settlement of loans	239	818	19
Amortization of excess of cost over fair value of net assets acquired	457	462	474
Total operating expense	163,192	137,469	144,875
Income before income taxes	208,350	172,309	110,611
Income taxes	88,169	73,058	46,807
Net income	$120,181	$ 99,251	$ 63,804
PER SHARE INFORMATION			
Basic	$ 4.26	$ 3.52	$ 2.27
Diluted	$ 4.25	$ 3.51	$ 2.26
Cash dividends declared and paid	$ 0.36	$ 0.36	$ 0.35
Weighted average diluted shares outstanding	28,271,103	28,225,551	28,175,537

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(In Thousands)	2001	2000	1999
	Years Ended December 31,		
Net income	$120,181	$ 99,251	$63,804
Other comprehensive income (loss), net of income taxes (benefits)			
Unrealized gains (losses) on securities available for sale:			
U.S. Treasury securities, agency obligations and other investment securities available for sale, at fair value	705	2,032	(1,874)
Mortgage-backed securities available for sale, at fair value	(714)	173	(281)
Less reclassification of realized (gains) losses included in net income	(190)	50	(166)
Unrealized losses on cash flow hedges:			
Net derivative instruments	(5,981)	-	-
Less reclassification of realized losses included in net income	5,254	-	-
Total other comprehensive income (loss), net of income taxes (benefits)	(926)	2,255	(2,321)
Comprehensive income	$119,255	$101,506	$61,483

Consolidated Statements of Stockholders' Equity

(Dollars in Thousands, Except Per Share Data)	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balances at December 31, 1998	$281	$92,166	$ 753	$387,366	$480,566
Cash dividends, $0.35 per share	-	-	-	(9,850)	(9,850)
Exercise of stock options	-	219	-	-	219
Unrealized losses on securities available for sale	-	-	(2,321)	-	(2,321)
Net income	-	-	-	63,804	63,804
Balances at December 31, 1999	281	92,385	(1,568)	441,320	532,418
Cash dividends, $0.36 per share	-	-	-	(10,143)	(10,143)
Exercise of stock options	1	854	-	-	855
Unrealized gains on securities available for sale	-	-	2,255	-	2,255
Net income	-	-	-	99,251	99,251
Balances at December 31, 2000	282	93,239	687	530,428	624,636
Cash dividends, $0.36 per share	-	-	-	(10,156)	(10,156)
Exercise of stock options	-	161	-	-	161
Unrealized losses on securities available for sale	-	-	(199)	-	(199)
Unrealized losses on cash flow hedges	-	-	(727)	-	(727)
Net income	-	-	-	120,181	120,181
Balances at December 31, 2001	$282	$93,400	$ (239)	$640,453	$733,896

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In Thousands)	*Years Ended December 31,* 2001	2000	1999
Cash flows from operating activities			
Net income	$ 120,181	$ 99,251	$ 63,804
Adjustments to reconcile net income to net cash used for operating activities:			
Depreciation and amortization	49,009	32,957	22,427
Provision for losses on loans, real estate acquired in settlement of loans, investments in real estate and joint ventures, mortgage servicing rights and other assets	13,366	10,605	7,389
Net gains on sales of loans and mortgage-backed securities, mortgage servicing rights, investment securities, real estate and other assets	(26,019)	(10,111)	(27,086)
Gain on sale of subsidiary	-	(9,762)	-
Net change in interest capitalized on loans (negative amortization)	(31,576)	(72,641)	(29,429)
Federal Home Loan Bank stock dividends	(6,783)	(7,522)	(2,941)
Loans originated for sale	(4,823,938)	(1,729,220)	(2,042,274)
Proceeds from sales of loans held for sale, including those sold via mortgage-backed securities	4,539,068	1,550,440	2,321,636
(Increase) decrease in other, net	18,509	(33,238)	(12,578)
Net cash provided by (used for) operating activities	(148,183)	(169,241)	300,948
Cash flows from investing activities			
Proceeds from sales of:			
Subsidiary, net	-	379,234	-
U.S. Treasury securities, agency obligations and other investment securities available for sale	29,139	29,645	67,195
Loans held for investment	-	99,751	50,856
Wholly owned real estate and real estate acquired in settlement of loans	11,141	38,707	25,863
Federal Home Loan Bank stock	-	17,516	-
Proceeds from maturities of U.S. Treasury securities, agency obligations and other investment securities available for sale	462,545	22,000	-
Purchase of:			
U.S. Treasury securities, agency obligations and other investment securities available for sale	(584,244)	(181,905)	(126,403)
Mortgage-backed securities available for sale	(115,597)	-	-
Loans receivable held for investment	(94,980)	(18,828)	(49,669)
Premises and equipment	(25,548)	(8,984)	(17,743)
Federal Home Loan Bank stock	-	(13,958)	(50,021)
Originations of loans receivable held for investment (net of refinances of $794,823 at December 31, 2001, $165,148 at December 31, 2000 and $145,316 at December 31, 1999)	(2,505,098)	(3,317,104)	(4,938,395)
Principal payments on loans receivable held for investment and mortgage-backed securities available for sale	2,926,863	1,823,685	1,688,205
Net change in undisbursed loan funds	(9,930)	(59,588)	38,154
Investments in real estate held for investment	(5,860)	(1,356)	(10,712)
Other, net	4,007	650	3,088
Net cash provided by (used for) investing activities	92,438	(1,190,535)	(3,319,582)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(In Thousands)	Years Ended December 31, 2001	2000	1999
Cash flows from financing activities			
Net increase in deposits	$ 536,877	$1,519,928	$1,523,028
Proceeds from Federal Home Loan Bank advances	3,914,900	6,059,445	7,166,737
Repayments of Federal Home Loan Bank advances	(4,370,543)	(6,203,504)	(5,739,342)
Net decrease in other borrowings	(217)	(149)	(8,335)
Proceeds from issuance of capital securities, net	-	-	115,063
Proceeds from exercise of stock options	161	855	219
Cash dividends	(10,156)	(10,143)	(9,850)
Net cash provided by financing activities	71,022	1,366,432	3,047,520
Net increase in cash and cash equivalents	15,277	6,656	28,886
Cash and cash equivalents at beginning of period	127,803	121,147	92,261
Cash and cash equivalents at end of period	$ 143,080	$ 127,803	$ 121,147
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
interest	$ 512,657	$ 511,943	$ 325,769
income taxes	77,995	73,744	22,064
Supplemental disclosure of non-cash investing:			
Loans transferred to held for investment from held for sale	7,454	42,054	13,184
Loans transferred from held for investment to held for sale	-	97,047	55,754
Loans transferred from held for investment to wholly owned real estate	15,688	-	-
Loans exchanged for mortgage-backed securities	3,816,171	970,319	1,387,364
Real estate acquired in settlement of loans	25,743	18,389	11,263
Loans to facilitate the sale of real estate acquired in settlement of loans	10,063	6,896	6,501

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Downey Financial Corp. and subsidiaries ("Downey") include all accounts of Downey Financial Corp. and the consolidated accounts of all subsidiaries, including Downey Savings and Loan Association, F.A. (the "Bank"). All significant intercompany balances and transactions have been eliminated.

Business

Downey provides a full range of financial services to individual and corporate customers. Downey is subject to competition from other financial institutions. Downey is subject to the regulations of certain governmental agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and the results of operations for the reporting periods. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowances for losses on loans, real estate and mortgage servicing rights ("MSRs"). Management believes that the allowances established for losses on loans, real estate and MSRs are adequate. While management uses available information to recognize losses on loans, real estate and MSRs, future changes to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Downey's allowances for losses on loans, real estate and MSRs. Such agencies may require Downey to recognize changes to the allowances based on their judgments about information available to them at the time of their examination.

Downey is required to carry its loans held for sale portfolio, mortgage-backed and investment securities available for sale portfolio, real estate acquired in settlement of loans, real estate held for investment or under development and MSRs at the lower of cost or fair value or in certain cases, at fair value. Fair value estimates are made at a specific point in time based upon relevant market information and other information about the asset. Such estimates related to the mortgage-backed and investment securities portfolios include published bid prices or bid quotations received from securities dealers. Fair value estimates for real estate acquired in settlement of loans and real estate held for investment or under development is determined by current appraisals and, where no active market exists for a particular property, discounting a forecast of expected cash flows at a rate commensurate with the risk involved.

Newly Adopted Accounting Principles

Statement of Financial Accounting Standards No. 133. On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). SFAS 133 required the recognition of all derivative financial instruments at fair value and reported as either assets or liabilities on the balance sheet. Derivative instruments used to hedge the variability of forecasted cash flows attributable to interest rate risk were designated as cash flow hedges. At the time of adoption, Downey designated anew certain derivative instruments used for risk management into hedging relationships in accordance with the requirements of the new standard. With the implementation of SFAS 133, Downey recorded immaterial transition amounts associated with establishing the fair values of the derivative instruments and hedged items on the balance sheet as an increase of

$62,000 to net gains on sales of loans and mortgage-backed securities ($36,000 after tax) and a reduction of $388,000 in other comprehensive income. All of the other comprehensive income transition amount was reclassified into earnings during the first quarter of 2001.

Under the provisions of SFAS 133, the method used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedge. Those methods are consistent with the Downey's approach to managing risk.

Although we continue to hedge as previously done, SFAS 133, as applied to our risk management strategies, may increase or decrease reported net income and stockholders' equity, depending on levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on the overall economics of the transactions.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, certificates of deposit with maturities three months or less and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Mortgage-Backed Securities Purchased Under Resale Agreements, U.S. Treasury Securities and Agency Obligations, Other Investment Securities, Municipal Securities and Mortgage-Backed Securities

Downey has established written guidelines and objectives for its investing activities. At the time of purchase of a mortgage-backed security purchased under resale agreement, U.S. Treasury security and agency obligation, other investment security, municipal security or a mortgage-backed security, management of Downey designates the security as either held to maturity, available for sale or held for trading based on Downey's investment objectives, operational needs and intent. Downey then monitors its investment activities to ensure that those activities are consistent with the established guidelines and objectives.

Held to Maturity. Securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities held to maturity are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts on mortgage-backed securities are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. It is the positive intent of Downey, and Downey has the ability, to hold these securities until maturity as part of its portfolio of long-term, interest-earning assets. If the cost basis of these securities is determined to be other than temporarily impaired, the amount of the impairment is charged to operations.

Available for Sale. Securities available for sale are carried at fair value. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity and, in the case of mortgage-backed securities, adjusted for anticipated prepayments. Unrealized holding gains and losses, or valuation allowances established for net unrealized losses, are excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive income, net of income taxes, unless the security is deemed other than temporarily impaired. If the security is determined to be other than temporarily impaired, the amount of the impairment is charged to operations.

Realized gains and losses on the sale of securities available for sale, determined using the specific identification method and recorded on a trade date basis, are reflected in earnings.

Held for Trading. Securities held for trading are carried at fair value. Realized and unrealized gains and losses are reflected in earnings.

Derivatives and Hedges

Derivative financial instruments are recorded at fair value and reported as either assets or liabilities on the balance sheet. The accounting for gains and losses associated with changes in the fair value of derivatives are reported in current earnings or other comprehensive income, net of tax, depending on whether they qualify for hedge accounting and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. Derivative instruments designated in a hedge relationship to mitigate exposure to the variability in fair values or expected future cash flows are considered fair value hedges or cash flow hedges, respectively. The method used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, is established at the inception of the hedge.

Loans Held for Sale

Downey identifies those loans which foreseeably may be sold prior to maturity. These loans have been classified as held for sale in the Consolidated Balance Sheets and are recorded at the lower of amortized cost or fair value. Effective with the adoption of SFAS 133, the carrying amount includes a basis adjustment to the loan at funding resulting from the change in the fair value of the interest rate lock derivative from the date of commitment to the date of funding. In response to unforeseen events such as changes in regulatory capital requirements, liquidity shortfalls, changes in the availability of sources of funds and excess loan demand by borrowers that could not be controlled immediately by loan price changes, Downey may sell loans which had been held for investment. In such occurrences, the loans are transferred at amortized cost and the lower of cost or market method is then applied.

Gains or Losses on Sales of Loans and Mortgage Servicing Assets

Gains or losses on sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the allocated basis of the loans sold. Downey capitalizes MSRs acquired through either the purchase or origination of mortgage loans for sale or securitization with servicing rights retained. The total cost of the mortgage loans designated for sale is allocated to the MSRs and the mortgage loans without the MSRs based on their relative fair values. The MSRs are included as a component of gain on sale of loans. The MSRs are amortized in proportion to and over the estimated period of net servicing income. Such amortization is reflected as a component of loan servicing income (loss).

The MSRs are periodically reviewed for impairment based on their fair value. The fair value of the MSRs, for the purposes of impairment, is measured using a discounted cash flow analysis based on market-adjusted discount rates and anticipated prepayment speeds. Market sources are used to determine prepayment speeds, the net cost of servicing per loan, and inflation, default and interest rates for mortgages.

The Company capitalizes and measures MSR impairment on a disaggregated basis based on the following predominant risk characteristics of the underlying mortgage loans: fixed-rate mortgage loans by loan term and coupon rate (less than 7%, 150 basis point increments between 7% and 10%, and greater than 10%), and loan term for adjustable rate mortgages. Impairment losses are recognized through a valuation allowance for each impaired stratum, with any associated provision recorded as a component of loan servicing income (loss).

Loans Receivable Held for Investment

Loans receivable are recorded at cost, net of discounts and premiums, undisbursed loan proceeds, net deferred fees and costs and the allowance for loan losses.

Interest income on loans is accrued based on the outstanding principal amount of loans using the interest method. Discounts and premiums on loans are amortized to income using the interest method over the remaining period to contractual maturity. The amortization of discounts into income is discontinued on loans that are contractually ninety days past due or when collection of interest appears doubtful.

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Fees received for a commitment to originate or purchase a loan or group of loans are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment. The amortization of deferred fees and costs is discontinued on loans that are contractually ninety days past due or when collection of interest appears doubtful.

Accrued interest on loans that are contractually ninety days or more past due or when collection of interest appears doubtful is generally reversed and charged against interest income. Income is subsequently recognized only to the extent cash payments are received and the principal balance is expected to be recovered. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated the ability to make future payments of principal and interest.

Allowance for Loan Losses

The allowance for loan losses is maintained at an amount management deems adequate to cover inherent losses. Downey has implemented and adheres to an internal asset review system and loan loss allowance methodology designed to provide for the detection of problem assets and an adequate allowance to cover loan losses. In determining the allowance for loan losses related to specific major loans (loans over $5 million), management evaluates its allowance on an individual loan basis, including an analysis of the creditworthiness, cash flows and financial status of the borrower, and the condition and the estimated value of the collateral. Downey reviews all loans under $5 million by analyzing their performance and composition of their collateral as a whole, because of the relatively homogeneous nature of the portfolios. Given the above evaluations, the amount of the allowance is based upon the summation of general valuation allowances, allocated allowances and an unallocated allowance. General valuation allowances relate to loans with no well-defined deficiency or weakness and are determined by applying against such loans factors for each major loan category that consider past loss experience and loan duration. Allocated allowances relate to loans with well-defined deficiencies or weaknesses and are generally determined by loss factors that consider past loss experience for such loans or are determined by the excess of the recorded investment in the loan over the fair value of the collateral, where appropriate. The unallocated allowance is more subjective and is reviewed quarterly to take into consideration estimation errors and other factors such as prevailing and forecasted economic conditions.

Downey considers a loan to be impaired when, based upon current information and events, it believes it is probable that Downey will be unable to collect all amounts due according to the contractual terms of the loan agreement. In determining impairment, Downey considers large non-homogeneous loans with the following characteristics: non-accrual loans, debt restructurings and performing loans which exhibit, among other characteristics, high loan-to-value ratios or delinquent taxes. Downey bases the measurement of collateral dependent impaired loans on the fair value of the loan's collateral. Non-collateral dependent loans are valued based on a present value calculation of expected future cash flows, discounted at the loan's effective rate. Cash receipts on impaired loans not performing according to contractual terms are generally used to reduce the carrying value of the loan, unless Downey believes it will recover the remaining principal balance of the loan. Impairment losses are included in the allowance for loan losses through a charge to provision for loan losses. Adjustments to impairment losses due to changes in the fair value of collateral of impaired loans are included in provision for loan losses. Upon disposition of an impaired loan, loss of principal, if any, is recorded through a charge-off to the allowance for loan losses.

In the opinion of management, and in accordance with the loan loss allowance methodology, the present allowance is considered adequate to absorb estimable and probable loan losses. Additions to the allowances are reflected in current operations. Charge-offs to the allowance are made when the loan is considered uncollectible or is transferred to real estate owned. Recoveries are credited to the allowance.

For regulatory capital purposes, the Bank's general allowance for loan losses is included to a limit of 1.25% of regulatory risk-weighted assets.

Loan Servicing

Downey services mortgage loans for investors. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

Investment in Real Estate and Joint Ventures

Real estate held for investment or under development is held at the lower of cost (less accumulated depreciation) or fair value. Costs, including interest, of holding real estate in the process of development or improvement are capitalized, whereas costs relating to holding completed property are expensed. An allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value, including the consideration of disposition costs.

Downey utilizes the equity method of accounting for investments in non-controlled joint ventures and the consolidation method for investments in controlled joint ventures. All intercompany profits are eliminated.

Income from the sale of real estate is recognized principally when title to the property has passed to the buyer, minimum down payment requirements are met and the terms of any notes received by Downey satisfy continuing investment requirements. At the time of sale, costs are relieved from real estate projects on a relative sales value basis and charged to operations.

Real Estate Acquired in Settlement of Loans

Real estate acquired through foreclosure is initially recorded at fair value (net of an allowance for estimated selling costs) on the date of foreclosure and a writedown is recorded. A valuation allowance is established for any subsequent declines in fair value. All legal fees and direct costs, including foreclosure and other related costs, are expensed as incurred.

Premises and Equipment

Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the shorter of the estimated useful life of the asset or the terms of the related leases.

Impairment of Long-Lived Assets

Downey reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Securities Sold Under Agreements to Repurchase

Downey enters into sales of securities under agreements to repurchase ("reverse repurchase agreements"). Reverse repurchase agreements are treated as financing arrangements and, accordingly, the obligations to repurchase the securities sold are reflected as liabilities in Downey's consolidated financial statements. The securities collateralizing reverse repurchase agreements are delivered to several major national brokerage firms who arranged the transactions. These securities are reflected as assets in Downey's consolidated financial statements. The brokerage firms may loan such securities to other parties in the normal course of their operations and agree to return the identical securities to Downey at the maturity of the agreements.

Income Taxes

Downey applies the asset and liability method of accounting for income taxes. The asset and liability method recognizes deferred income taxes for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are to be recognized for temporary differences that will result in deductible amounts in future years and for tax carryforwards if, in the opinion of management, it is more likely than not that the deferred tax assets will be realized.

Stock Option Plan

Downey records compensation expense on the date of grant only if the current market price of the underlying stock exceeded the exercise price rather than recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. However, Downey provides pro forma net income and pro forma net income per share disclosures for employee stock option grants made since 1995 as if the fair-value of all stock-based awards as of the grant date are recognized as expense over the vesting period.

Per Share Information

Two earnings per share ("EPS") measures are presented. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from issuance of common stock that then shared in earnings.

Current Accounting Pronouncements

Statement of Financial Accounting Standards No. 141. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The use of the pooling-of-interests method will be prohibited. It is not anticipated that the financial impact of this Statement will have a material effect on Downey.

Statement of Financial Accounting Standards No. 142. SFAS 142 applies to all acquired intangible assets whether acquired singularly, as part of a group, or in a business combination. The Statement supersedes APB Opinion No. 17, "Intangible Assets," and will carry forward provisions in Opinion 17 related to internally developed intangible assets. The Statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill should no longer be amortized, but instead tested for impairment at least annually at the reporting unit level. The accounting provisions are effective for fiscal years beginning after December 31, 2001. For 2001, the amortization of excess of cost over fair value of net assets acquired was $0.5 million and as of December 31, 2001, goodwill amounted to $3.2 million. Downey's intangible assets and goodwill are related to branch acquisitions and not within the scope of SFAS 142. An unidentified intangible asset or goodwill was recognized because the fair value of the liabilities assumed exceeded the fair value of the assets acquired. According to the provisions of SFAS 142, this type of goodwill will continue to be amortized. However, this may change as the Financial Accounting Standards Board is currently reconsidering the exclusion of amortization of goodwill related to branch acquisitions and is expected to issue a final Statement in the fourth quarter of 2002.

Statement of Financial Accounting Standards No. 143. Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. It is not anticipated that the financial impact of this Statement will have a material effect on Downey.

Statement of Financial Accounting Standards No. 144. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. This Statement also eliminates the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this Statement generally are to be applied prospectively. It is not anticipated that the financial impact of this Statement will have a material effect on Downey.

(2) Business Combination

During 1988, the Bank acquired Butterfield Savings and Loan Association, FSA ("Butterfield") from the Federal Savings and Loan Insurance Corporation ("FSLIC") in a FSLIC assisted acquisition.

Concurrent with the acquisition, the Bank and the FSLIC entered into an assistance agreement ("Butterfield Assistance Agreement") that provides for the indemnification of the Bank against losses incurred on the disposal of certain defined covered assets and the settlement of certain unreserved preacquisition liabilities or contingencies reduced by tax benefits associated with those expenses as defined. Additionally, the FSLIC agreed to provide yield maintenance assistance on certain covered assets at the Federal Home Loan Bank ("FHLB") Eleventh District Cost of Funds Index ("COFI"). All such amounts received are nontaxable under the Internal Revenue Code.

All assets subject to the Butterfield Assistance Agreement were sold or repurchased by the Federal Deposit Insurance Corporation ("FDIC") on December 29, 1995. By its terms, the Butterfield Assistance Agreement terminated on March 31, 1997.

The Butterfield Assistance Agreement provides broad authority to the FDIC to conduct audits. A compliance audit was completed by the FDIC for the period July 1, 1993 to June 30, 1996. A final post termination audit of the Butterfield Assistance Agreement by the FDIC remains to be completed at the FDIC's option.

(3) U.S. Treasury Securities, Agency Obligations and Other Investment Securities Available for Sale

The amortized cost and estimated fair value of U.S. Treasury securities, agency obligations and other investment securities available for sale are summarized as follows:

(In Thousands)	*Amortized Cost*	*Gross Unrealized Gains*	*Gross Unrealized Losses*	*Estimated Fair Value*
U.S. Treasury and agency securities	$355,947	$1,214	$ 251	$356,910
Corporate securities	44,259	1,203	17	45,445
December 31, 2001	$400,206	$2,417	$ 268	$402,355
U.S. Treasury and agency securities	$283,132	$1,069	$ 99	$284,102
Corporate securities	21,212	301	-	21,513
December 31, 2000	$304,344	$1,370	$ 99	$305,615

At December 31, 2001, $356 million in amortized cost and $357 million in estimated fair value of these investment securities contain call provisions. The call dates range from January 4, 2002 to November 15, 2002.

The amortized cost and estimated fair value of U.S. Treasury securities, agency obligations and other investment securities available for sale at December 31, 2001, by contractual maturity, are shown below.

(In Thousands)	*Amortized Cost*	*Fair Value*
Due in one year or less	$ 18,003	$ 18,220
Due after one year through five years	301,256	303,099
Due after five years	80,947	81,036
Total	$400,206	$402,355

Proceeds, gross realized gains and losses on the sales of U.S. Treasury securities, agency obligations and other investment securities available for sale are summarized as follows:

(In Thousands)	*2001*	*2000*	*1999*
Proceeds	$29,139	$29,645	$67,195
Gross realized gains	$ 329	$ 4	$ 288
Gross realized losses	$ -	$ 110	$ -

Net unrealized gains on investment securities available for sale were recognized in stockholders' equity as accumulated other comprehensive income in the amount of $2.1 million, or $1.2 million net of income taxes, at December 31, 2001, compared to net unrealized gains of $1.3 million, or $0.7 million net of income taxes, at December 31, 2000.

(4) Loans and Mortgage-Backed Securities Purchased Under Resale Agreements and Other Investment Securities Held to Maturity

Loans and Mortgage-Backed Securities Purchased Under Resale Agreements

There were no outstanding loans or mortgage-backed securities purchased under resale agreements at December 31, 2001 or 2000. The average interest rate and balance of such transactions was 4.35% and

$34 million, respectively, during 2001 and 6.70% and $3 million, respectively, during 2000. The maximum amount outstanding at any month-end was $60 million during 2001. There was no amount outstanding at any month-end during 2000.

Municipal Securities Held to Maturity

The amortized cost and estimated fair value of municipal securities held to maturity are summarized as follows:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001	$6,388	$ -	$15	$6,373
December 31, 2000	$6,550	$ -	$16	$6,534

All of the investment at December 31, 2001 and 2000 represents an industrial revenue bond on which the interest income is not subject to federal income taxes and matures in 2015.

(5) Mortgage-Backed Securities Available for Sale

The amortized cost and estimated fair value of the mortgage-backed securities available for sale are summarized as follows:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001:				
Agency certificates	$ 17,805	$ -	$ 387	$ 17,418
Non-agency certificates	102,480	15	932	101,563
Total	$120,285	$ 15	$1,319	$118,981
December 31, 2000:				
Agency certificates	$ 4,182	$ -	$ 29	$ 4,153
Non-agency certificates	6,086	6	42	6,050
Total	$10,268	$ 6	$ 71	$10,203

Net unrealized losses on mortgage-backed securities available for sale were recognized in stockholders' equity as accumulated other comprehensive income in the amount of $1.3 million, or $0.8 million net of income taxes, at December 31, 2001. At December 31, 2000, net unrealized losses were recognized in stockholders' equity as accumulated other comprehensive income in the amount of $65,000, or $37,000 net of income taxes.

Proceeds, gross realized gains and losses on the sales of mortgage-backed securities available for sale are summarized as follows:

(In Thousands)	2001	2000	1999
Proceeds	$3,798,775	$963,712	$1,386,151
Gross realized gains	$ 24,507	$ 4,788	$ 14,017
Gross realized losses	$ 5,030	$ 5,690	$ 2,504

(6) Loans Receivable

Loans receivable are summarized as follows:

(In Thousands)	December 31, 2001	December 31, 2000
Held for investment:		
Loans secured by real estate:		
Residential:		
One-to-four units	$7,699,061	$7,655,238
One-to-four units – subprime	1,506,719	1,743,914
Five or more units	11,179	19,460
Commercial real estate	112,509	164,604
Construction	84,942	118,165
Land	22,028	26,880
Non-mortgage:		
Commercial	22,017	21,721
Automobile	24,529	39,614
Other consumer	50,908	60,653
Total loans receivable held for investment	9,533,892	9,850,249
Increase (decrease) for:		
Undisbursed loan funds	(61,280)	(72,328)
Net deferred costs and premiums	77,916	79,109
Allowance for losses	(36,120)	(34,452)
Total loans held for investment, net	$9,514,408	$9,822,578
Held for sale:		
Loans secured by real estate:		
Residential one-to-four units	$ 509,317	$ 251,014
Residential one-to-four units – subprime	33	558
Capitalized basis adjustment (1)	(10,326)	-
Total loans held for sale, net	$ 499,024	$ 251,572

(1) Reflected the change in fair value from date of interest rate lock commitment to date of origination.

Over 94% of the real estate securing Downey's loans is located in California.

A summary of activity in the allowance for loan losses for loans receivable held for investment during 2001, 2000 and 1999 follows:

(In Thousands)	*Real Estate*	*Commercial*	*Automobile*	*Other Consumer*	*Not Specifically Allocated*	*Total*
Balance at December 31, 1998	$19,408	$218	$ 8,344	$ 747	$2,800	$31,517
Provision for loan losses	9,252	116	1,879	23	-	11,270
Charge-offs	(580)	-	(4,795)	(160)	-	(5,535)
Recoveries	250	-	831	9	-	1,090
Balance at December 31, 1999	28,330	334	6,259	619	2,800	38,342
Provision for loan losses	2,350	108	517	276	-	3,251
Charge-offs	(735)	-	(832)	(182)	-	(1,749)
Recoveries	269	-	136	14	-	419
Transfers (1)	-	-	(5,811)	-	-	(5,811)
Balance at December 31, 2000	30,214	442	269	727	2,800	34,452
Provision for loan losses	2,103	131	201	129	-	2,564
Charge-offs	(874)	-	(197)	(277)	-	(1,348)
Recoveries	434	-	4	14	-	452
Balance at December 31, 2001	$31,877	$573	$ 277	$ 593	$2,800	$36,120

(1) Reduction in 2000 was due to the sale of subsidiary.

Net charge-offs represented 0.01%, 0.01% and 0.06% of average loans for 2001, 2000 and 1999, respectively.

All impaired loans at December 31, 2001 and 2000 were secured by commercial real estate. The following table presents impaired loans with specific allowances and the amount of such allowances and impaired loans without specific allowances.

(In Thousands)	*Net Carrying Value*	*Specific Allowance*	*Net Balance*
December 31, 2001:			
Loans with specific allowances	$ -	$ -	$ -
Loans without specific allowances	13,201	-	13,201
Total impaired loans	$13,201	$ -	$13,201
December 31, 2000:			
Loans with specific allowances	$ -	$ -	$ -
Loans without specific allowances	13,841	-	13,841
Total impaired loans	$13,841	$ -	$13,841

The average recorded investment in impaired loans totaled $14 million in 2001 and $13 million in 2000. During 2001, total interest recognized on the impaired loan portfolio was $1.7 million, compared to $2.9 million in 2000 and $1.9 million in 1999.

The combined weighted average interest yield on loans receivable held for investment and sale was 7.16% and 8.45% at December 31, 2001 and 2000, respectively, and averaged 7.80%, 7.99% and 7.48% during 2001, 2000 and 1999, respectively.

The aggregate amount of non-accrual loans receivable that are contractually past due 90 days or more as to principal or interest, in the foreclosure process, restructured, or upon which interest collection is doubtful were $77 million and $45 million at December 31, 2001 and 2000, respectively. At December 31, 2001 we had less than $1 million of troubled debt restructurings on accrual status representing a single one-to-four unit residential loan.

Interest due on non-accrual loans, but excluded from interest income, was approximately $3.2 million for 2001, $1.8 million for 2000 and $1.1 million for 1999.

Downey has had, and expects in the future to have, transactions in the ordinary course of business with executive officers, directors and their associates ("related parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. In the opinion of management, those transactions neither involve more than the normal risk of collectibility nor present any unfavorable features. At December 31, 2001, the Bank had extended loans to two of its directors and their associates totaling $21 million. At December 31, 2000, the Bank had extended loans to two directors and their associates totaling $23 million. All such loans are performing in accordance with their loan terms. Presented below is a summary of activity with respect to such loans for the years ending December 31, 2001 and 2000:

(In Thousands)	*2001*	*2000*
Balance at beginning of period	$23,067	$26,657
Additions	508	632
Repayments	(2,096)	(4,222)
Balance at end of period	$21,479	$23,067

(7) Investments in Real Estate and Joint Ventures

Investments in real estate and joint ventures are summarized as follows:

	December 31,	
(In Thousands)	*2001*	*2000*
Gross investments in real estate (1)	$44,429	$23,948
Accumulated depreciation	(7,495)	(7,313)
Allowance for losses	(2,690)	(1,492)
Investments in real estate	34,244	15,143
Investments in and interest bearing advances to joint ventures	3,806	3,775
Note receivable from sale of land	135	228
Joint venture valuation allowance	-	(1,505)
Investments in joint ventures	3,941	2,498
Total investments in real estate and joint ventures	$38,185	$17,641

(1) Included $0.9 million invested in low income housing.

The table set forth below describes the type, location and amount invested in real estate and joint ventures, net of specific valuation allowances of $3 million and general valuation allowances of less than $1 million, at December 31, 2001:

(In Thousands)	*California*	*Arizona*	*Other*	*Total*
Shopping centers	$17,626	$6,151	$ -	$23,777
Office building	702	-	-	702
Residential	4,038	-	-	4,038
Land	9,272	-	459	9,731
Note receivable from sale of land	135	-	-	135
Total real estate before general valuation allowance	$31,773	$6,151	$459	38,383
General valuation allowance				(198)
Net investment in real estate and joint ventures				$38,185

A summary of real estate and joint venture operations included in Downey's results of operations follows:

(In Thousands)	*2001*	*2000*	*1999*
Wholly owned operations:			
Rental operations:			
Rental income	$3,235	$ 3,617	$ 4,950
Costs and expenses	(990)	(1,045)	(1,128)
Net rental operations	2,245	2,572	3,822
Net gains on sales of real estate	129	2,981	5,206
Reduction of losses on real estate	307	639	2,266
Total wholly owned operations	2,681	6,192	11,294
Joint venture operations:			
Equity in net income from joint ventures	736	3,224	5,352
Reduction of (provision for) losses provided by DSL Service Company	-	(1,505)	1,400
Net joint venture operations	736	1,719	6,752
Interest from joint venture advances	468	887	1,256
Total joint venture operations	1,204	2,606	8,008
Total	$3,885	$ 8,798	$19,302

Activity in the allowance for losses on investments in real estate and joint ventures for 2001, 2000 and 1999 is as follows:

(In Thousands)	*Real Estate Held for or Under Development*	*Shopping Centers Held for Investment*	*Investments In Joint Ventures*	*Total*
Balance at December 31, 1998	$ 4,711	$1,594	$ 1,412	$ 7,717
Reduction of estimated losses	(1,741)	(525)	(1,400)	(3,666)
Charge-offs	(1,908)	-	(12)	(1,920)
Recoveries	-	-	-	-
Balance at December 31, 1999	1,062	1,069	-	2,131
Provision for (reduction of) estimated losses	-	(639)	1,505	866
Charge-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at December 31, 2000	1,062	430	1,505	2,997
Reduction of estimated losses	(29)	(278)	-	(307)
Charge-offs	-	-	-	-
Recoveries	-	-	-	-
Transfers (1)	-	1,505	(1,505)	-
Balance at December 31, 2001	$ 1,033	$1,657	$ -	$ 2,690

(1) Transfer due to a settlement of litigation with former joint venture partners wherein we became the sole owner of two shopping centers.

Condensed financial information of joint ventures reported on the equity method is as follows:

Condensed Combined Balance Sheets - Joint Ventures

(In Thousands)	*December 31, 2001*	*2000*
Assets		
Cash	$ 725	$ 2,182
Projects under development	10,817	6,879
Completed projects	4,989	20,468
Other assets	592	1,474
	$17,123	$31,003
Liabilities and Equity		
Liabilities:		
Notes payable to the Bank	$ 6,642	$23,398
Notes payable to others	3,407	4,282
Other	1,418	4,755
Equity (deficit):		
DSL Service Company (1)	3,941	2,498
Allowance for losses recorded by DSL Service Company (2)	-	1,505
Other partners (2)	1,715	(5,435)
Net equity (deficit)	5,656	(1,432)
	$17,123	$31,003

(1) Included in these amounts are interest-bearing joint venture advances with priority interest payments from joint ventures to DSL Service Company.

(2) The aggregate other partners' equity of $2 million and deficit of $5 million at December 31, 2001 and 2000, respectively, represents their equity or deficit interest in the accumulated retained earnings (deficit) of the respective joint ventures. Those results include the net profit on sales and the operating results of the real estate assets, net of depreciation and funding costs. Except for any secured financing which has been obtained, DSL Service Company has provided all other financing. As part of Downey's internal asset review process, the fair value of the joint venture real estate assets is compared to the secured notes payable to the Bank and others and DSL Service Company's investment. To the extent the fair value of the real estate assets is less than the aggregate of those amounts, a provision is made to create a valuation allowance. No valuation allowances were required at December 31, 2001.

Condensed Combined Statements of Operations - Joint Ventures

(In Thousands)	*2001*	*2000*	*1999*
Real estate sales:			
Sales	$ 1,009	$ 32,237	$ 40,096
Cost of sales	(333)	(26,021)	(31,770)
Net gains on sales	676	6,216	8,326
Rental operations:			
Rental income	2,741	3,849	5,825
Operating expenses	(363)	(901)	(2,192)
Interest, depreciation and other expenses	(2,165)	(3,131)	(4,236)
Net income (loss) on rental operations	213	(183)	(603)
Net income	889	6,033	7,723
Less other partners' share of net income	153	2,809	2,371
DSL Service Company's share of net income	736	3,224	5,352
Reduction of (provision for) losses provided by DSL Service Company	-	(1,505)	1,400
DSL Service Company's share of net income	$ 736	$ 1,719	$ 6,752

(8) Real Estate Acquired in Settlement of Loans

The type and amount of real estate acquired in settlement of loans is summarized as follows:

	December 31,	
(In Thousands)	*2001*	*2000*
Residential one-to-four units	$ 8,450	$6,651
Residential one-to-four units – subprime	6,916	3,291
Total real estate acquired in settlement of loans	$15,366	$9,942

A summary of net operation of real estate acquired in settlement of loans included in Downey's results of operations follows:

(In Thousands)	*2001*	*2000*	*1999*
Net gains on sales	$(1,811)	$ (669)	$(704)
Net operating expense	1,533	1,075	768
Provision for (reduction of) estimated losses	517	412	(45)
Net operations of real estate acquired in settlement of loans	$ 239	$ 818	$ 19

(9) Premises and Equipment

Premises and equipment are summarized as follows:

(In Thousands)	December 31, 2001	December 31, 2000
Land	$ 25,282	$ 24,626
Building and improvements	95,521	91,361
Furniture, fixtures and equipment	78,444	67,331
Construction in progress	662	769
Other	62	62
Total premises and equipment	199,971	184,149
Accumulated depreciation and amortization	(88,209)	(79,971)
Total premises and equipment, net	$111,762	$104,178

Downey has commitments under long term operating leases, principally for building space and land. Lease terms generally cover a five-year period. Rental expense was $2.8 million in 2001, $2.3 million in 2000 and $2.1 million in 1999. The following table summarizes future minimum rental commitments under noncancelable leases.

(In Thousands)	
2002	$ 3,220
2003	3,004
2004	2,449
2005	2,174
2006	1,621
Thereafter (1)	3,394
Total future lease commitments	$15,862

(1) There are no lease commitments beyond the year 2011, though options to renew at that time are available.

(10) Federal Home Loan Bank Stock

The Bank's required investment in FHLB stock, based on December 31, 2001 financial data, was $98 million. The investment in FHLB stock amounted to $113 million and $106 million at December 31, 2001 and 2000, respectively.

(11) Mortgage Servicing Rights

The following table is a summary of the activity in our mortgage servicing rights and related allowance for the periods indicated and other related financial data.

(Dollars in Thousands)	*2001*	*2000*	*1999*
Gross balance at beginning of period	$46,214	$34,266	$ 8,256
Additions	44,391	18,510	29,271
Amortization	(9,813)	(5,968)	(3,051)
Sale of servicing	(7,826)	-	-
Impairment write-down	(7,336)	(594)	(210)
Gross balance at end of period	65,630	46,214	34,266
Allowance balance at beginning of period	5,483	3	464
Provision for (reduction of) impairment	10,588	6,074	(251)
Impairment write-down	(7,336)	(594)	(210)
Allowance balance at end of period	8,735	5,483	3
Total mortgage servicing rights, net	$56,895	$40,731	$34,263
Estimated fair value (1)	$58,047	$41,826	$37,048
Weighted average expected life (in months)	82	82	129
Custodial account earnings rate	4.36%	6.35%	5.35%
Weighted average discount rate	9.16	9.78	9.32
At period end			
Mortgage loans serviced for others:			
Total	$5,805,811	$3,964,462	$2,923,778
With capitalized mortgage servicing rights (1):			
Amount	5,379,513	3,779,562	2,711,776
Weighted average interest rate	6.97%	7.56%	7.23%
Custodial escrow balances	$10,596	$8,207	$5,381

(1) The estimated fair value may exceed book value for certain asset strata and excluded loans sold or securitized prior to 1996 without capitalized mortgage servicing rights.

Key assumptions—that vary due to changes in market interest rates—used to determine the fair value of our mortgage servicing rights include expected prepayment speeds, which impact the average life of the portfolio, the earnings rate on custodial accounts, which impact the value of custodial accounts, and the discount rate used in valuing future cash flows. The table below summarizes the estimated changes in the fair value of our mortgage servicing rights for changes in those assumptions individually and in combination associated with an immediate 100 basis point increase or decrease in market rates. Also summarized is the earnings impact associated with provisions to or reductions in the valuation allowance for mortgage servicing rights. Impairment is measured on a disaggregated basis based upon the predominant risk characteristics of the underlying mortgage loans such as term and coupon. Certain stratum may have impairment, while other stratum may not. Therefore, changes in overall fair value may not equal provisions to or reductions in the valuation allowance.

The sensitivity analysis in the table below is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 100 basis point variation in assumptions generally cannot be easily extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollars in Thousands)	*Expected Prepayment Speeds*	*Value of Custodial Accounts*	*Discount Rate*	*Combination*
Increase rates 100 basis points:				
Fair value (1)	$ 10,831	$ 3,386	$(1,949)	$ 11,518
Reduction of (increase in) valuation allowance	6,663	1,468	(875)	7,083
Decrease rates 100 basis points:				
Fair value (2)	(17,188)	(3,386)	2,072	(19,597)
Reduction of (increase in) valuation allowance	(16,036)	(2,234)	702	(18,445)

(1) The weighted-average expected life is 110 months.
(2) The weighted-average expected life is 46 months.

The components of loan servicing income (loss) included in Downey's results of operations are summarized as follows:

(In Thousands)	*2001*	*2000*	*1999*
Income from servicing operations	$ 9,028	$ 8,414	$ 4,472
Amortization of MSRs	(9,813)	(5,968)	(3,051)
(Provision for) reduction of impairment	(10,588)	(6,074)	251
Total loan servicing income (loss), net	$(11,373)	$(3,628)	$ 1,672

(12) Other Assets

Other assets are summarized as follows:

	December 31,	
(In Thousands)	*2001*	*2000*
Accounts receivable	$ 4,908	$ 2,406
Accrued interest receivable:		
Loans	48,658	61,131
Mortgage-backed securities	601	60
Investment securities	8,174	6,206
Prepaid expenses	10,479	14,210
Designated forward sale contracts (1)	4,332	-
Excess of purchase price over fair value of Assets acquired and liabilities assumed, net	3,150	3,608
Repossessed automobiles, net	19	76
Other	5,126	2,997
Total other assets	$85,447	$90,694

(1) Effective with the adoption of SFAS 133.

(13) Deposits

Deposits are summarized as follows:

(Dollars in Thousands)	December 31, 2001 Weighted Average Rate	2001 Amount	2000 Weighted Average Rate	2000 Amount
Transaction accounts:				
Non-interest-bearing checking	- %	$ 263,165	- %	$ 244,311
Interest-bearing checking (1)	0.35	423,776	0.78	395,640
Money market	2.01	108,747	2.88	89,408
Regular passbook	2.46	2,131,048	3.41	754,127
Total transaction accounts	1.92	2,926,736	2.12	1,483,486
Certificates of deposit:				
Less than 3.00%	2.41	970,854	2.41	6,357
3.00-3.49	3.20	458,511	3.45	25
3.50-3.99	3.84	532,634	3.97	384
4.00-4.49	4.22	892,517	4.19	26,916
4.50-4.99	4.76	555,885	4.82	80,844
5.00-5.99	5.30	921,510	5.71	1,901,166
6.00 and greater	6.37	1,360,919	6.63	4,583,511
Total certificates of deposit	4.54	5,692,830	6.33	6,599,203
Total deposits	3.65%	$8,619,566	5.56%	$8,082,689

(1) Included amounts swept into money market accounts.

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $2.4 billion and $2.3 billion at December 31, 2001 and 2000, respectively.

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

(Dollars in Thousands)	Weighted Average Rate	Amount
2002	4.57%	$5,124,186
2003	4.07	377,027
2004	4.25	44,233
2005	5.18	17,685
2006	4.75	129,699
Thereafter	-	-
Total	4.54%	$5,692,830

The weighted average cost of deposits averaged 4.88%, 5.20% and 4.51% during 2001, 2000 and 1999, respectively.

At December 31, 2001 and 2000 public funds of approximately $3 million and $5 million, respectively, are secured by mortgage loans with a carrying value of approximately $4 million and $7 million, respectively.

Interest expense on deposits by type is summarized as follows:

(In Thousands)	2001	2000	1999
Interest-bearing checking (1)	$ 2,057	$ 3,520	$ 3,517
Money market	2,436	2,544	2,641
Regular passbook	34,553	27,841	26,224
Certificate accounts	385,809	345,398	224,382
Total deposit interest expense	$424,855	$379,303	$256,764

(1) Included amounts swept into money market deposit accounts.

Accrued interest on deposits, which is included in accounts payable and accrued liabilities, was $2 million at December 31, 2001 and $3 million at December 31, 2000.

(14) Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are summarized as follows:

(Dollars in Thousands)	2001	2000	1999
Balance at year end	$ -	$ -	$ -
Average balance outstanding during the year	-	753	1,987
Maximum amount outstanding at any month-end during the year	-	39,250	24,875
Weighted average interest rate during the year	- %	6.10%	5.42%
Weighted average interest rate at year end	-	-	-

The securities collateralizing these transactions were delivered to major national brokerage firms who arranged the transactions. Securities sold under agreements to repurchase generally mature within 30 days of the various dates of sale.

(15) Federal Home Loan Bank Advances

FHLB advances are summarized as follows:

(Dollars in Thousands)	2001	2000	1999
Balance at year end	$1,522,705	$1,978,348	$2,122,407
Average balance outstanding during the year	1,216,495	2,117,787	1,169,474
Maximum amount outstanding at any month-end during the year	1,763,677	2,460,276	2,122,407
Weighted average interest rate during the year	5.40%	6.15%	5.44%
Weighted average interest rate at year end	3.73	6.26	5.77
As of year end secured by:			
Loans receivable	$1,791,068	$2,222,863	$2,395,599

In addition to the collateral securing existing advances, Downey had an additional $1.7 billion in loans available at the FHLB as collateral for any future advances as of December 31, 2001.

FHLB advances have the following maturities at December 31, 2001:

(In Thousands)	
2002	$ 727,221
2003	72,834
2004	172,600
2005	29,750
2006	61,300
Thereafter	459,000
Total	$1,522,705

(16) Other Borrowings

Other borrowings are summarized as follows:

	December 31,	
(Dollars In Thousands)	2001	2000
Long-term notes payable to banks, secured by real estate and mortgage loans with a carrying value of $239 at December 31, 2001, bearing an interest rate of 7.88%	$7	$224

Long-term notes payable to banks were repaid in January of 2002.

(17) Income Taxes

Current income taxes payable were $5 million and $4 million at December 31, 2001 and 2000, respectively.

Deferred tax liabilities (assets) are comprised of the following temporary differences between the financial statement carrying amounts and the tax basis of assets:

	December 31,	
(In Thousands)	*2001*	*2000*
Deferred tax liabilities:		
Mortgage servicing rights, net of allowances	$ 25,193	$ 17,783
Tax reserves in excess of base year	22,115	22,115
FHLB stock dividends	12,900	11,588
Deferred loan fees	7,720	6,882
Equity in joint ventures	2,424	1,724
Depreciation on premises and equipment	2,290	2,093
Fair value adjustment on mortgage-backed securities	533	-
Unrealized gains on investment securities	357	519
Total deferred tax liabilities	73,532	62,704
Deferred tax assets:		
Loan valuation allowances, net of bad debt charge-offs	(18,396)	(16,172)
California franchise tax	(7,173)	(5,651)
Deferred compensation	(2,126)	(2,289)
Real estate and joint venture valuation allowances	(1,100)	(2,734)
Fair value adjustment on mortgage-backed securities	-	(72)
Derivative instrument adjustment	(533)	-
Other deferred income items	(2,779)	(2,056)
Total deferred tax assets	(32,107)	(28,974)
Deferred tax assets valuation allowance	-	-
Net deferred tax liability	$ 41,425	$ 33,730

Income taxes are summarized as follows:

(In Thousands)	*2001*	*2000*	*1999*
Federal:			
Current	$59,288	$48,714	$18,382
Deferred	6,071	5,567	19,821
Total federal income taxes	$65,359	$54,281	$38,203
State:			
Current	$20,493	$16,214	$8,186
Deferred	2,317	2,563	418
Total state income taxes	$22,810	$18,777	$8,604
Total:			
Current	$79,781	$64,928	$26,568
Deferred	8,388	8,130	20,239
Total income taxes	$88,169	$73,058	$46,807

A reconciliation of income taxes to the expected statutory federal corporate income taxes follows:

	2001		2000		1999	
(Dollars in Thousands)	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Expected statutory income taxes	$72,922	35.0%	$60,308	35.0%	$38,714	35.0%
California franchise tax, net of federal income tax benefit	14,827	7.1	12,206	7.1	7,606	6.9
Increase (decrease) resulting from:						
Amortization of goodwill	160	0.1	162	0.1	166	0.2
Interest on municipal bonds	(85)	(0.1)	(99)	(0.1)	(105)	(0.1)
Other	345	0.2	481	0.3	426	0.3
Income taxes	$88,169	42.3%	$73,058	42.4%	$46,807	42.3%

Downey made income and franchise tax payments, net of refunds, amounting to $78.0 million, $73.7 million and $22.1 million in 2001, 2000 and 1999, respectively.

Downey and its wholly owned subsidiaries file a consolidated federal income tax return and various state income and franchise tax returns on a calendar year basis. The Internal Revenue Service and state taxing authorities have examined Downey's tax returns for all tax years through 1995, and are currently reviewing returns filed for the 1996 and 1997 tax years. Tax years subsequent to 1997 remain open to review by federal and state tax authorities. Downey's management believes it has adequately provided for potential exposure with regard to issues that may be raised in the years currently under examination and open to review.

(18) Capital Securities

On July 23, 1999, Downey, through Downey Financial Capital Trust I (the "Trust"), issued $120 million in 10.00% capital securities. The capital securities, which were sold in a public underwritten offering, pay quarterly cumulative cash distributions at an annual rate of 10.00% of the liquidation value of $25 per share and are recorded as interest expense by Downey. The capital securities represent undivided beneficial interests in the Trust, which was established by Downey for the purpose of issuing the capital securities. Downey owns all of the issued and outstanding common securities of the Trust. Proceeds from the offering and from the issuance of common securities were invested by the Trust in 10.00% Junior Subordinated Deferrable Interest Debentures due September 15, 2029 issued by Downey (the "Junior Subordinated Debentures"), with an aggregate principal amount of $124 million. The sole asset of the Trust is the Junior Subordinated Debentures. The obligations of the Trust with respect to the securities are fully and unconditionally guaranteed by Downey. The payment of distributions on the capital securities may be deferred if Downey defers payments of interest on the junior subordinated debentures. Downey will have the right, on one or more occasions, to defer payments of interest on the junior subordinated debentures for up to 20 consecutive quarterly periods. During the time Downey defers interest payments, interest on the junior subordinated debentures will continue to accrue and distributions on the capital securities will continue to accumulate and the deferred interest and deferred distributions will themselves accrue interest at an annual rate of 10.00%, compounded quarterly, to the extent permitted by applicable law. Downey may redeem, in whole or in part, the junior subordinated debentures before their maturity at a redemption price of 100% of their principal amount plus accrued and unpaid interest on or after July 23, 2004.

Downey invested $108 million of the $115 million of net proceeds from the sale of the Junior Subordinated Debentures (net of underwriting discounts and commissions and other offering expenses) as additional common stock of the Bank thereby increasing the Bank's regulatory core / tangible capital by that amount. The balance of the net proceeds have been used for general corporate purposes.

(19) Stockholders' Equity

Regulatory Capital

Downey is not subject to any regulatory capital requirements. However, the Bank is subject to regulation by the Office of Thrift Supervision ("OTS") which has adopted regulations ("Capital Regulations") that contain a capital standard for savings institutions. The Bank is in compliance with the Capital Regulations at December 31, 2001 and 2000.

			Under Prompt Corrective Action Provisions				
	Actual		*To Be Adequately Capitalized*		*To Be Well Capitalized*		
(Dollars in Thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*	
2001							
Risk-based capital (to risk-weighted assets)	$819,875	14.53%	$451,295	8.00%	$564,119	10.00%	
Core capital (to adjusted assets)	784,267	7.10	331,544	3.00	552,574	5.00	
Tangible capital (to adjusted assets)	784,267	7.10	165,772	1.50	-	-	(1)
Tier I capital (to risk-weighted assets)	784,267	13.90	-	- (1)	338,471	6.00	
2000							
Risk-based capital (to risk-weighted assets)	$731,844	12.94%	$452,480	8.00%	$565,601	10.00%	
Core capital (to adjusted assets)	697,715	6.42	325,791	3.00	542,985	5.00	
Tangible capital (to adjusted assets)	697,715	6.42	162,896	1.50	-	-	(1)
Tier I capital (to risk-weighted assets)	697,715	12.34	-	- (1)	339,360	6.00	

(1) Ratio is not specified under capital regulations.

Capital Distributions

The OTS rules impose certain limitations regarding stock repurchases and redemptions, cash-out mergers and any other distributions charged against an institution's capital accounts. The payment of dividends by the Bank is subject to OTS regulations. Inasmuch as the Bank is owned by a holding company, the Bank is required to provide the OTS with a notice before payment of any dividend. Prior OTS approval is required to the extent the Bank would not be considered adequately capitalized under the prompt corrective action regulations of the OTS following the distribution or the amount of the dividend exceeds the Bank's retained net income for that year to date plus retained net income for the preceding two years.

As of December 31, 2001, the Bank had the capacity to declare a dividend totaling $250 million without obtaining prior OTS approval.

Employee Stock Option Plans

During 1994, the Bank adopted and the stockholders approved the Downey Savings and Loan Association 1994 Long Term Incentive Plan (the "LTIP"). The LTIP provides for the granting of stock appreciation rights, restricted stock, performance awards and other awards. The LTIP specifies an authorization of 434,110 shares (adjusted for stock dividends and splits) of the Bank's common stock available for issuance under the LTIP. Effective January 23, 1995, Downey Financial Corp. and the Bank executed an amendment to the LTIP by which Downey Financial Corp. adopted and ratified the LTIP such that shares of Downey Financial Corp. shall be issued upon exercise of options or payment of other awards, for which payment is to be made in stock, in lieu of the Bank's common stock. No other stock based plan exists.

No shares were granted under the LTIP since 1998.

Options outstanding under the LTIP at December 31, 2001 and 2000 are summarized as follows:

	Outstanding Options	
	Number of Shares	*Average Option Price*
December 31, 1998	219,451	$20.03
Options granted	-	-
Options exercised	(16,633)	13.16
Options canceled	(2,068)	13.39
December 31, 1999	200,750	20.66
Options granted	-	-
Options exercised	(57,332)	14.91
Options canceled	-	-
December 31, 2000	143,418	22.96
Options granted	-	-
Options exercised	(7,307)	22.01
Options canceled	(15,922)	25.44
December 31, 2001	120,189	$22.69

Under the LTIP, options are exercisable over vesting periods specified in each grant and, unless exercised, the options terminate between five or ten years from the date of the grant. Further, under the LTIP, the option price shall at least equal or exceed the fair market value of such shares on the date the options are granted.

At December 31, 2001, 120,189 were outstanding at a weighted average remaining contractual life of six years, of which 82,667 options were exercisable at a weighted average option price per share of $21.44 and 131,851 shares were available for future grants under the LTIP. At December 31, 2000 and 1999, options of 71,214 and 100,344, respectively, were exercisable at a weighted average option price per share of $20.45 and $16.30, respectively.

Downey measures its employee stock-based compensation arrangements under the provisions of APB 25. Accordingly, no compensation expense has been recognized for the stock option plan. Had compensation expense for Downey's stock option plan been determined based on the fair value estimated using the Black-Scholes model at the grant date for previous awards, Downey's net income and income per share would have been reduced to the pro forma amounts indicated below:

(In Thousands, Except Per Share Data)	*2001*	*2000*	*1999*
Net income:			
As reported	$120,181	$99,251	$63,804
Pro forma	120,145	99,172	63,611
Earnings per share – Basic:			
As reported	$4.26	$3.52	$2.27
Pro forma	4.26	3.52	2.26
Earnings per share – Diluted:			
As reported	4.25	3.51	2.26
Pro forma	4.25	3.51	2.26

(20) Earnings Per Share

A reconciliation of the components used to derive basic and diluted earnings per share for 2001, 2000 and 1999 follows:

(Dollars in Thousands, Except Per Share Data)	*Net Income*	*Weighted Average Shares Outstanding*	*Per Share Amount*
2001:			
Basic earnings per share	$120,181	28,211,587	$4.26
Effect of dilutive stock options	-	59,516	0.01
Diluted earnings per share	$120,181	28,271,103	$4.25
2000:			
Basic earnings per share	$99,251	28,177,152	$3.52
Effect of dilutive stock options	-	48,399	0.01
Diluted earnings per share	$99,251	28,225,551	$3.51
1999:			
Basic earnings per share	$63,804	28,144,851	$2.27
Effect of dilutive stock options	-	30,686	0.01
Diluted earnings per share	$63,804	28,175,537	$2.26

(21) Employee Benefit Plans

Retirement and Savings Plan

Downey amended its profit sharing plan (the "Plan") and restated it in its entirety as of October 1, 1997. The Plan continues to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401 (a) and 401 (k). Under the Plan, all employees of Downey are eligible to participate provided they are 21 years of age and have completed one year of service. Participants may contribute up to 15% of their compensation each year, as defined in the Plan. Downey makes a matching contribution equal to 25% of the participant's pretax contributions which do not exceed 4% of the participant's annual compensation. In addition, Downey makes an annual discretionary profit sharing contribution to the Plan based on Downey's net income. Allocation of the discretionary contribution is based on points credited to each eligible participant and salary. Points are credited based on the employee's age and vested years of service. Downey's contributions to the Plan totaled $2.4 million for 2001, compared to $2.0 million in 2000 and $1.9 million in 1999.

As of January 1, 2002, Downey will increase the matching contribution to 50% of the first 6% of the participant's salary deferred in the Plan year and will eliminate the annual discretionary profit sharing contribution. In addition, the age requirement for eligibility will be changed from 21 to 18.

Downey has a Deferred Compensation Plan for key management employees and directors. The Deferred Compensation Plan is considered to be an essential element in a comprehensive competitive benefits package designed to attract and retain individuals who contribute to the success of Downey. Participants are eligible to defer compensation on a pre-tax basis, including director fees, and earn a competitive interest rate on the amounts deferred. As of December 31, 2001, 72 management employees and seven directors are eligible to participate in the program. During 2001, 22 management employees and one director elected to defer compensation pursuant to the plan. Downey's expense related to the Deferred Compensation Plan has been less than $0.1 million each year since inception.

Group Benefit Plan

Downey provides certain health and welfare benefits for active employees under a cafeteria plan (the "Benefit Plan") as defined by section 125 of the Internal Revenue Code. Under the Benefit Plan, employees make appropriate selections as to the type of benefits and the amount of coverage desired. The benefits are provided through insurance companies and other health organizations and are funded by contributions from Downey, employees and retirees and include deductibles, co-insurance provisions and other limitations. Downey's expense for health and welfare benefits was $4.3 million, $3.9 million and $3.6 million in 2001, 2000 and 1999, respectively.

(22) Commitments and Contingencies

Litigation

Downey has been named as a defendant in legal actions arising in the ordinary course of business, none of which, in the opinion of management, is material.

Financial Instruments with Off-Balance-Sheet Risk

Downey utilizes financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to originate fixed and variable rate mortgage loans, commitments to sell or purchase loans and mortgage-backed securities, letters of credit, lines of credit and loans in process. The contract or notional amounts of those instruments reflect the extent of involvement Downey has in particular classes of financial instruments.

Downey uses the same credit policies in making commitments to originate loans, lines of credit and letters of credit as it does for on-balance-sheet instruments. For commitments to originate fixed rate loans, the contract amounts represent exposure to loss from market fluctuations as well as credit loss. To hedge adverse changes from market fluctuations, Downey utilizes forward sale and purchase derivative contracts that mature in less than one year. Downey controls the credit risk of its commitments to originate fixed rate loans through credit approvals, limits and monitoring procedures.

The following is a summary of commitments and contingent liabilities:

	December 31,	
(In Thousands)	*2001*	*2000*
Commitments to sell loans and mortgage-backed securities (1)	$787,025	$149,898
Commitments to originate loans and mortgage-backed securities:		
Adjustable	351,831	454,782
Fixed (2)	330,732	239,415
Undisbursed loan funds and unused lines of credit	137,151	148,304
Standby letters of credit and other contingent liabilities	2,640	2,446

(1) Represents commitments to sell both loans from the held for sale portfolio as well as our off-balance sheet commitments wherein we have committed to an interest rate with a potential borrower for a loan—interest rate lock derivative.

(2) Primarily residential one-to-four unit loans held for sale.

Commitments to sell or purchase loans and mortgage-backed securities are used as part of Downey's secondary marketing activities. These contracts have a high correlation to the price movement on loans which provides a hedge against adverse changes in interest rates.

Commitments to originate fixed and variable rate mortgage loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing lines and letters of credit requires the same creditworthiness evaluation as that involved in extending loan facilities to customers. Downey evaluates each customer's creditworthiness on a case-by-case basis. Undisbursed loan funds and unused lines of credit include home equity lines of credit and funds not disbursed, but committed to construction and commercial lending by the Bank.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

Downey receives collateral to support commitments for which collateral is deemed necessary. The most significant categories of collateral include real estate properties underlying mortgage loans, liens on personal property and cash on deposit with Downey. At December 31, 2001, the extent of collateral supporting mortgage and other loans varied from nothing to 100% of the maximum credit exposure.

In connection with its interest rate risk management, Downey may enter into interest rate exchange agreements ("swap contracts") with certain national investment banking firms under terms that provide mutual payment of interest on the outstanding notional amount of the swap. The effect of these swaps serve to reduce Downey's interest rate risk between repricing assets and liabilities. At December 31, 2001, no swap contracts were outstanding.

(23) Derivative Instruments and Hedging Activities (Risk Management)

We offer short-term interest rate lock commitments to help us attract potential home loan borrowers. The commitments guarantee a specified interest rate for a loan if our underwriting standards are met, but do not obligate the potential borrower. The interest rate lock commitments we ultimately expect to sell in the secondary market are treated as derivatives. Consequently, as derivatives, the hedging of the expected commitments do not qualify for hedge accounting. Associated fair value adjustments are recorded in current earnings under net gains on sales of loans and mortgage-backed securities, with an offset to the balance sheet in either other assets, or accounts payable and accrued liabilities. Fair values for interest rate lock commitments are based on observable market prices acquired from third parties. Effective with the adoption of SFAS 133, the carrying amount of loans held for sale includes a basis adjustment to the loan at funding resulting from the change in the fair value of the interest rate lock derivative from the date of commitment to the date of funding.

As part of our secondary marketing activities, we typically utilize short-term forward sale and purchase contracts—derivatives—that mature in less than one year to offset the impact of changes in market interest rates on the value of interest rate lock commitments and loans held for sale. Contracts designated to loans held for sale are accounted for as cash flow hedges because these contracts have a high correlation to the price movement of the loans being hedged (within a range of 80% - 125%). Changes in forward sale contract values not designated to loans held for sale and the ineffectiveness of hedge transactions that are not perfectly correlated are recorded in net gains on sales of loans and mortgage-backed securities. Changes in forward sale contract values designated as cash flow hedges for loans held for sale are recorded in other comprehensive income, net of tax, provided cash flow hedge requirements are met. The offset to these changes in forward sale contract values are recorded in the balance sheet in either other assets, or accounts payable and accrued liabilities. The amounts recorded in accumulated other comprehensive income will be recognized in the income statement when the hedged forecasted transactions settle. We estimate that all of the related unrealized gains or losses in accumulated other comprehensive income will be reclassified into earnings within the next three months. Downey does not generally enter into derivative transactions for purely speculative purposes. Fair values for forward sale contracts are based on observable market prices acquired from third parties.

As of December 31, 2001, the amount of hedge ineffectiveness recorded in the income statement through net gains on sale of loans and mortgage-backed securities was a net loss of $467,000.

Downey has not discontinued any designated derivative instruments due to a change in the probability of settling a forecasted transaction.

These forward contracts expose Downey to credit risk in the event of nonperformance by the other parties—primarily government-sponsored enterprises such as Federal National Mortgage Association—to such agreements. This risk consists primarily of the termination value of agreements where Downey is in an unfavorable position. Downey controls the credit risk associated with its other parties to the various derivative agreements through credit review, exposure limits and monitoring procedures. Downey does not anticipate nonperformance by the other parties.

(24) Fair Value of Financial Instruments

Fair value estimates are made at a specific point in time based upon relevant market information and other information about the financial instrument. The estimates do not necessarily reflect the price Downey might receive if it were to sell at one time its entire holding of a particular financial instrument. Because no active market exists for a significant portion of Downey's financial instruments, fair value estimates are based upon the following methods and assumptions, some of which are subjective in nature. Changes in assumptions could significantly affect the estimates.

Cash, Federal Funds Sold and Securities Purchased Under Resale Agreements

The carrying amounts reported in the balance sheet for these items approximate fair value.

Investment Securities Including U.S. Treasuries and Mortgage-Backed Securities

Fair value is based upon bid prices published in financial newspapers, or bid quotations received from securities dealers or readily available market quote systems.

Loans Receivable

For residential mortgage loans, fair value is estimated based upon market prices obtained from readily available market quote systems. The remaining portfolio was segregated into those loans with variable rates of interest and those with fixed rates of interest. For non-residential loans, fair values are based on discounting future contractual cash flows using discount rates offered for such loans with similar remaining maturities and credit risk. The amounts so determined for each category of loan are reduced by the associated allowance for loan losses which thereby takes into consideration changes in credit risk.

Interest-Bearing Advances to Joint Ventures

The carrying amounts approximate fair value as the interest earned is based upon a variable rate.

Federal Home Loan Bank Stock

The carrying amounts approximate fair value.

Mortgage Servicing Rights

The fair value of MSRs related to loans serviced for others is determined by computing the present value of the expected net servicing income from the portfolio.

Derivative Assets and Liabilities

Fair values for interest rate lock commitments and loan forward sale and purchase contracts are based on observable market prices acquired from third parties.

Deposits

The fair value of deposits with no stated maturity such as regular passbook accounts, money market accounts and checking accounts, is the carrying amount reported in the balance sheet. The fair value of deposits with a stated maturity such as certificates of deposit is based on discounting future contractual cash flows by discount rates offered for such deposits with similar remaining maturities.

Borrowings

For short-term borrowings, fair value approximates carrying value. The fair value of long-term borrowings is based on their interest rate characteristics. For variable rate borrowings, fair values approximate carrying values. For fixed rate borrowings, fair value is based on discounting future contractual cash flows by discount rates paid on such borrowings with similar remaining maturities.

Capital Securities

Fair value is based upon closing stock price published in financial information services or newspapers.

Off-Balance-Sheet Financial Instruments

Outstanding commitments to originate loans and mortgage-backed securities held for investment, unused lines of credit, standby letters of credit and other contingent liabilities are essentially carried at zero with a fair value of less than $1 million. See Note 22 on page 95, for information concerning the notional amount of such financial instruments.

Based on the above methods and assumptions, the following table presents the estimated fair value of Downey's financial instruments:

	December 31, 2001		December 31, 2000	
(In Thousands)	*Carrying Amount (1)*	*Estimated Fair Value*	*Carrying Amount (1)*	*Estimated Fair Value*
Assets:				
Cash	$ 106,079	$ 106,079	$ 108,202	$ 108,202
Federal funds	37,001	37,001	19,601	19,601
U.S. Government and agency obligations and other investment securities available for sale	402,355	402,355	305,615	305,615
Municipal securities held to maturity	6,388	6,373	6,550	6,534
Loans held for sale	499,024	497,776	251,572	254,545
Mortgage-backed securities available for sale	118,981	118,981	10,203	10,203
Loans receivable held for investment:				
Loans secured by real estate:				
Residential:				
Adjustable	8,913,248	9,113,797	8,990,538	9,104,257
Fixed	353,107	359,627	479,877	481,616
Other	160,557	171,726	236,659	243,585
Non-mortgage loans:				
Commercial	12,951	13,547	16,275	16,979
Consumer	74,545	76,313	99,229	100,533
Interest-bearing advances to joint ventures	3,186	3,186	12,339	12,339
Federal Home Loan Bank stock	113,139	113,139	106,356	106,356
Designated forward sale contracts	4,332	4,332	-	-
MSRs and loan servicing portfolio (2)	56,895	58,880	40,731	43,168
Liabilities:				
Deposits:				
Transaction accounts	2,926,736	2,926,736	1,483,486	1,483,486
Certificates of deposit	5,692,830	5,700,465	6,599,203	6,619,453
Interest rate lock commitments	600	600	-	-
Undesignated loan forward sale contracts	630	630	-	-
Borrowings	1,522,712	1,483,749	1,978,572	1,978,808
Capital securities	120,000	123,840	120,000	122,400

(1) The carrying amount of loans is stated net of undisbursed loan funds, unearned fees and discounts and allowances for losses.

(2) The estimated fair value included mortgage servicing rights acquired prior to January 1, 1996 when Downey began capitalizing the asset.

(25) Business Segment Reporting

Downey views its business as consisting of two reportable business segments—banking and real estate investment. The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies on page 68. Downey evaluates performance based on the net income generated by each segment. Internal expense allocations between segments are independently negotiated and, where possible, service and price is measured against comparable services available in the external marketplace.

The following describes the two business segments.

Banking

The principal business activities of this segment are attracting funds from the general public and institutions and originating and investing in loans, primarily residential real estate mortgage loans, mortgage-backed securities and investment securities.

This segment's primary sources of revenue are interest earned on mortgage loans and mortgage-backed securities, income from investment securities, gains on sales of loans and mortgage-backed securities, fees earned in connection with loans and deposits and income earned on its portfolio of loans and mortgage-backed securities serviced for investors.

This segment's principal expenses are interest incurred on interest-bearing liabilities, including deposits and borrowings, and general and administrative costs.

Real Estate Investment

Real estate development and joint venture operations are conducted principally through the Bank's wholly owned service corporation subsidiary, DSL Service Company. However, Downey Financial Corp. owned one investment in land which it purchased from DSL Service Company at fair value in 1995 and sold in 1999.

DSL Service Company participates as an owner of, or a partner in, a variety of real estate development projects, principally retail neighborhood shopping center developments, most of which are located in California. Most of the real estate development projects have been completed and are substantially leased.

In its joint ventures, DSL Service Company is entitled to interest on its equity invested in the project on a priority basis after third-party debt and shares profits and losses with the developer partner, generally on an equal basis. Partnership equity (deficit) accounts are affected by current period results of operations, additional partner advances, partnership distributions and partnership liquidations.

This segment's primary sources of revenue are net rental income and gains from the sale of real estate investment assets. This segment's principal expenses are interest expense and general and administrative expense.

Operating Results and Assets

The following table presents the operating results and selected financial data by major business segments for 2001, 2000 and 1999:

(In Thousands)	Banking	Real Estate Investment	Elimination	Totals
Year ended December 31, 2001				
Net interest income (loss)	$ 305,573	$ (3)	$ -	$ 305,570
Provision for loan losses	2,564	-	-	2,564
Other income	63,340	5,196	-	68,536
Operating expense	159,604	3,588	-	163,192
Net intercompany income (expense)	369	(369)	-	-
Income before income taxes	207,114	1,236	-	208,350
Income taxes	87,660	509	-	88,169
Net income	$ 119,454	$ 727	$ -	$ 120,181
At December 31, 2001				
Assets:				
Loans and mortgage-backed securities	$10,132,413	$ -	$ -	$10,132,413
Investments in real estate and joint ventures	-	38,185	-	38,185
Other	966,942	2,003	(34,513)	934,432
Total assets	11,099,355	40,188	(34,513)	11,105,030
Equity	$ 733,896	$34,513	$(34,513)	$ 733,896
Year ended December 31, 2000				
Net interest income	$ 262,232	$ 243	$ -	$ 262,475
Provision for loan losses	3,251	-	-	3,251
Other income	41,406	9,148	-	50,554
Operating expense	135,996	1,473	-	137,469
Net intercompany income (expense)	397	(397)	-	-
Income before income taxes	164,788	7,521	-	172,309
Income taxes	69,966	3,092	-	73,058
Net income	$ 94,822	$ 4,429	$ -	$ 99,251
At December 31, 2000				
Assets:				
Loans and mortgage-backed securities	$10,084,353	$ -	$ -	$10,084,353
Investments in real estate and joint ventures	-	17,641	-	17,641
Other	806,201	3,584	(17,916)	791,869
Total assets	10,890,554	21,225	(17,916)	10,893,863
Equity	$ 624,636	$17,916	$(17,916)	$ 624,636
Year ended December 31, 1999				
Net interest income (expense)	$ 207,784	$ (306)	$ -	$ 207,478
Provision for loan losses	11,270	-	-	11,270
Other income	39,755	19,523	-	59,278
Operating expense	143,081	1,794	-	144,875
Net intercompany income (expense)	393	(393)	-	-
Income before income taxes	93,581	17,030	-	110,611
Income taxes	39,785	7,022	-	46,807
Net income	$ 53,796	$10,008	$ -	$ 63,804
At December 31, 1999				
Assets:				
Loans and mortgage-backed securities	$8,746,063	$ -	$ -	$8,746,063
Investments in real estate and joint ventures	-	42,172	-	42,172
Other	654,745	7,399	(42,839)	619,305
Total assets	9,400,808	49,571	(42,839)	9,407,540
Equity	$ 532,418	$42,839	$(42,839)	$ 532,418

(26) Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data are presented below by quarter for the years ended December 31, 2001 and 2000:

(In Thousands, Except Per Share Data)	*December 31, 2001*	*September 30, 2001*	*June 30, 2001*	*March 31, 2001*
Total interest income	$183,484	$193,696	$211,235	$219,966
Total interest expense	103,769	120,249	134,989	143,804
Net interest income	79,715	73,447	76,246	76,162
Provision for loan losses	1,290	791	431	52
Net interest income after provision for loan losses	78,425	72,656	75,815	76,110
Total other income	33,170	7,070	22,283	6,013
Total operating expense	43,866	41,935	40,141	37,250
Income before income taxes	67,729	37,791	57,957	44,873
Income taxes	28,633	16,025	24,502	19,009
Net income	$ 39,096	$ 21,766	$ 33,455	$ 25,864
Net income per share:				
Basic	$ 1.39	$ 0.77	$ 1.18	$ 0.92
Diluted	1.39	0.77	1.18	0.91
Market range:				
High bid	$ 44.46	$ 58.81	$ 48.85	$ 54.31
Low bid	32.98	40.61	41.44	39.45
End of period	41.25	44.13	47.26	45.30

	December 31, 2000	*September 30, 2000*	*June 30, 2000*	*March 31, 2000*
Total interest income	$209,775	$204,370	$192,700	$177,515
Total interest expense	140,838	137,160	129,135	114,752
Net interest income	68,937	67,210	63,565	62,763
Provision for loan losses	511	1,007	942	791
Net interest income after provision for loan losses	68,426	66,203	62,623	61,972
Total other income	7,545	12,065	9,467	21,477
Total operating expense	36,344	32,476	32,924	35,725
Income before income taxes	39,627	45,792	39,166	47,724
Income taxes	16,632	19,454	16,684	20,288
Net income	$ 22,995	$ 26,338	$ 22,482	$ 27,436
Net income per share:				
Basic	$ 0.81	$ 0.94	$ 0.80	$ 0.97
Diluted	0.81	0.93	0.80	0.97
Market range:				
High bid	$ 60.88	$ 40.94	$ 33.00	$ 21.44
Low bid	33.13	29.94	20.44	18.75
End of period	55.00	39.50	28.98	21.25

(27) Parent Company Financial Information

Downey Financial Corp. was incorporated in Delaware on October 21, 1994. On January 23, 1995, after obtaining necessary stockholder and regulatory approvals, Downey Financial Corp. acquired 100% of the issued and outstanding capital stock of the Bank, and the Bank's stockholders became stockholders of Downey Financial Corp. The transaction was accounted for in a manner similar to a pooling-of-interests. Downey Financial Corp. was thereafter funded by a $15 million dividend from the Bank. Condensed financial statements of Downey Financial Corp. only are as follows:

Condensed Balance Sheets

	December 31,	
(In Thousands)	*2001*	*2000*
Assets		
Cash	$ 12	$ 11
Due from Bank – interest bearing	22,215	17,635
Investment in subsidiaries:		
Bank	827,381	722,829
Downey Financial Capital Trust I	3,711	3,711
Downey Affiliated Insurance Agency	204	202
Other assets	5,183	5,028
	$858,706	$749,416
Liabilities and Stockholders' Equity		
Junior subordinated debentures	$123,711	$123,711
Accounts payable and accrued expenses	1,099	1,069
Total liabilities	124,810	124,780
Stockholders' equity	733,896	624,636
	$858,706	$749,416

Condensed Statements of Income and Other Comprehensive Income

(In Thousands)	Years Ended December 31, 2001	2000	1999
Income			
Dividends from the Bank	$ 21,984	$ 21,985	$ 5,011
Interest income	700	933	1,635
Other income	59	59	104
Total income	22,743	22,977	6,750
Expense			
Interest expense	12,163	12,163	5,353
Reduction of losses on real estate	-	-	(1,720)
General and administrative expense	940	816	896
Total expense	13,103	12,979	4,529
Income before income taxes and equity in undistributed net income of subsidiaries	9,640	9,998	2,221
Income tax benefit	5,061	4,895	1,162
Income before equity in undistributed net income of subsidiaries	14,701	14,893	3,383
Equity in undistributed net income of subsidiaries	105,480	84,358	60,421
Net income	120,181	99,251	63,804
Other comprehensive income (loss), net of income taxes (benefits)			
Unrealized gains (losses) on securities available for sale:			
U.S. Treasury securities, agency obligations and other investment securities available for sale, at fair value	705	2,032	(1,874)
Mortgage-backed securities available for sale, at fair value	(714)	173	(281)
Less reclassification of realized (gains) losses included in net income	(190)	50	(166)
Unrealized losses on cash flow hedges:			
Net derivative instruments	(5,981)	-	-
Less reclassification of realized losses included in net income	5,254	-	-
Total other comprehensive income (loss), net of income taxes (benefits)	(926)	2,255	(2,321)
Comprehensive income	$119,255	$101,506	$61,483

Condensed Statements of Cash Flows

(In Thousands)	*Years Ended December 31,* 2001	2000	1999
Cash flows from operating activities			
Net income	$ 120,181	$ 99,251	$ 63,804
Equity in undistributed net income of subsidiaries	(105,480)	(84,358)	(60,421)
Reduction of losses on real estate	-	-	(1,720)
Increase (decrease) in liabilities	30	(639)	1,449
(Increase) decrease in other, net	(155)	(13)	1,022
Net cash provided by operating activities	14,576	14,241	4,134
Cash flows from investing activities			
Capital contribution to the Bank	-	-	(107,600)
Increase in due from Bank – interest bearing	(4,580)	(4,949)	(4,165)
Sales of wholly owned real estate	-	-	2,201
Net cash used for investing activities	(4,580)	(4,949)	(109,564)
Cash flows from financing activities			
Issuance of junior subordinated debentures	-	-	115,063
Exercise of stock options	161	855	219
Dividends on common stock	(10,156)	(10,143)	(9,850)
Net cash provided by (used for) financing activities	(9,995)	(9,288)	105,432
Net increase in cash and cash equivalents	1	4	2
Cash and cash equivalents at beginning of period	11	7	5
Cash and cash equivalents at end of period	$ 12	$ 11	$ 7

(28) Sale of Subsidiary

On February 29, 2000, Downey Savings and Loan Association, F.A. sold its indirect automobile finance subsidiary, Downey Auto Finance Corp., to Auto One Acceptance Corp., a subsidiary of California Federal Bank and recognized a pre-tax gain from the sale of $9.8 million. As of December 31, 1999, Downey Auto Finance Corp. had loans totaling $366 million and total assets of $373 million. The proceeds of the sale provided additional capital to further the growth of our residential lending business.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Downey Financial Corp. intends to file with the Securities and Exchange Commission a definitive proxy statement (the "Proxy Statement") pursuant to Regulation 14A, which will involve the election of directors, within 120 days of the end of the year covered by this Form 10-K. Information regarding directors of Downey Financial Corp. will appear under the caption "Election of Directors" in the Proxy Statement for the Annual Meeting of Stockholders to be held on April 24, 2002, and is incorporated herein by reference. Information regarding executive officers of Downey Financial Corp. will appear under the caption "Executive Officers" in the Proxy Statement and is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation will appear under the caption "Executive Compensation" in the Proxy Statement and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information to be included under the captions "Security Ownership of Certain Beneficial Owners" in the Proxy Statement is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information to be included under the caption "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by this reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements.
These documents are listed in the Index to Consolidated Financial Statements under Item 8.

2. Financial Statement Schedules.
Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

(b) Reports on Form 8-K during the last quarter of 2001.

Form 8-K filed October 16, 2001, with respect to a press release reporting results of operations for the three and nine months ended September 30, 2001.

(c) Exhibits.

Exhibit Number		Description
3.1	(2)	Certificate of Incorporation of Downey Financial Corp.
3.2	(1)	Bylaws of Downey Financial Corp.
4.1	(4)	Junior Subordinated Indenture dated as of July 23, 1999 between Downey Financial Corp. and Wilmington Trust Company as Indenture Trustee.
4.2	(4)	10% Junior Subordinated Debenture due September 15, 2029, Principal Amount $123,711,350.
4.3	(4)	Certificate of Trust of Downey Financial Capital Trust I, dated as of May 25, 1999.
4.4	(4)	Trust Agreement of Downey Financial Capital Trust I, dated May 25, 1999.
4.5	(4)	Amended and Restated Trust Agreement of Downey Financial Capital Trust I, between Downey Financial Corp., Wilmington Trust Company and the Administrative Trustees named therein, dated as of July 23, 1999.
4.6	(4)	Certificate Evidencing Common Securities of Downey Financial Capital Trust I, 10% Common Securities.
4.7	(4)	Certificate Evidencing Capital Securities of Downey Financial Capital Trust I, 10% Capital Securities (Global Certificate).
4.8	(4)	Common Securities Guarantee Agreement of Downey Financial Corp. (Guarantor), dated July 23, 1999.
4.9	(4)	Capital Securities Guarantee Agreement of Downey Financial Corp. and Wilmington Trust Company, dated as of July 23, 1999.
10.1	(3)	Downey Savings and Loan Association, F.A. Employee Stock Purchase Plan (Amended and Restated as of January 1, 1996).
10.2	(3)	Amendment No. 1, Downey Savings and Loan Association, F.A. Employee Stock Purchase Plan. Amendment No. 1, Effective and Adopted January 22, 1997.
10.3	(3)	Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (October 1, 1997 Restatement).
10.4	(3)	Amendment No. 1, Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (October 1, 1997 Restatement) Amendment No. 1, Effective and Adopted January 28, 1998.
10.5	(3)	Trust Agreement for Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan, Effective October 1, 1997 between Downey Savings and Loan Association, F.A. and Fidelity Management Trust Company.
10.6	(2)	Downey Savings and Loan Association 1994 Long-Term Incentive Plan (as amended).

(c) Exhibits (Continued)

Exhibit Number	Description
10.7 (1)	Asset Purchase Agreement among Butterfield Savings and Loan Association, FSA, Mortgage Investment, Inc., Property Management Service, Inc. and Butterfield Capital Corporation, dated September 1, 1988.
10.8 (1)	Assistance Agreement between and among the Federal Savings and Loan Insurance Corporation, Butterfield Savings and Loan Association, FSA and Downey Savings and Loan Association, dated September 29, 1988 (confidential treatment requested due to contractual prohibition against disclosure).
10.9 (1)	Merger of Butterfield Savings and Loan Association, FSA, into Downey Savings and Loan Association, dated September 29, 1989.
10.10 (1)	Founder Retirement Agreement of Maurice L. McAlister, dated December 21, 1989.
10.11 (5)	Amendment No. 1, Founders Retirement Agreement of Maurice L. McAlister, dated December 21, 1989. Amendment No. 1, Effective and Adopted July 26, 2000.
10.12 (1)	Founder Retirement Agreement of Gerald H. McQuarrie, dated December 21, 1989.
10.13 (6)	Deferred Compensation Program.
10.14 (6)	Director Retirement Benefits.
21	Subsidiaries.
23	Consent of Independent Auditors.

(1) Filed as part of Downey's Registration Statement on Form 8-B/A filed January 17, 1995.
(2) Filed as part of Downey's Registration Statement on Form S-8 filed February 3, 1995.
(3) Filed as part of Downey's report on Form 10-K filed March 16, 1998.
(4) Filed as part of Downey's report on Form 10-Q filed November 2, 1999.
(5) Filed as part of Downey's report on Form 10-Q filed August 2, 2000.
(6) Filed as part of Downey's report on Form 10-K filed March 7, 2001.

We will furnish any or all of the non-confidential exhibits upon payment of a reasonable fee. Please send request for exhibits and/or fee information to:

Downey Financial Corp.
3501 Jamboree Road
Newport Beach, California 92660
Attention: Corporate Secretary

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOWNEY FINANCIAL CORP.

By: /s/ DANIEL D. ROSENTHAL
Daniel D. Rosenthal
President and Chief Executive Officer
Director

DATED: March 7, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MAURICE L. MCALISTER Maurice L. McAlister	Chairman of the Board Director	March 7, 2002
/s/ CHERYL E. OLSON Cheryl E. Olson	Vice Chairman of the Board Director	March 7, 2002
/s/ DANIEL D. ROSENTHAL Daniel D. Rosenthal	President and Chief Executive Officer Director	March 7, 2002
/s/ THOMAS E. PRINCE Thomas E. Prince	Executive Vice President Chief Financial Officer (Principal Financial and Accounting Officer)	March 7, 2002
/s/ MICHAEL ABRAHAMS Michael Abrahams	Director	March 7, 2002
/s/ DR. PAUL KOURI Dr. Paul Kouri	Director	March 7, 2002
/s/ BRENT MCQUARRIE Brent McQuarrie	Director	March 7, 2002
/s/ LESTER C. SMULL Lester C. Smull	Director	March 7, 2002
/s/ SAM YELLEN Sam Yellen	Director	March 7, 2002

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, CA 92660
(949) 854-0300

March 18, 2002

Notice of Annual Meeting of Shareholders
Wednesday, April 24, 2002
10:00 a.m.

Irvine Marriott Hotel
18000 Von Karman Avenue
Irvine, California

Dear Friend and Shareholder:

The Board of Directors and officers of Downey Financial Corp. ("Downey") are pleased to extend to you a cordial invitation to attend Downey's Annual Meeting of Shareholders at the time and place shown above to:

1. Elect three Class 1 Directors for terms of three years each;
2. Ratify the appointment of KPMG LLP as auditors for the year 2002; and
3. Transact such other business as may properly come before the Annual Meeting and any adjournments thereof.

The Board of Directors has selected March 1, 2002 as the record date for the Annual Meeting. Only those shareholders of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting or any adjournments thereof. Information about the matters on which shareholders will act is included in the attached Proxy Statement. Downey's directors and executive officers will be available at the meeting to meet with shareholders.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, we ask that you **PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.** Thank you in advance for your cooperation.

We look forward to seeing you at the meeting.

Sincerely yours,

Maurice L. McAlister
MAURICE L. McALISTER
Chairman of the Board

Cheryl E. Olson
CHERYL E. OLSON
Vice Chairman of the Board

Daniel D. Rosenthal
DANIEL D. ROSENTHAL
President and Chief Executive Officer

Table of Contents

DOWNEY FINANCIAL CORP.
3501 Jamboree Road
Newport Beach, California 92660

PROXY STATEMENT

This proxy statement ("Proxy Statement") and the accompanying proxy card are furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") for use at the Annual Meeting of Shareholders of Downey Financial Corp., a Delaware corporation ("Downey"), to be held at 10:00 a.m., local time, on Wednesday, April 24, 2002, at the Irvine Marriott Hotel, 18000 Von Karman Avenue, Irvine, California 92612, and any adjournments thereof (the "Annual Meeting"). Certain of the information provided in this Proxy Statement relates to Downey Savings and Loan Association, F.A. and any predecessor entity (the "Bank"), a wholly owned subsidiary of Downey. This Proxy Statement and the accompanying form of proxy are being mailed to shareholders on or about March 18, 2002. The mailing address of the principal office of Downey is 3501 Jamboree Road, Newport Beach, California 92660. Downey's telephone number is (949) 854-0300.

RECORD DATE AND VOTING OF SHARES

On March 1, 2002, the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting, 28,213,048 shares of Downey's common stock ("Common Stock") were outstanding. A majority of the shares entitled to vote will constitute a quorum at the Annual Meeting. The three nominees for director receiving the highest number of affirmative votes at the Annual Meeting will be elected. Abstentions and broker non-votes are counted for purposes of determining a quorum, but are not considered as having voted for purposes of determining the outcome of a vote.

VOTING AND REVOCATION OF PROXIES

All shares represented by a properly executed proxy will be voted in accordance with the directions on such proxy. If no directions are specified, such shares will be voted FOR the election of the Board's nominees for directors presented under Proposal 1 and FOR the ratification of KPMG LLP as auditors for the year 2002 presented under Proposal 2. If for any reason one or more of the nominees should be unable or refuse to serve as a director (an event which the Board of Directors does not anticipate), the persons named in the enclosed proxy, in their discretion, will vote for substitute nominees of the Board of Directors unless otherwise instructed. If any other matters are properly presented to the Annual Meeting for action (including any proposal to adjourn the Annual Meeting), the persons named in such proxy and acting thereunder will vote in accordance with their best judgment on such matters.

Any shareholder may revoke his or her proxy at any time before it is voted by filing with the Corporate Secretary of Downey a written instrument revoking it or by filing a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect the right of a shareholder to vote in person if such shareholder should decide to attend the Annual Meeting and desires to vote in person.

SOLICITATION OF PROXIES

Downey will bear the cost of soliciting proxies. Directors and officers of Downey and directors, officers and employees of the Bank may solicit proxies personally, by mail, telephone, telecopier or other electronic transmission. Such directors, officers or employees will receive no compensation for their solicitation services other than their regular salaries, but may be reimbursed for out-of-pocket expenses. Downey will request record holders of shares beneficially owned by others to forward this Proxy Statement and related materials to the beneficial owners of such shares and will reimburse such record holders for their reasonable expenses incurred in doing so.

PROPOSAL 1. ELECTION OF DIRECTORS

The directors of Downey are divided into three classes, as nearly equal in number as possible, with one class to be elected annually. The members of each class are elected for terms of three years and until their successors are elected and qualified, with one of the three classes of directors being elected each year. Article III, Section 3.2 of Downey's Bylaws provides that the Board of Directors shall be composed of not less than seven nor more than nine members, the exact number to be fixed by the Board.

Accordingly, at this Annual Meeting, three Class 1 Directors are to be elected to serve three-year terms and until their respective successors are elected and qualified. The following persons have been nominated by the Board of Directors to serve as directors, as set forth below:

For election as Class 1 Directors to hold office until the 2005 Annual Meeting of Shareholders, and until their successors are duly elected and qualified: Maurice L. McAlister, Sam Yellen and Daniel D. Rosenthal.

The Board of Directors unanimously recommends a vote "FOR" the election of each of the nominees.

Information Concerning Nominees and Directors

Certain information concerning each nominee for director and each current director is set forth below. For information regarding ownership of Downey Common Stock by nominees and directors of Downey, see "Security Ownership of Directors and Executive Officers." There are no arrangements or understandings between any director, or any nominee, or any other person pursuant to which such director or nominee is or was nominated to serve as director.

The following table sets forth certain information concerning (i) the three nominees standing for election to the Board of Directors at the Annual Meeting, and (ii) all other directors whose terms as directors will continue after the Annual Meeting.

Name	Age At March 1, 2002	Position(s) Currently Held	Director of Downey Since(1)	Year Term Expires
Nominees For Election				
Maurice L. McAlister	76	Director/Chairman	1994	2002
Sam Yellen	71	Director	1994	2002
Daniel D. Rosenthal	49	Director, President and Chief Executive Officer	1998	2002
Continuing Directors				
Cheryl E. Olson	45	Director/Vice Chairman	1994	2003
Lester C. Smull	69	Director	1994	2003
Michael B. Abrahams	49	Director	1999	2003
Dr. Paul Kouri	80	Director	1994	2004
Brent McQuarrie	50	Director	1994	2004

(1) Downey was organized on October 21, 1994. Prior thereto, except for Daniel D. Rosenthal and Michael B. Abrahams, each of the directors was a director of the Bank.

Nominees for Election at this Meeting, as Class 1 Directors, to Terms Expiring in 2005

Maurice L. McAlister—Mr. McAlister is the Chairman of the Board of Directors of both Downey and the Bank and was a co-founder of the Bank together with the other co-founder, the late Gerald H. McQuarrie. Since 1957, Mr. McAlister has been actively involved in the growth and management of Downey and the Bank. Mr. McAlister served as President of the Bank from 1957 until his retirement in September 1991. In addition, Mr. McAlister is a director and President of McAlister Investments, Inc., an affiliate of Downey.

Sam Yellen—Mr. Yellen is a director of Downey and the Bank. Mr. Yellen has served as a director of the Bank since 1992. Mr. Yellen has been a consultant since his retirement as a partner from the accounting firm of KPMG LLP in December 1990. Mr. Yellen served KPMG LLP and its predecessors for 35 years preceding his retirement from the firm. While a partner with the firm, Mr. Yellen was also a member of its Board of Directors. Mr. Yellen is the former President of both the California State Board of Accountancy and the National Association of State Boards of Accountancy. Currently, in addition to his service to Downey and the Bank, Mr. Yellen serves as a director of Beverly Funding Corporation, LTC Properties, Inc. and Wedbush Morgan Securities.

Daniel D. Rosenthal—Mr. Rosenthal is the President and Chief Executive Officer of Downey and the Bank. Mr. Rosenthal joined the Bank in 1975, was appointed a director of DSL Service Company, a subsidiary of the Bank, in 1991 and was appointed as DSL Service Company's Acting President in 1993. Mr. Rosenthal was named President of DSL Service Company in 1994 and was Senior Vice President and Director of Major Loans of the Bank. During 1998, Mr. Rosenthal served as the Chief Operating Officer of the Bank and was appointed to the Boards of Directors of Downey and the Bank and assumed his current position in November 1998.

Directors Whose Present Terms Continue until 2003

Cheryl E. Olson—Ms. Olson is the Vice Chairman of the Boards of Downey and the Bank. Ms. Olson has served as a director of the Bank since 1987. Ms. Olson is actively involved in a variety of real estate development, management and consultant activities. Ms. Olson also serves on the Board of Directors of Arrow Records, Inc. Ms. Olson is the daughter of Maurice L. McAlister, Chairman of the Board of both Downey and the Bank.

Lester C. Smull—Mr. Smull is a director of Downey and the Bank and has served as a director since 1994. In 1970, Mr. Smull founded Business Properties Development Company ("Business Properties"), a real estate development company with offices in Irvine, California and Phoenix, Arizona. Business Properties' activities consist of the development, construction and management of commercial shopping centers, office and industrial buildings throughout California and Arizona, in addition to land acquisition, planning, design, property management, marketing and asset management services. Mr. Smull is also a licensed general contractor and operates Business Properties Construction Company.

Michael B. Abrahams—Mr. Abrahams has served as a director of Downey and the Bank since 1999. Mr. Abrahams is a Managing Director at Hoefer & Arnett, Inc., a San Francisco based investment banking firm specializing in financial institutions. Mr. Abrahams was a senior research analyst for Sutro & Co. from 1996 to 1999 and a Senior Vice President, Investment Banking with Oppenheimer & Co., Inc. from 1991 to 1996. In addition to serving as a research analyst at Bateman Eichler, Hill Richards from 1988 to 1991 and Johnston, Lemon & Co. in Washington, DC from 1986 to 1988, Mr. Abrahams was a policy analyst in the Executive Office of the President, Office of Management and Budget, Washington, DC from 1981 to 1986.

Directors Whose Present Terms Continue until 2004

Dr. Paul Kouri—Dr. Kouri is a director of Downey and the Bank. Dr. Kouri has served as a director of the Bank since 1959. Dr. Kouri also is actively involved in a variety of real estate development and management activities. Dr. Kouri is a retired physician having practiced for more than 45 years.

Brent McQuarrie—Mr. McQuarrie is a director of Downey and the Bank. Mr. McQuarrie has served as a director of the Bank since 1987. Mr. McQuarrie's principal occupation for more than the past five years has been President and director of Legacy Realty and Investment Corp., a Utah real estate and development company, formerly known as Seven Peaks Development.

BOARD COMMITTEES AND MEETING ATTENDANCE

Currently, Downey has four Board Committees: Audit, Compensation, Executive and Nominating. Membership in the committees, as of the record date of March 1, 2002, is as follows:

Audit

Sam Yellen, Chair
Michael B. Abrahams
Dr. Paul Kouri
Brent McQuarrie

Compensation

Brent McQuarrie, Chair
Michael B. Abrahams
Cheryl E. Olson
Lester C. Smull

Nominating

Cheryl E. Olson, Chair
Maurice L. McAlister
Sam Yellen

Executive

Maurice L. McAlister, Chair
Cheryl E. Olson
Brent McQuarrie

Audit Committee — Five Meetings in 2001

- Responsible for recommending to the Board the engagement of Downey's and the Bank's independent accountants and assuring their independence and objectivity;
- Reviews the scope of the audit plans of the independent accountants and the internal auditors;
- Oversees Downey's and the Bank's policies pertaining to the effectiveness of internal controls, financial reporting, compliance and risk management;
- Reviews the objectivity, effectiveness and resources of the internal audit and internal asset review functions which report directly to the Audit Committee;
- Reviews non-audit services to be performed by the independent accountants;
- Reviews the appropriateness of fees for audit and non-audit services performed by the independent accountants; and
- Composed of "independent" members as defined in the New York Stock Exchange ("NYSE") listing standards.

Compensation Committee — Three Meetings in 2001

- Establishes the overall compensation and benefits policies for Downey and the Bank;
- Reviews and recommends to the Board, the salary and incentive compensation for the President and Chief Executive Officer;
- Reviews and approves the salaries and incentive compensation for all other executive and senior officers of Downey and the Bank; and
- Reviews and approves the short-term and long-term incentive compensation programs, including individual performance goals.

Nominating Committee — One Meeting in 2001

Reviews and makes recommendations to the Board regarding:

- Oversight of Board activities related to corporate governance and organization structure;
- Qualifications for director candidates;
- Candidates for election and re-election to the Board;

- Candidates for the position of Chairman of the Board, and President and Chief Executive Officer; and
- The performance of the President and Chief Executive Officer, in conjunction with the Compensation Committee.

Executive Committee **No Meetings in 2001**

- Exercises the powers of the Board when the Board is not in session, except for the authority to approve the declaration of dividends and except as may otherwise be limited or restricted under applicable Delaware law or under Downey's Certificate of Incorporation or Bylaws.

Nominations of individuals for election to the Board of Downey at an annual meeting of shareholders may be made by any shareholder of Downey entitled to vote for the election of directors at such annual meeting who complies with the notice procedures set forth in Downey's Bylaws. No person shall be elected as a director of Downey unless nominated in accordance with the procedures set forth in this section.

To be timely, a shareholder's notice shall be delivered to or received at Downey's principal executive offices not less than 20 days prior to the meeting; provided, however, that if Downey gives shareholders less than 30 days' notice of the date of the meeting (which notice must be accompanied by a proxy or information statement which identifies the nominees of the Board), notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed. Such shareholder's notice shall set forth as to each person whom the shareholder proposes to nominate for election or re-election as a director (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, and (iii) such person's written consent to serving as a director, if elected; and as to the shareholder giving the notice (i) the name and address of such shareholder, and (ii) the class and number of shares of Downey which are owned of record by such shareholder. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Secretary of Downey the information required to be set forth in a shareholder's notice of nomination which pertains to the nominee together with the required written consents. Ballots bearing the names of all persons nominated by the Nominating Committee and by shareholders shall be provided for use at the annual meeting. If the Nominating Committee fails or refuses to act at least 20 days prior to the annual meeting, nominations for directors may be made at the annual meeting by any shareholder entitled to vote and shall be voted upon.

Actions taken by any of the foregoing committees are reported to the Board, usually at its next meeting.

During 2001, the Board met 13 times: 12 regular meetings and one special meeting. All directors attended at least 75% of the aggregate of meetings held during 2001 by the Board and the committees of the Board on which they serve. Directors meet their responsibilities not only by attending Board and committee meetings, but also through communication with the Chairman, Vice Chairman, President and Chief Executive Officer and other members of management on matters affecting Downey and the Bank.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of March 1, 2002, certain information regarding the beneficial ownership of shares of Common Stock by each director, each of the executive officers named in the Summary Compensation Table on Page 16 and by all directors and executive officers as a group. Unless otherwise stated, the beneficial owner exercises sole voting and investment power over their shares.

Name of Beneficial Owner	Aggregate Number of Shares Beneficially Owned	Percent of Outstanding Shares
Maurice L. McAlister	5,653,205(1)	20.0
Cheryl E. Olson	566,580(2)	2.0
Brent McQuarrie	432,017(3)	1.5
Daniel D. Rosenthal	106,252(4)	*
Dr. Paul Kouri	13,639(5)	*
Sam Yellen	4,472	*
Michael B. Abrahams	4,000	*
Lester C. Smull	598	*
Jane Wolfe	17,605(6)	*
Thomas E. Prince	13,022(7)	*
John R. Gatzke	3,825	*
All Directors and Executive Officers as a Group (16 persons)	6,820,621(8)	24.2%

(1) Mr. McAlister with his spouse, Dianne S. McAlister, as Co-trustor and Co-trustee of the McAlister Family Trust, exercise shared voting and investment power over all shares.

(2) Includes 16,294 shares over which Mrs. Olson shares voting and investment power.

(3) Includes 187,100 shares held by Mr. McQuarrie as Trustee for Jared McQuarrie, Jennifer McQuarrie, Justin McQuarrie and Jamie McQuarrie (Four Jays, Ltd.). In addition, Mr. McQuarrie shares voting and investment power with his spouse, Kathryn McQuarrie, as Co-trustor and Co-trustee with respect to 40,900 shares, all of which are held in trust for the benefit of their children. Mr. McQuarrie holds 2,967 shares in an Individual Retirement Account. Mr. McQuarrie holds sole voting and investment power with respect to 1,050 shares and Mr. McQuarrie's spouse, Kathryn McQuarrie, holds sole voting and investment power with respect to 660 shares. Mr. McQuarrie holds 200,000 shares through Next Generation, Ltd., a Utah limited partnership, in which he serves as General Partner.

(4) Includes options covering 26,373 shares that are exercisable within 60 days.

(5) Dr. Kouri shares voting and investment power with respect to 4,687 shares.

(6) Includes options covering 15,921 shares that are exercisable within 60 days.

(7) Includes options covering 13,022 shares that are exercisable within 60 days.

(8) Includes shared voting and investment power over 5,926,229 shares. Includes options covering 58,901 shares that are excercisable within 60 days.

* Less than 1% of outstanding Common Stock at March 1, 2002.

EXECUTIVE OFFICERS

Executive officers are elected annually and serve at the pleasure of the Board.

The following table sets forth the names of the current executive officers of Downey and the Bank, along with certain other information relating to such persons:

Name	Age At March 1, 2002	Current Position
Daniel D. Rosenthal(1)	49	President and Chief Executive Officer of Downey and the Bank
Thomas E. Prince	55	Executive Vice President and Chief Financial Officer of Downey and the Bank
Gary F. Torrell	46	Executive Vice President, General Counsel and Corporate Secretary of Downey and the Bank
Jane Wolfe	56	Executive Vice President and Chief Administrative Officer of Downey and the Bank
Stanley M. Tarbell	41	Senior Vice President and Tax Director of Downey and the Bank
John R. Gatzke	41	Executive Vice President and Chief Lending Officer of the Bank
Lillian E. Gavin	39	Executive Vice President and Director of Compliance and Risk Management of the Bank
Richard D. Grout	46	Executive Vice President and Director of Retail Banking of the Bank
Cliff J. Piscitelli	52	Executive Vice President and Director of Asset Management of the Bank
Kendice K. Briggs	34	Senior Vice President and Director of Human Resources of the Bank
Kevin W. Hughes	40	Senior Vice President and Director of Portfolio Management and Secondary Marketing of the Bank
Kent J. Smith	40	Senior Vice President and Controller of the Bank
Charles Symmonds	45	Senior Vice President and Chief Information Officer of the Bank

(1) See "Information Concerning Nominees and Directors—Nominees for Election at this Meeting, as Class 1 Directors, to Terms Expiring in 2005", for a description of Mr. Rosenthal's business background.

Thomas E. Prince—Prior to joining the Bank as Executive Vice President and Chief Financial Officer in May 1992, Mr. Prince spent 24 years at Security Pacific Corporation and Security Pacific National Bank in various financial capacities, the last eight years of which as Senior Vice President and Controller.

Gary F. Torrell—Prior to joining the Bank as Executive Vice President, General Counsel and Corporate Secretary in January 2002, Mr. Torrell was senior counsel at City National Bank. From 1983 through 1999, Mr. Torrell was in private practice, including six years as a partner at Paul, Hastings, Janofsky & Walker, LLP.

Jane Wolfe—Ms. Wolfe was appointed Executive Vice President and Chief Administrative Officer of the Bank on January 24, 2001. Prior to re-joining the Bank as Executive Vice President and Chief Lending Officer in April 1994, Ms. Wolfe served as Senior Vice President and Manager of Mortgage Lending for Liberty National Bank from September 1993 to April 1994. Ms. Wolfe acted as a mortgage lending consultant to several financial institutions from November 1992 to September 1993. Prior to such time, Ms. Wolfe served as Executive Vice President and Chief Lending Officer of the Bank from August 1978 to November 1992.

Stanley M. Tarbell—Mr. Tarbell has been Tax Director of the Bank since 1989 and was appointed Senior Vice President in June 1998. Mr. Tarbell joined the Bank as Tax Manager in 1987, and prior thereto, was a practicing Certified Public Accountant with the firm of Kenneth Leventhal and Company.

John R. Gatzke—Mr. Gatzke was appointed Executive Vice President and Chief Lending Officer of the Bank in January 2001. Prior thereto, Mr. Gatzke served as Senior Vice President and Assistant Chief Lending Officer of the Bank from June 1998 to January 2001. Prior thereto, Mr. Gatzke served as Regional Manager of Wholesale and Retail Lending, and in 1997 was appointed Senior Vice President and Director of Wholesale Lending. Mr. Gatzke previously held positions with the Bank from 1986 to 1990 and served as a loan officer. Prior to re-joining the Bank in 1992, Mr. Gatzke was employed by Knight Ridder Newspapers from 1990 to 1991, responsible for marketing and sales of real estate advertising.

Lillian E. Gavin—Ms. Gavin was appointed Executive Vice President, Director of Compliance and Risk Management of the Bank in December 1998. Prior to joining the Bank as Senior Vice President, Director of Compliance and Risk Management in 1997, Ms. Gavin was a senior examiner with the Office of Thrift Supervision and its predecessor, the Federal Home Loan Bank Board, since 1987, and was a bank liquidation specialist with the Federal Deposit Insurance Corporation from 1984 to 1987.

Richard D. Grout—Mr. Grout was appointed Executive Vice President, Director of Retail Banking of the Bank on March 1, 2000. Prior to his current position, Mr. Grout was with Union Bank of California and was responsible for the bank's mortgage origination for Los Angeles County. Prior thereto, Mr. Grout was with Home Savings of America from 1995 to 1998 and American Savings Bank from 1984 to 1995, where he held various retail banking management positions.

Cliff J. Piscitelli—Mr. Piscitelli was appointed Executive Vice President, Director of Asset Management of the Bank in April 2001. Prior thereto, Mr. Piscitellli served as Director of Mortgage Banking of the Bank from October 2000 to April 2001. Prior thereto, Mr. Piscitelli served as Chief Executive Officer of KATL Properties from April 1995 to April 2000. Prior thereto, Mr. Piscitelli served as Chief Executive Officer and co-owner of Frontline Mortgage Company from December 1989 to January 1995.

Kendice K. Briggs—Ms. Briggs was appointed Senior Vice President, Director of Human Resources of the Bank in November 2000. Ms. Briggs joined the Bank in 1995 as an employment supervisor and was appointed Vice President and Manager of Human Resources in July 1998. Prior thereto, Ms. Briggs managed the Human Resources Department for Imperial Thrift and Loan Association from 1991 to 1995.and, prior thereto, worked for the accounting firm of Coopers & Lybrand in their Professional Personnel Department.

Kevin W. Hughes—Mr. Hughes was appointed Senior Vice President, Director of Portfolio Management and Secondary Marketing in February 2000. Mr. Hughes joined the Bank as Vice President and Director of Secondary Marketing in 1998 and prior thereto, was Vice President, Portfolio Manager for Washington Mutual Bank from 1997. Prior thereto, Mr. Hughes held various positions with American Savings Bank from 1988 to 1997, with American Savings and Loan Association from 1984 to 1988, and with State Savings and Loan Association from 1982 to 1984.

Kent J. Smith—Mr. Smith was appointed Senior Vice President, Controller of the Bank in January 2001. Prior thereto, Mr. Smith served as Vice President, Acting Controller of the Bank from August 2000 and Vice President, Assistant Controller of the Bank from June 1998 to July 2000. Mr. Smith joined the Bank in October 1992 as a Senior Internal Auditor and was appointed Financial Reporting Manager in February 1996.

Charles Symmonds—Mr. Symmonds was appointed Senior Vice President, Chief Information Officer of the Bank in August 2000. Prior thereto, Mr. Symmonds served as Acting Chief Information Officer of the Bank from April 2000 to August 2000. Prior thereto, Mr. Symmonds was Director of PC Operations of the Bank from August 1999 to April 2000. Mr. Symmonds joined the Bank in May 1989 as Senior Technical/LAN Analyst and was subsequently appointed Manager PC/LAN Support and Manager of PC Programming between 1991 and August 1999.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is responsible for monitoring the integrity of Downey's financial reporting process and systems of internal controls regarding financial reporting, accounting and legal compliance. In addition, the Audit Committee is responsible for monitoring the independence and performance of Downey's independent auditors, the internal auditing department and the internal asset review function. The Audit Committee also facilitates communication among the independent auditors, management, the internal auditing department, the internal asset review department and the Board. The Audit Committee is currently composed of four directors, none of whom is employed by Downey.

Audit Philosophy

During 2000, the Audit Committee revised its written charter to comply with new rules relating to the functioning of corporate audit committees promulgated by the Securities Exchange Commission ("SEC") and NYSE. The Audit Committee's charter was approved by Downey's Board of Directors in January 2001 and is attached to Downey's 2001 proxy statement as Appendix A.

During 2001, the Audit Committee met five times. The Audit Committee reviewed and discussed with management Downey's quarterly and annual audited financial statements. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61.

Communications with Audit Committee

The Audit Committee discussed with the independent auditors changes in significant accounting policies, the process used by management in formulating material accounting estimates and the independent auditor's conclusions regarding the reasonableness of such policies, estimates and adjustments arising from the audit, if any, and any disagreements with management over the application of accounting principles.

The Audit Committee received, reviewed and discussed with the independent auditors, the auditor's written disclosures regarding independence and the letter from the auditor required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*. Based on the review of such disclosures and giving consideration to the non-audit services provided by KPMG LLP during 2001, the Audit Committee has concluded that independence has not been impaired or compromised.

Based on the Audit Committee's review and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in Downey's Form 10-K filed with the SEC.

Respectfully submitted,

Sam Yellen, Chairman
Michael B. Abrahams
Dr. Paul Kouri
Brent McQuarrie

Fees

During 2001, the Company paid the following amounts to KPMG LLP for the services as described below:

Audit Fees

Downey paid a total of $210,000 for the audit and review of Downey's 2001 financial statements.

Financial Information Systems Design and Implementation

None.

All Other Fees

Downey paid a total of $98,413 for all other services performed by KPMG LLP, the majority of which were related to tax projects.

PROPOSAL 2. RATIFY THE APPOINTMENT OF AUDITORS

The Board has appointed KPMG LLP as Downey's auditors for the year 2002 and this appointment is being submitted to the shareholders for ratification. In the event the appointment is not ratified by a majority of votes cast, in person or by proxy, it is anticipated that no change in auditors would be made for the current year because of the difficulty and expense of making any change so long after the beginning of the current year. However, such vote would be considered in connection with the appointment of auditors for the next year.

KPMG LLP was Downey's auditor for the year ended December 31, 2001, and their representative is expected to attend the meeting, respond to appropriate questions and if such representative desires, which is not now anticipated, make a statement.

In 1989, the Board engaged KPMG LLP as Downey's independent auditor and the relationship which has existed has been the customary relationship between an independent accountant and client.

The Board recommends that shareholders vote "FOR" this proposal. Proxies, unless indicated to the contrary, will be voted "FOR" this proposal.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board establishes the overall compensation policies and programs of Downey and its subsidiaries. In addition, the Compensation Committee recommends the compensation of the President and Chief Executive Officer, subject to the Board's approval. The Compensation Committee is composed of four directors, none of whom is employed by Downey.

Compensation Philosophy

The Compensation Committee's goal is to align compensation programs with the strategic direction of Downey and to attract, motivate and retain the best qualified employees. In carrying out its duties, the Compensation Committee evaluates compensation and benefits programs, including both qualified and nonqualified programs, as well as medical, dental and other benefits programs affecting all employees to ensure they are cost effective, competitive and fair.

The Compensation Committee periodically compares Downey's pay policies to peer group institutions. The Compensation Committee strives to implement benefits programs which, based upon competitive and cost considerations, deliver the highest level of value consistent with corporate and shareholder interests. Total compensation (including benefits) is established in the context of overall job responsibilities, achieving corporate and individual performance goals and objectives, as well as competitive compensation conditions.

2001 Compensation Programs

During 2001, the components of the compensation programs included a base salary, a bonus program ("Annual Incentive Plan"), the 1994 Long-Term Incentive Plan, a Deferred Compensation Plan, a Section 125 Cafeteria Plan (i.e., medical, vision, dental and life coverages) and an Employees' Retirement and Savings Plan (401(k) Plan).

Base Salary

During 2001, the Compensation Committee reviewed base salaries of selected employees, including executive officers. Based on such review and the Compensation Committee's assessment of market conditions and competitive factors, the Compensation Committee recommended adjustments to base salaries for such employees and executive officers. This recommendation was based on salary survey data supplied by third party nationally recognized salary surveys and salary surveys among the Bank's competitors.

Annual Incentive Plan

During 2001, the Compensation Committee reviewed and the Board approved an Annual Incentive Plan for Downey. Individual performance objectives were established for all eligible participants in the Annual Incentive Plan based upon their individual responsibilities and Downey's 2001 approved corporate performance target for net income, which aligned each participant's compensation with Downey's approved business plan. During 2001, bonus incentives targeted under the Annual Incentive Plan for the President (who is also the Chief Executive Officer), and the Chief Administrative Officer were targeted at 120% and 100% of their base salary, respectively. Other executive officers and eligible participants of Downey and the Bank were targeted at 10%-100% of their base salary. Pursuant to the Annual Incentive Plan, those targeted amounts may be adjusted based upon individual, department, business and corporate performance goals which provide for a potential bonus payment of up to 168% of an individual's targeted bonus amount. However, to the extent that actual corporate performance was 80% or below the approved corporate performance goal, no bonus amounts were to be paid to participants pursuant to the Annual Incentive Plan.

After obtaining the 2001 year-end results, the Compensation Committee met with the President and Chief Executive Officer and reviewed the individual performance contribution of each participant in the Annual Incentive Plan. During 2001, Downey achieved 101% of its corporate performance target. Based upon 2001 corporate and individual participant performance, bonuses paid, relative to the targeted amounts for all such participants, represented, on average, 115% of the bonus target.

1994 Long-Term Incentive Plan

In 1994, the Bank's Board approved a Long-Term Incentive Plan (the "LTIP"). The LTIP was submitted to the Bank's shareholders for approval at a special meeting of shareholders held on December 21, 1994. Thereafter, the LTIP was adopted and ratified by Downey and, pursuant thereto, shares of Downey are to be issued upon the exercise of options or payments of other awards for which payment is to be made in stock.

The LTIP was adopted to promote and advance the interests of Downey and its shareholders by providing a means by which selected officers and employees would be given an opportunity to acquire stock in Downey and other incentive-based awards, to assist in attracting and retaining the services of employees holding key positions and to provide incentives for such key employees to exert maximum efforts toward results that are in the best interests of all shareholders. Incentive stock options may be granted under the LTIP only to officers and key employees, including directors if they are employees. Currently, approximately 38 officers and key employees are eligible to receive awards under the LTIP. The LTIP is administered by the Compensation Committee and, during 2001, no stock option grants or other awards were made under the LTIP.

Deferred Compensation Program

During 1995, the Compensation Committee reviewed and the Board approved implementation of a Deferred Compensation Plan for key management employees and directors. The Deferred Compensation Plan is considered to be an essential element in a comprehensive competitive benefits package designed to attract and retain individuals who contribute to the success of Downey. Participants are eligible to defer compensation on a pre-tax basis, including director fees, and earn a competitive interest rate on the amounts deferred. During 1999, the Board terminated the 1995 Deferred Compensation Plan and a 1999 Deferred Compensation Program was approved for key management employees and directors. Currently, 72 management employees and seven directors are eligible to participate in the program. During 2001, 22 management employees and one director elected to defer compensation pursuant to the 1999 Deferred Compensation Program.

Employees' Retirement and Savings Plan

The Bank offers to its employees a 401(k) plan. It is called the Downey Savings Employees' Retirement and Savings Plan. Participants are permitted to make contributions on a pre-tax basis, a portion of which is matched by the Bank. In addition, a discretionary contribution may be made on behalf of each eligible participant according to a formula which takes into account the age, years of service and compensation of the participant as well as achievement of an annual corporate performance target, but excludes commissioned loan production and Annual Incentive Plan participants. For 2001, total contributions consisted of the Bank's discretionary contribution ($1,967,992) and the employer match ($443,091) to the Downey Savings Employees' Retirement and Savings Plan.

Employee Stock Purchase Plan

Downey offers its employees participation in Downey's Employee Stock Purchase Plan. Downey believes that ownership of Downey's stock by employees will foster greater employee interest in Downey's success, growth and development and will be to the mutual benefit of the employee and

Downey. The Employee Stock Purchase Plan is designed to provide employees a continued opportunity to purchase Downey stock through systematic payroll deductions. Downey bears all costs of administering the Employee Stock Purchase Plan, including broker's fees, commissions, postage and other costs incurred with stock purchases. If an employee elects to terminate participation in the Employee Stock Purchase Plan, or sells stock acquired through the Employee Stock Purchase Plan, the employee is responsible for the associated costs.

President and Chief Executive Officer Compensation

During 2001, Daniel D. Rosenthal served as President and Chief Executive Officer of Downey and the Bank. In accordance with the Annual Incentive Plan and achievement of Downey's 2001 corporate performance target, the Compensation Committee recommended and Downey's Board approved an incentive compensation payment to Mr. Rosenthal of $477,360, which amount represents 122% of the targeted incentive amount.

The Compensation Committee believes that the management team is dedicated to achieving significant improvement in Downey's long-term financial performance. The Compensation Committee further believes that Downey's compensation policies are designed to align closely the financial interests of senior executive management with the interests of Downey's shareholders and, as administered by the Compensation Committee, will enhance management's efforts in these areas.

Respectfully submitted,

Brent McQuarrie, Chairman
Michael B. Abrahams
Cheryl E. Olson
Lester C. Smull

COMPENSATION

Executive Compensation

The following Summary Compensation Table sets forth all compensation paid by Downey and its subsidiaries for services rendered during 2001, 2000, and 1999 to Downey's Chief Executive Officer, and each of Downey's four other most highly compensated executive officers as of the end of 2001, (collectively, the "Named Executives").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Number of Securities Underlying Options	LTIP Payouts	All Other Compensation
Daniel Rosenthal	2001	$325,000	$477,360	$5,098(1)	—	—	—	$ 0(1)
President and Chief Executive	2000	300,000	492,624	4,643(1)	—	—	—	3,000(1)
Officer	1999	250,008	300,000	3,724(1)	—	—	—	4,808(1)
Jane Wolfe	2001	$275,016	$336,600	$4,689(2)	—	—	—	$ 0(2)
Executive Vice President and	2000	250,008	373,200	4,416(2)	—	—	—	0(2)
Chief Administrative Officer	1999	225,000	275,000	4,715(2)	—	—	—	52,390(2)
John Gatzke	2001	$198,008	$242,352	$4,088(3)	—	—	—	$ 1,127(3)
Executive Vice President and	2000	180,006	268,704	3,733(3)	—	—	—	0(3)
Chief Lending Officer	1999	150,006	206,768	3,836(3)	—	—	—	12,981(3)
Thomas E. Prince	2001	$203,708	$ 50,925	$4,221(4)	—	—	—	$ 0(4)
Executive Vice President and	2000	194,007	53,350	4,042(4)	—	—	—	0(4)
Chief Financial Officer	1999	184,007	51,060	4,708(4)	—	—	—	19,101(4)
Cliff Piscitelli	2001	$175,007	$ 78,520	$2,699(5)	—	—	—	$ 0
Executive Vice President and Asset Management Director	2000	43,191	21,770	0	—	—	—	0

(1) The amounts shown for Mr. Rosenthal for 2001 include flex benefit credits contributed by Downey ($3,398), and Mr. Rosenthal's interest ($1,700) in Downey's 2001 401(k) plan contributions; and for 2000 include flex benefit credits contributed by Downey ($2,943), Mr. Rosenthal's interest ($1,700) in Downey's 2000 401(k) plan contributions, and a service award ($3,000); and for 1999 include flex benefit credits contributed by Downey ($2,124), Mr. Rosenthal's interest ($1,600) in Downey's 1999 401(k) plan contributions, and cashed out Personal Time Off ($4,808).

(2) The amounts shown for Ms. Wolfe for 2001 include flex benefit credits contributed by Downey ($2,943), Ms. Wolfe's interest ($1,700) in Downey's 2001 401(k) plan contributions and reportable interest from deferred compensation ($46); and for 2000 include flex benefit credits contributed by Downey ($2,716), and Ms. Wolfe's interest ($1,700) in Downey's 2000 401(k) plan contributions; and for 1999 include flex benefit credits contributed by Downey ($2,397), Ms. Wolfe's interest ($1,600) in Downey's 1999 401(k) plan contributions, reportable interest from deferred compensation ($718), cashed out Personal Time Off ($10,817), and interest paid and balance of deferred compensation ($41,573).

(3) The amounts shown for Mr. Gatzke for 2001 include flex benefit credits contributed by Downey ($2,306), Mr. Gatzke's interest ($1,700) in Downey's 2001 401(k) plan contributions, reportable interest from deferred compensation ($82), a service award ($1,000) and a prize award ($127); and for 2000 include flex benefit credits contributed by Downey ($2,033), and Mr. Gatzke's interest ($1,700) in Downey's 2000 401(k) plan contributions; and for 1999 include flex benefit credits contributed by Downey ($1,760), Mr. Gatzke's interest ($1,600) in Downey's 1999 401(k) plan contributions, reportable interest from deferred compensation ($476), and cashed out Personal Time Off ($12,981).

(4) The amounts shown for Mr. Prince for 2001 include flex benefit credits contributed by Downey ($2,433), Mr. Prince's interest ($1,700) in Downey's 2001 401(k) plan contributions and reportable interest from deferred compensation ($88); and for 2000 include flex benefit credits contributed by Downey ($2,342), and Mr. Prince's interest ($1,700) in Downey's 2000 401(k) plan contributions; and for 1999 include flex benefit credits contributed by Downey ($2,342), Mr. Prince's interest ($1,537) in Downey's 1999 401(k) plan contributions, reportable interest from deferred compensation ($829), and cashed out Personal Time Off ($19,101).

(5) The amounts shown for Mr. Piscitelli for 2001 include flex benefit credits contributed by Downey ($2,261), and Mr. Piscitelli's interest ($438) in Downey's 2001 401(k) plan.

Option Exercises and Holdings

The following table provides information with respect to the Named Executives concerning the exercise of options during 2001 and unexercised options held by the Named Executives as of December 31, 2001:

Aggregated Option Exercises in 2001 and Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at 12/31/00		Value of Unexercised In-the-Money Options at 12/31/01(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel D. Rosenthal	—	—	26,373	11,794	$525,668	$186,463
Jane Wolfe	—	—	15,921	10,615	251,711	167,823
Thomas E. Prince	—	—	13,022	5,787	260,240	91,492

(1) Value of unexercised "in-the-money" options is the difference between the market price of the Common Stock on December 31, 2001 ($41.25 per share) and the exercise price of the options, multiplied by the number of shares subject to the option. The number of options and the exercise price per share have been adjusted for a 5% stock dividend paid in December 1995, a three-for-two stock split effected in the form of a stock dividend paid in December 1996, a 5% stock dividend paid in May 1997 and a 5% stock dividend paid in May 1998.

Director Compensation

Annual Compensation

Currently, directors who are not employees receive (i) an annual retainer of $24,000 payable monthly or quarterly, at the director's option, (ii) an attendance fee of $1,000 for each Board meeting held on a regular Board meeting day, and (iii) an attendance fee of $1,000 for each meeting of a Downey or Bank committee or $500 for each meeting of DSL Service Company's Board held on a day other than a regular Board meeting day. Non-employee directors who review the Thrift Financial Reports and Consolidated Maturity/Rate Reports, required to be filed quarterly with the Office of Thrift Supervision, also receive a $500 fee per quarter in connection with the review and execution of those regulatory reports. The Chairmen of Downey's Audit and Compensation Committees each receive an additional annual retainer of $5,000 and $3,000, respectively. The Chairman of Downey's and the Bank's Boards is entitled to receive an additional annual retainer of $2,500, respectively. Downey's and the Bank's Chairman has declined to accept these additional annual retainers. Directors are reimbursed for reasonable out-of-pocket expenses incurred in the performance of their duties. Furthermore, directors are entitled to participate in and receive the medical benefit coverage provided to the Bank's employees, or payment in lieu thereof.

Director Retirement Benefits

A retirement benefit (the "Director Retirement Benefits") will be paid to each non-employee director or his or her designated beneficiary, in equal monthly installments for a period of 60 months beginning the month following his or her retirement. The aggregate Director Retirement Benefits for each director will equal one-third of the number of months of service as a director by such individual (up to a maximum of 15 years of service) multiplied by the average monthly qualified (non-employee) director compensation paid to such individual during the three years preceding cessation of service as a director. Qualified director compensation includes the annual retainer plus all meeting fees for the Boards and committees of Downey, the Bank and their respective subsidiaries. The right of each director to begin to receive such Director Retirement Benefits is subject to the individual director having (i) ceased serving as a director of Downey and the Bank, and (ii) served as a director for at least three years. If a majority interest of Downey's outstanding stock is transferred or acquired (other than by will or by the laws of descent and distribution), then the entire earned Director Retirement Benefits becomes payable immediately, and the three-year minimum service requirement does not apply. If a retired director so requests, Downey, at its option, may make a single lump-sum payment of the Director Retirement Benefits. Any such accelerated payment would be discounted at the interest rate then in effect for the Bank's five-year certificate of deposit.

Founder Retirement Agreement

On December 21, 1989, the Bank entered into a retirement agreement (the "Founder Retirement Agreement") with Mr. McAlister, pursuant to which Mr. McAlister's compensation was $32,167 per month, which payments commenced upon Mr. McAlister's retirement as President of DSL Service Company, a subsidiary of the Bank, in 1993. The Founder Retirement Agreement provides for adjustments to compensation payments every three years, based on the Consumer Price Index, as defined under the Founder Retirement Agreement. Pursuant to these adjustments, Mr. McAlister's compensation was adjusted to $35,688.27 per month, effective as of July 1, 1999.

During 2000, in consideration and in recognition of Mr. McAlister having completed more than thirty years of service and his continuing involvement with the growth of Downey and the Bank, the Bank agreed to amend the Founder Retirement Agreement pursuant to which Mr. McAlister and the Bank agreed that Mr. McAlister would be entitled to receive monthly compensation for so long as Mr. McAlister lives but not less than 120 months from June 28, 2000. During 2001, Mr. McAlister received $428,259 under the Founder Retirement Agreement. If a majority interest of Downey's Common Stock is transferred or acquired, then such compensation shall continue as scheduled or, at Downey's option, a lump-sum payment equal to the then present value of any remaining compensation shall be paid.

PERFORMANCE GRAPH

The table below compares the performance of Downey with that of the S&P 500 composite index and the selected Peer Group. The Peer Group consists of those thrifts based in western states followed by Merrill Lynch & Co. The companies included in the Peer Group change from time to time as Merrill Lynch & Co. makes adjustments in the institutions it follows. As of the date of this Proxy Statement, this Peer Group consists of two California-based companies: Golden State Bancorp and Golden West Financial Corp.; and one Washington-based company: Washington Mutual. This Peer Group was selected because it has a representative number of publicly held financial institutions which are competitors in Downey's market areas. The following table assumes $100 invested on December 31, 1996 in Downey, the S&P 500 and equally in the companies in the Peer Group, and assumes a reinvestment of dividends on a daily basis.

Comparison of 5-year Cumulative Total Return
Downey, S&P 500 Index and Peer Group



350
300
250
200
150
100
50
0

	1996	1997	1998	1999	2000	2001
Downey	100.00	154.27	146.60	118.30	326.28	246.82
S&P 500	100.00	133.36	171.47	207.56	188.66	166.24
Peer Group	100.00	146.80	131.50	105.11	211.11	194.80

Downey   S&P 500   Peer Goup

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Certain Business Relationships

During 2001, employees of Downey and the Bank provided accounting and related services to Maurice L. McAlister, Chairman of Downey's Board of Directors, certain members of Mr. McAlister's family and certain of his controlled affiliates. The aggregate value of these services was approximately $62,382. Downey and the Bank have been fully reimbursed for the services provided.

Mr. Smull, a director of Downey and the Bank, has a business relationship that is discussed in the following paragraph.

Compensation Committee Interlocks and Insider Participation

On February 27, 2002, the Bank's Board approved a proposed transaction in which the Bank would enter into a commercial lease with Business Properties #22, a California General Partnership ("BP #22"), to lease premises from BP #22 for use by the Bank as a Huntington Beach branch office. Lester C. Smull, a director of Downey and the Bank, and one of the four members of Downey's Compensation Committee, is the managing general partner of BP #22. It is expected that the definitive lease agreement will contain customary terms and conditions, provide for a term of 10 years, charge rent at the rate of $8,000 per month, subject to increases of 10% every five years, and provide for two consecutive five-year options to extend the term. Management believes that the terms of the proposed lease arrangement, including the monthly rent, are at least as favorable to the Bank as prevailing terms that could be obtained from a non-affiliated person.

Indebtedness of Management

The Bank offers loans to directors, officers and employees of Downey, the Bank and their respective subsidiaries. These loans are made in the ordinary course of business and, in the judgment of management, do not involve more than the normal risk of collectability or present other unfavorable features. The loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions involving non-affiliated persons.

Over a period of approximately 25 years, the Bank has made various loans to Lester C. Smull, a director, in his individual capacity, to the Smull Family Trust and to a number of California partnerships as to which Mr. Smull is a managing general partner. As of December 31, 2001, the Bank had loans outstanding to Mr. Smull or his related partnerships in an aggregate amount of approximately $21.2 million. Each of the loans to Mr. Smull or his related partnerships (i) was made in the ordinary course of business, (ii) and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions involving non-affiliated persons, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

At the close of business on March 1, 2002, the record date for the Annual Meeting, there were 28,213,048 shares of Downey's Common Stock outstanding and entitled to vote, all of one class, and each having one vote. The holders of a majority of the shares outstanding and entitled to vote, either present in person or represented by proxy, constitute a quorum for the Annual Meeting.

Principal Shareholders

Information concerning the owners of more than 5% of the outstanding Common Stock as of the record date for the Annual Meeting follows:

Name/Address	Amount/Nature of Beneficial Ownership	Percent of Outstanding Stock
McAlister Family Trust(1) 3501 Jamboree Road Newport Beach, CA 92660	5,653,205	20.0%
Perkins, Wolfe, McDonnell & Company(2) 53 W. Jackson Blvd., Suite 722 Chicago, IL 60604	1,623,060	5.8%
Gerald H. McQuarrie Family Trusts(3) Hawkins, Cloward & Simister 1095 South 800 East, Suite #1 Orem, UT 84097	1,557,684	5.5%
Westport Asset Management, Inc.(4) 253 Riverside Avenue Westport, CT 06880	1,520,631	5.4%

(1) See footnote (1) on page 7.

(2) Information is based upon Schedule 13G, filed on February 25, 2002 with the SEC by Perkins, Wolfe, McDonnell & Company. These securities are owned by various individual and institutional investors which Perkins, Wolfe, McDonnell & Company serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Perkins, Wolfe, McDonnell & Company is deemed to be a beneficial owner of such securities. However, Perkins, Wolfe, McDonnell & Company expressly disclaims that it is, in fact, the beneficial owner of such securities.

(3) Oneida B. McQuarrie-Gibson serves as Trustee for the Gerald H. McQuarrie Family Trusts. Includes 60,926 shares held by the Survivor Trust of the Gerald H. McQuarrie Trusts; 7,216 shares held by the By-Pass Trust of the Gerald H. McQuarrie Family Trusts; 76,150 shares held by the Exempt Marital Trust of the Gerald H. McQuarrie Family Trusts; 1,088,255 shares held by the Non-Exempt Marital Trust of the Gerald H. McQuarrie Family Trusts; 108,379 shares held by OBM-Brent, Ltd.; 108,379 shares held by OBM-Scott, Ltd.; and 108,379 shares held by OBM-Sandy, Ltd.

(4) Information is based upon Schedule 13G, filed on February 14, 2002 with the SEC by Westport Asset Management, Inc. These securities are owned by various individuals and institutional investors which Westport Asset Management, Inc. serves as investment advisor with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Westport Asset Management, Inc. is deemed to be a beneficial owner of such securities. However, Westport Asset Management, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Downey's and, as may be determined, the Bank's and their respective subsidiaries' executive officers, directors and holders of more than 10% of the Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of Downey. Such persons and holders are required to furnish Downey with copies of all reports filed pursuant to such requirement.

Based solely on review of the copies of such forms furnished to Downey and written representations from certain reporting persons that no Forms 5 were required, Downey believes that during the period January 1, 2001 to December 31, 2001, all Section 16 filing requirements were complied with.

PROPOSALS OF SHAREHOLDERS

It is presently anticipated that the 2003 Annual Meeting of Shareholders will be held in April 2003. Shareholders desiring to exercise their rights under the proxy rules to submit shareholder proposals are advised that their proposals must be received by Downey no later than November 15, 2002, in order to be eligible for inclusion in Downey's proxy statement relating to that meeting. Shareholders desiring to submit proposals pursuant to the proxy rules should submit their proposals to the Corporate Secretary, Downey Financial Corp., 3501 Jamboree Road, Newport Beach, California 92660.

ANNUAL REPORT TO SHAREHOLDERS

Downey's Annual Report to Shareholders and Report on Form 10-K, which includes the consolidated financial statements and related notes thereto, accompanies this Proxy Statement.

SINGLE COPIES OF DOWNEY'S ANNUAL REPORT TO SHAREHOLDERS, AND REPORT ON FORM 10-K (WITHOUT EXHIBITS) MAY BE OBTAINED, FREE OF CHARGE, UPON WRITTEN REQUEST TO: DOWNEY FINANCIAL CORP., 3501 JAMBOREE ROAD, NEWPORT BEACH, CALIFORNIA, 92660, ATTENTION: CORPORATE SECRETARY.

OTHER BUSINESS

Presented by Management

As of the date of this Proxy Statement, the management of Downey does not know of any other matters that are to be presented for action at the Annual Meeting. Should any other matters come before the Annual Meeting or any adjournment thereof, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment. Additional business may be properly brought before the Annual Meeting by or at the direction of a majority of Downey's Board.

Presented by Shareholders

Pursuant to Downey's Bylaws, only such business shall be conducted, and only such proposals shall be acted upon at the Annual Meeting as are properly brought before the Annual Meeting. For any new business proposed by management to be properly brought before the Annual Meeting such new business shall be approved by the Board, either directly or through its approval of proxy solicitation materials related thereto, and shall be stated in writing and filed with the Corporate Secretary of Downey at least 60 days before the date of the Annual Meeting, and all business so stated, proposed and filed shall be considered at the Annual Meeting. Any shareholder may make any other proposal at the Annual Meeting and the same may be discussed and considered, but unless properly brought before the Annual Meeting, such proposal shall not be acted upon at the Annual Meeting. For a proposal to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Corporate Secretary of Downey. To be timely, a shareholder's notice must be delivered to or received at the principal executive offices of Downey not less than 120 calendar days before the date of Downey's proxy statement released to shareholders in connection with the previous year's annual meeting of shareholders, except that, if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, notice by the shareholder to be timely must be so received no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed. A shareholder's notice to the Corporate Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the proposal desired to be brought before the annual meeting, (ii) the name and address of the shareholder proposing such business, and (iii) the class and number of shares of Downey which are owned of record by the shareholder. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in Downey's Bylaws.

Gary F. Torrell
Corporate Secretary

DOWNEY FINANCIAL CORP.

CORPORATE HEADQUARTERS
3501 Jamboree Road
Newport Beach, CA 92660
(949) 854-0300
http://www.downeysavings.com